   As filed with the Securities and Exchange Commission on June 5, 2001
                                                     Registration No. 333-60154
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                             Amendment No. 2
                                      To
                                   FORM S-1
                            REGISTRATION STATEMENT

                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                              UNILAB CORPORATION
            (Exact name of registrant as specified in its charter)
        Delaware                     8801                    95-4415490
                               (Primary Standard          (I.R.S. Employer
     (State or other              Industrial             Identification No.)
      jurisdiction)           Classification Code
                                    Number)
                               ----------------
                              18448 Oxnard Street
                           Tarzana, California 91356
                                (818) 996-7300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ----------------
                              David W. Gee, Esq.
            Executive Vice President, Secretary and General Counsel
                          704-228th Avenue N.E., #362
                          Sammamish, Washington 98074
                                (425) 898-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                                  Copies to:
      Gregory A. Fernicola, Esq.               Peter J. Loughran, Esq.
 Skadden, Arps, Slate, Meagher & Flom           Debevoise & Plimpton
                  LLP                             875 Third Avenue
           Four Times Square                  New York, New York 10022
       New York, New York 10036                    (212) 909-6000
            (212) 735-3000
   Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                               ----------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form as a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                  Proposed
                                                    Proposed      Maximum
                                                    Maximum      Aggregate    Amount of
   Title of Each Class of          Amount to be  Offering Price   Offering   Registration
Securities to be Registered        Registered(1)   Per Share      Price(1)    Fee(2)(3)
-----------------------------------------------------------------------------------------
 Common Stock, par value $0.01..     7,705,000       $16.00     $123,280,000   $30,820
-----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes common stock issuable upon exercise of the underwriters' over-allotment option.
(2) The registration fee has been calculated in accordance with Rule 457(a) under the Securities Act of 1933.

(3)   Previously paid.
                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 5, 2001

PROSPECTUS

                                6,700,000 Shares



[LOGO OF UNILAB]               UNILAB CORPORATION
                                  Common Stock
                                 $   per share

                                   ---------

  We are selling 6,700,000 shares of our common stock. We have granted the underwriters an option to purchase up to 1,005,000 additional shares of common stock to cover over-allotments.

  This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $14.00 and $16.00 per share. We have filed an application to have our common stock listed on The Nasdaq Stock Market's National Market under the symbol "ULAB."

                                   ---------

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ---------

                                                 Per Share Total
                                                 --------- -----
Public Offering Price                              $       $
Underwriting Discount                              $       $
Proceeds to Unilab Corporation, before expenses    $       $

  The underwriters expect to deliver the shares to purchasers on or about
      , 2001.

                                   ---------

                          Joint Book-Running Managers

Salomon Smith Barney                                  Credit Suisse First Boston

                                   ---------

                           U.S. Bancorp Piper Jaffray

      , 2001

A map of California depicting the location of all of the Company's Full-Service laboratories, STAT labs and PSCs in California. At the top center of the page is the Unilab logo and Unilab name, with the words "First in California" underneath the name and logo.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 ------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1

Risk Factors...............................................................   7

Use of Proceeds............................................................  16

Dividend Policy............................................................  16

Dilution...................................................................  17

Capitalization.............................................................  18

Selected Financial Data....................................................  19

Management's Discussion and Analysis of
 Financial Condition and Results of Operations.............................  21

Business...................................................................  31

Management.................................................................  51

Certain Transactions.......................................................  61

Principal Stockholders.....................................................  62

Description of Capital Stock...............................................  63

Shares Eligible for Future Sale............................................  64

United States Federal Tax Considerations
 for Non-United States Holders.............................................  66

Underwriting...............................................................  69

Legal Matters..............................................................  71

Experts....................................................................  71

Change in Accountants......................................................  71

Where Can You Find More Information........................................  71

Index to Consolidated Financial Statements................................. F-1

   Until     , 2001 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, you are encouraged to read this entire prospectus and the documents incorporated by reference.

                               Unilab Corporation

   We are the largest independent clinical laboratory testing company in California and one of the largest in the nation. We provide efficient and competitively-priced laboratory testing services to physicians, managed care groups, hospitals and other healthcare providers. We offer over 1,000 different tests which help physicians diagnose, evaluate, monitor and treat disease by measuring the presence, concentrations or composition of chemical and cellular components in human body fluids and tissues. These tests range from routine tests, such as glucose monitoring and complete blood count, to highly specialized tests, such as those designed to measure HIV infection and hepatitis C.

   In 2000, we performed approximately 30 million tests. We believe that our revenues in 2000 represented approximately 25% of the California independent clinical laboratory testing market and approximately twice the annual sales of the next largest independent clinical laboratory in California.

   Our ability to serve our clients effectively is based on our collection, transportation, testing and reporting infrastructure, which we believe to be the most extensive in California. We have built our support network through internal growth and a series of strategic acquisitions, resulting in statewide geographic coverage and a strong presence in population centers that generate a high volume of test requisitions.

   We operate three large, full-service laboratories located in Los Angeles, San Jose and Sacramento, and 38 strategically located short turnaround time laboratories where we perform an abbreviated line of routine tests on an emergency or time-sensitive basis. Our network also includes 344 patient service centers, where technicians procure specimens and route them to the appropriate testing site. Our 395 courier routes and 29 courier hubs provide rapid collection, processing and distribution services to our clients. We offer our fully-integrated testing services 365 days a year, 24 hours a day.

   From 1998 to 2000, our revenue increased at a compounded annual rate of approximately 25%. This increase is the result of strategic acquisitions and organic growth resulting from both market share growth and price increases. Over the same period, our operating income, before merger/recapitalization expenses and legal charges, increased at a compounded annual rate of approximately 45% and as a percentage of revenue from 11.2% to 15.0%. Our increased profitability is due to synergies realized from our acquisitions, efforts to improve operating efficiencies, enhanced operating leverage through organic growth and price increases.

                             Competitive Strengths

   We believe we are well-positioned for continued profitable growth due to the following competitive strengths:

  . Market Leader in California. We are the largest independent clinical laboratory testing company in California, serving approximately 45,000 clients, and have approximately 150 managed care contracts, covering approximately 4.8 million managed care lives. We believe that it would be difficult and expensive for new entrants or existing competitors in the California market to achieve our degree of geographic penetration, assemble a clinical laboratory network comparable to ours or obtain the number of contracts we have.

  . Superior Regional Infrastructure. Our fully integrated and extensive field-service network gives us a key competitive advantage in California's clinical laboratory testing market by enabling us to offer our clients and their patients greater geographic coverage and convenience than our competitors. We operate more client-support facilities in California than any of our competitors.

  . Low-Cost Provider. We have created a fully-integrated collection, testing and distribution network with significant operating leverage, which allows us to expand testing capacity at low incremental cost and minimal additional capital expenditures. We believe that our economies of scale, integrated network and efficient processes have resulted in our cost per specimen being among the lowest, and our margins being among the highest, of any large clinical laboratory company nationwide.

  . Comprehensive Testing Services. We offer a full range of routine and esoteric testing services. Esoteric tests generally require more complex techniques, a higher degree of technical skill and knowledge and more sophisticated equipment than routine tests require. We perform approximately 99% of the tests requested by our clients, with the remaining 1% performed by third-party specialty laboratories. It is our policy to outsource low volume, high cost, esoteric tests until the volume and related revenue make it commercially viable for the test to be performed in-house.

  . Positioned as a Preferred Vendor. We believe that our strong statewide presence, including a focus on regional population centers, comprehensive testing services and our commitment to superior customer service and support make us one of the few providers of laboratory testing services with the ability to provide one-stop shopping to local and regional clients.

  . Reputation for Quality. We maintain a comprehensive quality assurance program to ensure the effectiveness and accuracy of clinical laboratory services for our clients and their patients. Our accuracy rate on the 2000 annual proficiency testing by the College of American Pathologists was 99.3%.

  . Selective and Disciplined Acquisition Record. Our management team has significant experience in identifying, completing and integrating acquisitions of clinical laboratories in the California market. Since November 1998, we have successfully integrated four businesses into our operations that we acquired for a total purchase price of $72.1 million. We estimate that annualized total revenue for these acquired companies was approximately $92 million. Through these acquisitions, we have significantly expanded our annual specimen levels and revenues and have benefited from substantial operating synergies through the consolidation of redundant operations, laboratories and patient service centers.

                                Our Opportunity

   According to Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, the U.S. clinical laboratory testing market accounted for approximately $31.8 billion in revenue in 1999. Independent clinical laboratories represented approximately 26% of this national market.

   California is the largest state clinical laboratory testing market in the United States, which we estimate accounted for approximately $4.0 billion in revenues in 1999. According to the March 2001 Laboratory Industry Report, population growth is a key factor in determining the growth in demand for clinical laboratory services. According to newly released data from the U.S. Census Bureau, California's population increased 13.8% from 1990 to 2000, from
29.8 million to 33.9 million.

   We expect the demand for clinical laboratory testing services to increase as a result of several trends, in addition to overall population growth, including the aging of the population, an increase in the number and diagnostic capabilities of tests, improved availability of tests, increased awareness of cost-effective early disease detection and prevention, and growing demand for screening for high-risk diseases and gender-specific health concerns such as human papilloma virus and prostate cancer.

   According to Lab Industry Strategic Outlook 2000, pricing for laboratory testing services declined sharply in the mid-1990s and began to improve in 1997. We believe that we have benefited from this upward trend and expect it to continue. During 2000, a number of independent physician associations in California went through bankruptcy. If this trend continues, we believe that we may have an opportunity in the future to replace some independent physician association agreements, which generally have low capitation rates, and contract directly with managed care companies to better align prices with the level of service we provide.

   We believe that trends in managed care are also positive for our business prospects. According to the Inter-Study Competitive Edge: HMO Industry Report, total enrollment in health maintenance organizations, or HMOs, declined by 0.5% nationwide in 2000 compared to 1999, the first decline in growth in 27 years. We anticipate that the slowdown in HMO enrollment will continue. We believe that lives that were previously covered by HMOs may increasingly move to fee-for-service plans.

                                  Our Strategy

   Our business strategy is to continue to expand our market leadership in the California independent clinical laboratory testing market and to consider selected opportunities in other U.S. markets. Key elements of our strategy are to:

  . Leverage Our Extensive Infrastructure. We expect to benefit from anticipated growth in testing volume through both organic growth and acquisitions and as a result of favorable trends in diagnostic testing, demographics and managed care. We believe that we can leverage our extensive infrastructure to take advantage of increased testing volume to increase revenues at low incremental cost and thus improve margins.

  . Improve Terms of Our Payor Contracts. We will continue to negotiate with managed care plans and other third party payors in an effort to improve the terms of our contracts and better align pricing with the level of service we provide.

  .  Pursue Selected Acquisitions in California and Other Strategic
     Markets. California's size and population density, as well as the fragmentation of its clinical laboratory testing market and the industry's consolidation trend, provide us with significant expansion opportunities. In evaluating potential acquisition targets, we will continue to focus on financially-sound businesses that have a history of strong regulatory compliance. These targets may include fold-in type acquisitions, which can extend or strengthen our current market presence.

  . Strengthen Our Sales and Marketing Efforts. We are redirecting the efforts of some of our sales professionals to focus primarily on developing new business. Our sales teams are also beginning to focus their efforts on the hospital management and hospital reference testing markets, which we have not penetrated to date.

  . Increase Operating Margins Through Improved Operating Efficiency. We continually evaluate our business for potential operating improvements. We are focusing our efforts on achieving further cost reduction in areas such as test menu consolidation and process and workflow improvements. We are also targeting reductions in expenses for lab subcontracting, overtime, supplies, telecommunications, bad debt and write-offs for incorrect billing information.

  . Enhance Client Satisfaction Through Superior Customer Service. We provide a high level of customer satisfaction through superior service and are making improvements that we believe will enhance our service.

                                  The Offering

 Common stock offered................................ 6,700,000 shares

 Common stock to be outstanding after this offering.. 32,204,300 shares

 Use of proceeds..................................... Our net proceeds from this offering will be
                                                      approximately $91.7
                                                      million. We intend to use
                                                      the net proceeds to repay
                                                      outstanding indebtedness
                                                      and pay fees and
                                                      expenses.

 Listing............................................. We have filed an application to have our
                                                      common stock listed on
                                                      The Nasdaq Stock Market's
                                                      National Market under the
                                                      symbol "ULAB."

   Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of March 31, 2001, and:

  . excludes 3,566,351 shares of common stock issuable upon exercise of outstanding options as of March 31, 2001 under our 2000 executive stock option plan and 119,516 shares of common stock issuable upon exercise of outstanding options that were rolled over following our 1999 recapitalization from our 1996 executive stock option plan. The 3,566,351 options issued under our 2000 executive stock option plan include 2,036,075 options that are subject to achieving performance targets that have not yet been met. See "Management--Stock Option Plans";

  . excludes 227,158 options available for future issuance under our 2000 executive stock option plan and 500,000 options available for future issuance under our 2001 stock option plan;

  .  assumes no exercise by the underwriters of the over-allotment option;
     and

  . reflects a 1 for 0.986312 reverse stock split of our common stock, effected on May 16, 2001.

                             Summary Financial Data

   The summary financial data for each of the fiscal years in the three-year period ended December 31, 2000 have been derived from our audited financial statements. The financial data for the three months ended March 31, 2000 and 2001 have been derived from our unaudited interim financial statements. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               Three Months
                                 Year Ended December 31,      Ended March 31,
                                ----------------------------  ----------------
                                  1998      1999      2000     2000     2001
                                --------  --------  --------  -------  -------
                                  (in thousands, except per share data)
Statement of Operations Data:
  Revenue...................... $217,370  $285,163  $337,508  $79,276  $95,308
  Direct laboratory and field
   expenses:
    Salaries, wages and
     benefits..................   67,742    84,476   101,034   22,868   28,929
    Supplies...................   30,671    41,532    48,647   11,295   13,743
    Other operating expenses...   53,594    70,443    80,334   19,710   22,034
                                --------  --------  --------  -------  -------
                                 152,007   196,451   230,015   53,873   64,706
  Legal charges ...............      --        600       --       --       --
  Merger/recapitalization
   expenses....................      --     25,167       --       --       --
  Amortization and
   depreciation................    7,592    10,163    12,867    2,981    3,469
  Selling, general and
   administrative expenses.....   33,530    39,060    44,005   10,600   12,596
                                --------  --------  --------  -------  -------
    Total operating expenses...  193,129   271,441   286,887   67,454   80,771
                                --------  --------  --------  -------  -------
  Operating income.............   24,241    13,722    50,621   11,822   14,537
  Interest expense, net........   13,538    18,845    37,699    9,229    9,069
                                --------  --------  --------  -------  -------
  Income (loss) before taxes
   and extraordinary item......   10,703    (5,123)   12,922    2,593    5,468
  Tax benefit (provision)......      --     11,904    28,646   (1,089)  (2,297)
                                --------  --------  --------  -------  -------
  Income before extraordinary
   item........................   10,703     6,781    41,568    1,504    3,171
  Extraordinary item--loss on
   early extinguishment of
   debt........................      --     20,773       --       --       --
                                --------  --------  --------  -------  -------
  Net income (loss)............   10,703   (13,992)   41,568    1,504    3,171
  Preferred stock dividends....      131       108       --       --       --
                                --------  --------  --------  -------  -------
  Net income (loss) available
   to common shareholders...... $ 10,572  $(14,100) $ 41,568  $ 1,504  $ 3,171
                                ========  ========  ========  =======  =======
Basic Net Income (Loss) Per
 Share(1):
  Income before extraordinary
   item........................ $   0.26  $   0.17  $   1.63  $  0.06  $  0.12
  Net income (loss)............ $   0.26  $  (0.36) $   1.63  $  0.06  $  0.12
Diluted Net Income (Loss) Per
 Share(1):
  Income before extraordinary
   item........................ $   0.25  $   0.17  $   1.63  $  0.06  $  0.12
  Net income (loss)............ $   0.25  $  (0.28) $   1.63  $  0.06  $  0.12
Weighted Average Shares
 Outstanding(1):
  Basic........................   40,108    39,263    25,452   25,405   25,504
  Diluted......................   42,198    46,070    25,530   25,483   25,582
Other Financial Data:
  EBITDA(2).................... $ 31,833  $ 49,652  $ 63,488  $14,803  $18,006
  EBITDA margin(3).............     14.6%     17.4%     18.8%    18.7%    18.9%

                                                         As of March 31, 2001
                                                       -------------------------
                                                        Actual    As Adjusted(4)
                                                       ---------  --------------
                                                            (in thousands)
Balance Sheet Data:
  Cash and cash equivalents........................... $   6,530     $  6,530
  Total assets........................................   239,775      237,783
  Long-term debt, including current portion...........   308,901      227,979
  Shareholders' equity (deficit)......................  (109,140)     (30,210)

--------
(1) All periods presented were retroactively adjusted to reflect a 1 for
    0.986312 reverse stock split of our common stock, effected on May 16, 2001.
(2) EBITDA is net income (loss) before interest expense, income tax benefit (provision), depreciation and amortization, and has also been adjusted for legal charges, merger/recapitalization expenses and extraordinary items. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA is customarily used as a criteria in evaluating healthcare companies. Due to the significant acquisitions we made in 1998, 1999 and 2000, which have resulted in high amounts of goodwill, we believe EBITDA is an appropriate measure for investors to consider when analyzing our business. Moreover, our principal financing agreements contain covenants in which EBITDA is used as a measure of financial performance.
(3) EBITDA margin is EBITDA expressed as a percentage of revenue.
(4) Adjusted to give effect to the sale of 6,700,000 shares of our common stock at an assumed public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses and application of the net proceeds as described under "Use of Proceeds."

                                  RISK FACTORS

   You should carefully consider the following risk factors in addition to the other information in this prospectus before investing in our common stock.

We have received reduced payments from governmental and other third-party payors for our services and have experienced other changes which have increased our administrative costs and reduced our revenues and profitability. Our revenues and profitability could suffer further if this trend continues.

   The healthcare industry has been undergoing significant changes as third-party payors, such as Medicare, Medicaid, managed care organizations and insurers, increase their efforts to control the cost of healthcare services, including clinical laboratory services. As a result of payors' cost-reduction efforts, the amounts we receive through reimbursements for our testing services have been reduced. In addition, payors have limited the number and types of tests that they will fully reimburse in particular medical circumstances. In 1998, 1999 and 2000, we derived approximately 25%-30% of our revenue from tests performed for beneficiaries of Medicare and Medicaid. Because the law generally requires clinical laboratories to accept Medicare and Medicaid reimbursement amounts as payment in full, when these payors unilaterally reduce the fees they are willing to pay for our services, we usually have no choice but to accept the reduced payments. Cost-reduction efforts by Medicare, Medicaid, managed care organizations and insurers have had and may continue to have a material adverse effect on our revenues and profitability. We expect additional efforts in the future by payors to reduce their healthcare costs, and if these efforts succeed, our revenues and profitability could suffer further.

The continued importance of the managed care sector could have a negative impact on our profitability.

   We believe that California has among the highest enrollment rates in managed care plans of any state in the United States, with approximately 52% of the population covered at the end of 1999. We have historically experienced declines in average revenue per patient specimen processed as managed care organizations strengthened their presence in the California healthcare insurance market. The importance of the managed care sector presents challenges that could continue to have a material adverse effect on our financial condition, results of operations and cash flow. These challenges include:

  . Capitated Payment Contracts. Managed care organizations generally negotiate for capitated payment contracts for a substantial portion of their business. Under these contracts, clinical laboratories receive a fixed monthly fee per individual enrolled with the managed care organization for all laboratory tests performed during the month. Southern California is the most competitive market in the United States in terms of capitated reimbursement rates for laboratory services. In Southern California, capitated reimbursement rates, according to a 1999 survey, averaged approximately $0.65-$0.85 per member per month. In the same survey, areas in the northeastern United States reported rates as high as $1.50 per member per month. Capitated payment contracts shift the risk and cost of additional testing from the managed care organization to the clinical laboratory. Approximately 35%-40% of our testing volume and approximately 10%-15% of our revenue in 2000 were generated from capitated agreements with managed care organizations.

  . Pricing History. Clinical laboratory companies, including our company, historically have competitively priced their agreements with managed care organizations. The laboratory companies expected to have the opportunity, based upon patient and physician convenience, to perform not only the testing covered under the contract, but also higher priced fee-for-service testing relating to non-managed care patients of participating physicians. As the number of patients under managed care organizations increased, however, less fee-for-service business was available to augment the lower margin managed care business. Furthermore, physicians became increasingly affiliated with more than one managed care organization, and, therefore, a clinical laboratory might receive little, if any, additional fee-for-service testing from them. If physicians elect not to consolidate their managed care and fee-for-service laboratory testing with Unilab to the extent we anticipated when we entered into our managed care agreements, our revenues and profitability could be negatively affected.

  . Recent Bankruptcies. During 2000, a number of independent physicians associations in California went through bankruptcy. This trend may continue and may result in declines in the volume of tests that we perform for independent physician associations until patients are assigned to another health care provider. This development has reduced and, in the future, could reduce our revenues from independent physician associations.

  . Ongoing Value of Managed Care Agreements. As part of our strategy and ongoing sales efforts, we review our managed care agreements to better align pricing with the level of service we provide. To the extent we attempt to renegotiate these agreements, we may not be able to maintain our agreements with managed care providers, and, even if we do, we may be unable to renegotiate them in a way that is favorable to our company and to realize increased reimbursement rates.

The clinical laboratory testing industry is subject to extensive, complex and frequently changing governmental regulations, which can have adverse effects upon us.

   The clinical laboratory testing industry is subject to extensive and complex governmental regulation, which is frequently changing. We are subject to extensive governmental regulation at both the federal and state levels in the following areas, among others:

  .  level of reimbursement from government payors;

  .  healthcare billing fraud and abuse;

  . relationships with our clients within the restrictions of kickback and self-referral laws;

  . licensing/certification requirements and quality assurance for clinical laboratories and personnel, with increasing scrutiny from California on licensure and training of personnel who draw patient specimens, known as phlebotomists;

  .  anti-markup legislation;

  .  environmental protection; and

  .  occupational safety.

   We expect that in some of these areas governmental regulation, particularly at the California state level, will increase or become more burdensome. Generally, increased governmental regulation raises our costs and negatively impacts margins. Adverse consequences of our failure to meet governmental requirements in these areas include civil and criminal penalties, exclusion from participation in government healthcare programs such as Medicare and Medicaid and prohibitions or restrictions on the use of our laboratories. Existing or future governmental regulation could have a material adverse effect on our business, financial condition, results of operations and prospects.

Some of our marketing and billing practices have been subject to federal and state investigations and related legal claims. This has resulted, and in the future may result, in our facing penalties and changes in the conduct of our business.

   We settled federal and California investigations of some of our past marketing and billing practices in 1993 and 1996 for an aggregate amount of $7.2 million. In connection with these government settlements, we voluntarily implemented a more formal and comprehensive compliance program to review our billing procedures and other compliance matters.

   In November 1999, without any admission of wrongdoing, we reached a settlement with a group of thirteen insurance companies in the amount of $0.6 million in connection with claims related to our settlement agreement with the federal government.

   In May 1999, we learned of a federal investigation under the False Claims Act relating to the billing of four types of medical tests we performed in the early to mid-1990s. In cooperation with the federal government, we have completed the process of gathering and submitting documentation to the Department of Justice regarding the tests with respect to which they requested information. We cannot at this time assess what the result of the investigation might be. Remedies available to the government include civil and criminal penalties and exclusion from participation in federal healthcare programs, such as Medicare and Medicaid. Application of these remedies could have a material adverse effect upon our business, financial condition, results of operations or prospects. On May 31, 2001, the Department of Justice orally offered to settle the claims subject to the federal investigation for a payment by us of approximately $2.8 million. We hope to resolve this matter with the government; however, we cannot assure you that this matter will be resolved pursuant to this offer.

We require a significant amount of cash to service our debt and expand our business as planned.

   Our ability to make payments on our debt, and to fund acquisitions, will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that our strategy to increase operating efficiencies through cost savings and operating improvements will be realized or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. In order to pay the principal amount of our debt at maturity, we may need to refinance all or a portion of our debt, on or before maturity. We may not be able to refinance any of our debt, on commercially reasonable terms or at all. Insufficient cash flow could place us at risk of default under our debt agreements or could prevent us from expanding our business as planned.

Our substantial leverage could adversely affect our ability to run our business.

   We have, and will continue to have, a significant amount of indebtedness. As of March 31, 2001, giving effect to the application of the estimated net proceeds of this offering, we had approximately $228.0 million of debt outstanding. This indebtedness could have important consequences on our ability to operate our business effectively. For example, our indenture and credit facility:

  . limit our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

  . require us to dedicate a substantial portion of our cash flow from operations to pay down our indebtedness, thereby reducing the funds available to use for working capital, capital expenditures, acquisitions and general corporate purposes;

  . make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;

  . limit our flexibility in planning for, or reacting to, changes in our business or industry;

  . place us at a competitive disadvantage to our competitors with less debt; and

  . restrict our ability to pay dividends, repurchase or redeem our capital stock or debt, or merge or consolidate with another entity.

   The terms of our indenture and credit facility allow us to incur further indebtedness, which would heighten the foregoing risks. Under our credit facility, we are required to maintain specified financial ratios and meet financial tests. The ability to comply with these provisions may be affected by events beyond our control. The breach of any of these covenants will result in a default under our credit facility.

The complexities of clinical laboratory billing may negatively affect our revenues and cash flow.

   Billing for clinical laboratory testing services is complicated. The industry practice of performing tests in advance of payment and without certainty as to the outcome of the billing process may negatively affect our revenues and our cash flow. Laboratories must bill various payors, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different billing requirements. In addition, the billing information requirements of the various payors have become increasingly stringent, typically conditioning reimbursement to us on the provision of proper medical necessity and diagnosis codes by the requisitioning client. This complexity may increase our bad debt expense, due primarily to several non-credit related issues such as missing or incorrect billing information on test requisitions.

   Among many other factors complicating our billing are:

  .  disputes between payors as to which party is responsible for payment;

  .  disparity in coverage among various payors; and

  . the difficulty of adherence to specific compliance requirements, diagnosis coding and procedures mandated by various payors.

   The complexity of clinical laboratory billing also tends to cause delays in our cash flow. Confirming incorrect or missing billing information generally slows down the billing process and increases the aging of accounts receivable. We assume the financial risk related to collection, including the potential uncollectibility of accounts and delays due to incorrect and missing information and the other complex factors identified above.

Our growth strategy depends in part upon our ability to acquire other clinical laboratories. Therefore, our inability to make acquisitions that meet our criteria could impede our growth or harm our ability to maintain or improve our competitive position.

   As a part of our business strategy, we pursue selected acquisition opportunities that we believe will enable us to generate revenue growth, achieve additional operating efficiencies and solidify or enhance our competitive position. However, we cannot assure you that we will be able to acquire clinical laboratories that meet our target criteria on satisfactory terms, if at all.

   In addition, our acquisition program requires substantial capital resources, and the operations of our acquired clinical laboratories require ongoing capital expenditures. We may need to obtain additional capital or financing, from time to time, to fund these activities. We cannot assure you, however, that sufficient capital or financing will be available to us on satisfactory terms, if at all.

   If we are unable to continue to grow through acquisitions in a way that meets investor expectations, our share price may decline.

Difficulties with the integration of any new acquisitions may impose substantial costs and delays and cause other problems for us.

   Acquisitions involve a number of risks relating to our ability to integrate an acquired business into our existing operations. These risks include possible difficulties relating to:

  .  assimilation of acquired operations and personnel;

  . integration of acquired businesses' equipment, service offerings, networks and technologies and financial and information systems;

  .  coordination of geographically separated facilities and workforces;

  . coordination of acquired businesses' sales, marketing and service development efforts; and

  .  maintenance of common standards, controls, procedures and policies.

   The process of integrating operations of acquired businesses, including their personnel, could cause interruptions to our business, including that of the acquired businesses. Employees who may be key to the integration effort or our ongoing operations may choose not to continue to work for us following the closing of the acquisitions. Further, the process of integration may require a disproportionate amount of the time and attention of our management, which may distract management's attention from its day-to-day responsibilities. For the above reasons, it is possible that we may not realize all or any of the anticipated benefits of an acquisition, either at all or in a timely manner. If that happens and we incur significant costs, it could have a material adverse impact on our business.

   In addition, any interruption or deterioration in service resulting from an acquisition may result in a client's decision to stop using us for clinical laboratory testing. We perform most clinical laboratory testing under arrangements that are terminable at will or on short notice.

We operate in an intensively competitive environment which could cause us to lower prices, resulting in reduced revenues and profit margins, or to lose market share.

   The independent clinical laboratory testing industry is highly competitive. Independent clinical laboratories fall into two categories. The first includes smaller, local laboratories that generally offer fewer tests and services and have less capital than the larger laboratories. These laboratories seek to differentiate themselves by maintaining a close working relationship with their physician clients, characterized by a high level of personal and localized services. The second category of independent clinical laboratories, which includes laboratories such as Unilab, consists of larger regional or national laboratories that provide a broader range of tests and services. These regional and national laboratories may have greater financial and other resources than us, which could place us at a competitive disadvantage. We also compete with hospital laboratories, which generally operate with low volumes and quick turnaround times. To compete successfully in California, we may be required to increase our operating costs, reduce prices and take other measures that could have an adverse effect on our financial condition, results of operations and cash flow. If we are unable to compete successfully, we may lose market share.

Technology changes may lead to the development of cost-effective point-of-care testing that could negatively impact our testing volume and revenues.

   The clinical laboratory testing industry is characterized by changing technology and the ongoing development of new testing procedures. Technology changes may lead to the development of more cost-effective point-of-care testing equipment and procedures that can be operated and performed by physicians in their offices and hospital laboratories without requiring the services of clinical laboratories. Development of such technology and new procedures could negatively impact our testing volume and related revenues.

We compete with some of our clients. If they reduce or discontinue purchases of our laboratory testing services, our revenues could decline.

   We compete with some of our clients, such as hospital laboratories and smaller independent laboratories, in the clinical laboratory testing market. These organizations often refer tests to us that they either cannot or elect not to perform themselves. These parties may no longer refer tests to us if they decide to develop and market tests similar to ours. If hospitals and independent laboratories decide to reduce or discontinue purchases of our tests, our revenue may be reduced.

Our loss of key management personnel or our inability to hire and retain skilled employees at our clinical laboratories could adversely affect our business.

   Our success is dependent in part on the efforts of key members of our management team. The loss of their services could materially adversely affect our business, financial condition, results of operations or prospects. We do not currently maintain key person life insurance on any of our key employees. The success of our clinical laboratories also depends on employing and retaining qualified and experienced laboratory professionals who perform our clinical laboratory testing or billing services. The competition for skilled professionals is intense. The loss of healthcare professionals or the inability to recruit these individuals in our markets could adversely affect our ability to operate our business efficiently and profitably and could harm our ability to maintain our desired levels of client service.

The tight labor market for qualified and experienced laboratory personnel has led to an increase in salaries and hourly wages. We may face further wage pressures if this trend continues, which could negatively impact our profitability.

   Our laboratories are all located in California, where the labor market for experienced technical and clerical personnel is very competitive. For example, the competition for qualified cytotechnologists, medical technologists and phlebotomists, as well as clerical personnel, has forced us to increase salaries and wages for these positions and spend more on recruitment efforts. This trend has and, in the future, could negatively affect our profitability. In addition, we are increasingly having to draw blood at our patient service centers as physicians do less of this work in their offices, requiring us to increase our phlebotomy personnel. This, combined with payor reimbursement limitations and California training and certification requirements, has increased and, in the future, will increase our costs.

If we do not comply with laws and regulations governing the confidentiality of medical information, we could be subject to damages, fines or penalties. Federal and state initiatives in this area could require us to spend substantial sums on new information systems and could adversely affect our ability to transmit patient data.

   The confidentiality of patient medical information is subject to substantial regulation by the state and federal governments. State and federal laws and regulations govern both the disclosure and the use of confidential patient medical information, and the right to privacy. Similarly, many other federal laws also may protect such information, such as the Electronic Communications Privacy Act of 1986, and federal laws relating to confidentiality of mental health records and substance abuse treatment.

   Legislation governing the dissemination and use of medical information is continually being proposed at both the state and federal levels. For example, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires the U.S. Secretary of Health and Human Services to develop regulations to protect the security and privacy of individually identifiable health information that is electronically transmitted and received or transmitted and maintained in any other form or medium. The U.S. Secretary of Health and Human Services has published regulations under the Health Insurance Portability and Accountability Act of 1996 that would protect the security and privacy of individual health information that is transmitted or received, electronically, such as over the Internet. When these regulations become effective, they will require holders or users of protected identifiable health information to maintain the security and privacy of such information. Ultimately, this and other legislation may even affect the dissemination of medical information that is not individually identifiable. Physicians and other persons providing patient information to us are also required to comply with these laws and regulations. If a patient's privacy is violated, or if we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for damages, or for civil or criminal fines and penalties. Compliance with the HIPAA rules could require us to spend substantial sums, which could negatively impact our profitability. We cannot predict the total financial or other impact of these regulations on us.

   Our electronic communications with clients are strictly governed by state and federal laws and regulations. We have implemented encryption technology to protect patient medical information. However, use of encryption technology does not guarantee the privacy and security of confidential information. We believe that we are in material compliance with all applicable state and federal laws and regulations governing the confidentiality, dissemination and use of medical record information. However, differing interpretations of existing laws and regulations, or the adoption of new laws and regulations, could reduce or eliminate our ability to obtain or use patient information which, in turn, could limit our ability to use our information technology products for electronically transmitting patient data.

Our net revenue will be diminished if payors do not authorize reimbursement for our services.

   There have been and will continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, emphasis on managed care in the United States may continue to pressure the pricing of healthcare services. Third party payors, including MediCal and Medicare, are challenging the prices charged for medical products and services. In addition, government and other third party payors increasingly are limiting both coverage and the level of reimbursement for our tests. If government and other third party payors do not provide adequate coverage and reimbursement for our tests, our net revenue may decline.

A purported class action has been filed against our company and our board of directors in connection with our November 1999 recapitalization. It is not possible to predict the likelihood of a favorable or unfavorable outcome.

   On November 4, 1999, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York against us and our board of directors by two of our former stockholders, seeking compensatory damages, prejudgment interest, expenses on behalf of the class of shareholders and a preliminary injunction against the November 1999 recapitalization. The complaint alleges, among other things, that the proxy statement relating to our recapitalization contained material misrepresentations and omissions in violation of the federal proxy rules and that approval of the terms of the recapitalization amounted to a breach of the fiduciary duties owed to our stockholders by our directors. Plaintiffs and defendants negotiated a settlement in principle of the action, subject to completion of confirmatory discovery and definitive documentation relating to the settlement and court approval. However, on November 15, 2000, plaintiffs announced they would not agree to consummate the settlement. We believe the plaintiffs' claims are without merit, but because this matter is in the early stages of litigation it is not possible to predict the likelihood of a favorable or unfavorable outcome.

Professional liability litigation can be costly to defend, may harm our reputation and result in large damage awards, which our insurance may not adequately cover or which may make it more expensive or difficult for us to obtain insurance in the future.

   As a provider of clinical laboratory testing services, we are subject in the normal course of business to lawsuits involving alleged negligence in performing laboratory tests and other similar legal claims. These lawsuits can be costly to defend and involve claims for substantial damages. We maintain insurance which we believe to be adequate to cover our exposure to professional liability claims. However, our current insurance may not be adequate and we may not be able to obtain adequate insurance at an acceptable cost in the future. Professional liability lawsuits could also have an adverse effect on our client base by damaging our reputation.

Any failure in our information technology systems could significantly increase testing turn-around time, reduce our production capacity and otherwise disrupt our operations. Any of these circumstances could reduce our customer base and result in lost revenue.

   Our laboratory operations depend, in part, on the continued and uninterrupted performance of our information technology systems. The significant growth we have experienced in California through our acquisitions has necessitated continued expansion and upgrading of our information technology infrastructure. Sustained system failures or interruption in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. Our business, results of operations and financial condition could be adversely affected by a system failure.

   Our computer systems are vulnerable to damage or interruption from a variety of sources, including telecommunications failures, electricity brownouts or blackouts, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

If a catastrophe strikes our clinical laboratory facilities or if we experience sustained interruptions in electrical service, we may be unable to serve our clients in a timely manner, if at all.

   Our clinical and processing facilities may be affected by catastrophes such as earthquakes or by sustained interruptions in electrical service. Earthquakes are of particular significance to us because our clinical laboratory facilities are located in California, an earthquake-prone area. Interruptions in electrical service are also of particular concern to us since we operate in California, which is experiencing significant problems with its electricity systems. If our existing clinical laboratory facilities or equipment were affected by natural disasters or electrical brownouts or blackouts, we would be unable to process our clients' samples in a timely manner and unable to operate our business in a commercially competitive manner. We carry earthquake insurance with coverage in an amount of up to $10.0 million per year. Despite this precaution, there is no assurance that we could recover quickly from a serious earthquake or other disaster.

Our principal stockholders, Kelso Investment Associates VI, L.P. and KEP VI, LLC, have significant control over us. This means that our principal stockholders could cause us to act, or refrain from acting, in a way that minority stockholders do not believe is in their best interest.

   Kelso Investment Associates VI, L.P. and KEP VI, LLC will beneficially own approximately 66.3% of the outstanding shares of our common stock upon completion of this offering. The Kelso affiliates and designees will be able to elect all of our directors, appoint new management and approve any action requiring the approval of our stockholders, including amendment of our certificate of incorporation and mergers or sales of substantially all of our assets. The directors elected by the Kelso affiliates and designees will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and declare dividends. The interests of Kelso and its affiliates could conflict with your interests. Because of their large percentage of ownership, these Kelso affiliates will have significant control over our management and policies. This may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our stockholders to approve transactions that they may deem to be in their best interests.

There is no current trading market for our common stock.

   Prior to our 1999 recapitalization, our common stock was listed on the American Stock Exchange. In connection with the recapitalization, we terminated our listing, and there is currently no public market for our common stock. We cannot assure you that an active public market will develop for the common stock following this offering or that, if a market does develop, the market price of our common stock will equal or exceed the public offering price. The public offering price will be determined by negotiations between us and the representatives of the underwriters and will not necessarily be indicative of the market price of the common stock after the offering. The prices at which the common stock will trade after the offering will be determined by the marketplace and may be influenced by many factors, including:

  .  our operating and financial performance;

  .  the depth and liquidity of the market for the common stock;

  .  future sales of common stock or the perception that sales could occur;

  .  investor perception of our business and our prospects;

  .  developments relating to litigation or governmental investigations;

  . developments in the regulation of the clinical laboratory testing industry; and

  .  general economic and stock market conditions.

Future sales of common stock may adversely affect the price of our common stock.

   The Kelso affiliates and our other current stockholders will be free to sell any and all of the shares they own after completion of this offering, except for the 180 day lock-up as described in this prospectus under the caption "Shares Eligible for Future Sale" and to the extent permitted by applicable law. We can make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that sales may occur, could adversely affect prevailing market prices for our common stock.

Our quarterly operating results have varied in the past and may vary in the future.

   If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Operating results vary depending on a number of factors, many of which are outside our control, including:

  .  demand for our tests;

  .  loss of a significant client contract;

  .  new test introductions by competitors;

  .  changes in our pricing policies or those of our competitors;

  .  the hiring and retention of key personnel;

  .  wage and cost pressures;

  .  changes in fuel prices or electrical rates;

  .  costs related to acquisitions of technologies or businesses; and

  .  seasonal and general economic factors.

The price of our common stock may be volatile and this may adversely affect our stockholders.

   Following this offering, the price at which our common stock will trade may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of clinical laboratory and other healthcare service companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management's attention and resources from the operation of our business.

This prospectus contains forward-looking statements.

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict," or similar expressions. These statements involve known and unknown risks, uncertainties, and other factors, including those described in this "Risk Factors" section, that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

   We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

                                USE OF PROCEEDS

   We estimate that we will receive approximately $91.7 million in net proceeds from this offering, based upon the sale of 6,700,000 shares of common stock at an assumed initial public offering price of $15.00 per share, the mid-point of the offering range on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $105.7 million.

   We expect to use the net proceeds from this offering:

  . to repay approximately $54.3 million principal amount of our 12.75% senior subordinated notes due 2009 at a redemption price of $61.2 million;

  . to repay approximately $28 million under our $185 million credit facility; and

  . to pay $2.5 million to Kelso & Company in consideration for the termination of annual fees for financial advisory services provided to us.

If the underwriters exercise their over-allotment option, we expect to use the net proceeds to repay additional borrowings under our credit facility.

   Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

   The amount of our $185 million credit facility that will be repaid consists of $8.5 million of Term A loans payable in full by November 2005 and $19.5 million of Term B loans payable in full by November 2006. The Term A loans currently bear interest at LIBOR plus 2.875% and the Term B Loans currently bear interest at LIBOR plus 3.875%.

                                DIVIDEND POLICY

   Since our 1999 recapitalization, we have not paid cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility and the indenture governing our outstanding senior subordinated notes place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Any future determination as to the payment of dividends will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

                                    DILUTION

   At March 31, 2001, we had net tangible book value (deficit) of $(207.0) million, or $(8.11) per share. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of 6,700,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses, our as adjusted net tangible book value (deficit) at March 31, 2001 would have been $(126.0) million or $(3.91) per share. This represents an immediate increase in net tangible book value of $4.20 per share to existing stockholders and an immediate dilution of $18.91 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates the per share dilution to the new investors.

     Assumed initial public offering price per share...........          $15.00
       Net tangible book value (deficit) per share at March 31,
        2001...................................................  $(8.11)
       Increase per share attributable to this offering .......    4.20
                                                                 ------
     As adjusted net tangible book value (deficit) per share
      after this offering .....................................           (3.91)
                                                                         ------
     Dilution per share to new investors in this offering......          $18.91
                                                                         ======

   The following table summarizes on an as adjusted basis, as of March 31, 2001, the total number of shares of our common stock, the total cash consideration paid and the average price per share paid by the existing stockholders and by the new investors in this offering before deducting the underwriting discount and estimated offering expenses:

                                Shares Purchased   Total Consideration   Average
                               ------------------  -------------------- Price Per
                                 Number   Percent     Amount    Percent   Share
                               ---------- -------  ------------ ------- ---------
Existing stockholders......... 25,504,300  79.2%   $151,270,751   60.1%  $ 5.93
New investors.................  6,700,000  20.8%    100,500,000   39.9%  $15.00
                               ---------- ------   ------------  -----
  Total....................... 32,204,300 100.0%   $251,770,751  100.0%
                               ========== ======   ============  =====

   The foregoing discussion and table assume no exercise of any stock options outstanding as of March 31, 2001. As of March 31, 2001, there were options outstanding to purchase a total of 3,685,867 shares of our common stock, 227,158 options available for future issuance under our 2000 executive stock option plan and 500,000 options available for future issuance under our 2001 stock option plan. To the extent that any of these shares are issued, there will be further dilution to new investors. See "Capitalization," "Management" and Note 9 to Unilab Corporation--Consolidated Financial Statements.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2001:

  .  on an actual basis; and

  . as adjusted to give effect to the sale of 6,700,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, the mid-point of the range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses and application of the net proceeds as described under "Use of Proceeds."

   You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes appearing elsewhere in this prospectus.

                                                            As of March 31,
                                                                 2001
                                                          --------------------
                                                                        As
                                                           Actual    Adjusted
                                                          ---------  ---------
                                                            (in thousands,
                                                          except share data)
Debt (including current portion):
  Revolving credit facility (1).......................... $     --   $     --
  Term loans.............................................   155,278    127,230
  12.75% senior subordinated notes due 2009..............   151,067     98,193
  Other..................................................     2,556      2,556
                                                          ---------  ---------
    Total debt........................................... $ 308,901  $ 227,979
                                                          ---------  ---------
Shareholders' equity (deficit):
  Preferred stock, $0.01 par value, 0 shares authorized,
   actual; 15,000,000 shares authorized, as adjusted; 0
   shares issued and outstanding, actual and as adjusted
  Common stock, $0.01 par value, 30,000,000 shares
   authorized, 25,504,300 shares issued and outstanding,
   actual; 60,000,000 shares authorized, as adjusted;
   32,204,300 shares issued and outstanding, as adjusted
   (2)...................................................       255        322
  Additional paid-in capital.............................   153,725    245,373
  Accumulated deficit....................................  (263,120)  (275,905)
                                                          ---------  ---------
    Total shareholders' equity (deficit).................  (109,140)   (30,210)
                                                          ---------  ---------
    Total capitalization................................. $ 199,761  $ 197,769
                                                          =========  =========

--------
(1) As of March 31, 2001, we had $25 million available to us under our revolving credit facility.
(2) Share information is based on the number of shares outstanding as of March 31, 2001, and:

  . excludes 3,566,351 shares of common stock issuable upon exercise of outstanding options as of March 31, 2001 under our 2000 executive stock option plan and 119,516 shares of common stock issuable upon exercise of outstanding options that were rolled-over following our 1999 recapitalization from our 1996 executive stock option plan. The 3,566,351 options issued under our 2000 executive stock option plan include 2,036,075 options that are subject to achieving performance targets that have not yet been met. See "Management--Stock Option Plans";

  . excludes 227,158 options available for future issuance under our 2000 executive stock option plan and 500,000 options available for future issuance under our 2001 stock option plan;

  .  assumes no exercise by the underwriters of the over-allotment option;
     and

  . reflects a 1 for 0.986312 reverse stock split of our common stock, effected on May 16, 2001.

                            SELECTED FINANCIAL DATA

   The selected historical financial data for each of the fiscal years in the five-year period ended December 31, 2000 have been derived from our audited financial statements. The financial statements for the years ended December 31, 1996, 1997, 1998 and 1999 were audited by Arthur Andersen LLP. The financial statements for the year ended December 31, 2000 were audited by Deloitte & Touche LLP. The financial data for the three months ended March 31, 2000 and 2001 have been derived from our unaudited interim financial statements. The selected financial data presented below should be read in conjunction with the audited financial statements and accompanying notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The audited financial statements as of December 31, 2000 and 1999 and for the three years in the period ended December 31, 2000 have been included in this prospectus.

   The variations in the year-to-year comparisons are due primarily to the acquisition of substantially all of the assets of Pathology Associates Laboratories effective August 11, 2000, the acquisition of various assets of Southern California Clinical Laboratories, LLC, effective March 17, 2000, the acquisition of substantially all of the assets of Physicians Clinical Laboratories, Inc., effective May 10, 1999, and the acquisition of substantially all of the assets of Meris Laboratories, Inc., effective November 5, 1998. See Notes 4 and 5 of the Notes to Consolidated Financial Statements for a more detailed discussion of the legal charges and merger/recapitalization expenses recorded in 1999. In addition, we reduced the valuation allowance and recognized a tax benefit of $11.9 million in 1999 and eliminated the valuation allowance and recorded a tax benefit of $34.4 million in 2000. The $70.6 million legal and restructuring charges recorded in 1996 relate to a goodwill write-off in the amount of $61.7 million, $4.9 million paid in government and other settlements, and $4.0 million in restructuring and severance costs. The $4.5 million loss on the sale of a promissory note in 1996 is attributable to a $4.0 million loss in principal and a $0.5 million write-off of accrued and unpaid interest. The $3.5 million extraordinary item in 1996 was due to a loss on early extinguishment of debt.

                                                                                         Three Months
                                                  Year Ended December 31,              Ended March 31,
                                        ---------------------------------------------- -----------------
                                          1996      1997     1998     1999      2000    2000      2001
                                        --------  -------- -------- --------  -------- -------  --------
                                                    (in thousands, except per share data)
Statement of Operations Data:
  Revenue.............................. $205,217  $214,001 $217,370 $285,163  $337,508 $79,276  $ 95,308
  Direct laboratory and field expenses:
  Salaries, wages and benefits.........   70,869    69,094   67,742   84,476   101,034  22,868    28,929
  Supplies.............................   28,631    29,858   30,671   41,532    48,647  11,295    13,743
  Other operating expenses.............   54,672    56,990   53,594   70,443    80,334  19,710    22,034
                                        --------  -------- -------- --------  -------- -------  --------
                                         154,172   155,942  152,007  196,451   230,015  53,873    64,706
  Restructuring and legal charges......   70,595       --       --       600       --      --        --
  Merger/recapitalization expenses.....      --        --       --    25,167       --      --        --
  Amortization and depreciation........   11,491     8,885    7,592   10,163    12,867   2,981     3,469
  Selling, general and administrative
   expenses............................   41,801    34,570   33,530   39,060    44,005  10,600    12,596
                                        --------  -------- -------- --------  -------- -------  --------
  Total operating expenses.............  278,059   199,397  193,129  271,441   286,887  67,454    80,771
                                        --------  -------- -------- --------  -------- -------  --------
  Operating income (loss)..............  (72,842)   14,604   24,241   13,722    50,621  11,822    14,537
  Interest expense, net................   13,401    14,068   13,538   18,845    37,699   9,229     9,069
  Related party interest income, net...   (1,279)      --       --       --        --      --        --
  Loss on sale of promissory note......    4,529       --       --       --        --      --        --
                                        --------  -------- -------- --------  -------- -------  --------
  Income (loss) before taxes and
   extraordinary item..................  (89,493)      536   10,703   (5,123)   12,922   2,593     5,468
  Tax benefit (provision)..............      --        --       --    11,904    28,646  (1,089)   (2,297)
                                        --------  -------- -------- --------  -------- -------  --------
  Income (loss) before extraordinary
   item................................  (89,493)      536   10,703    6,781    41,568   1,504     3,171
  Extraordinary item--loss on early
   extinguishment of debt..............    3,451       --       --    20,773       --      --        --
                                        --------  -------- -------- --------  -------- -------  --------
  Net income (loss)....................  (92,944)      536   10,703  (13,992)   41,568   1,504     3,171
  Preferred stock dividends............      144       138      131      108       --      --        --
                                        --------  -------- -------- --------  -------- -------  --------
  Net income (loss) available to common
   shareholders........................ $(93,088) $    398 $ 10,572 $(14,100) $ 41,568 $ 1,504  $  3,171
                                        ========  ======== ======== ========  ======== =======  ========

                                                                                             Three Months
                                                   Year Ended December 31,                  Ended March 31,
                                         ------------------------------------------------  ------------------
                                           1996      1997      1998      1999      2000      2000      2001
                                         --------  --------  --------  --------  --------  --------  --------
                                                     (in thousands, except per share data)
Basic Net Income (Loss) Per Share(1):
  Income (loss) before extraordinary
   item................................  $  (2.47) $   0.01  $   0.26  $   0.17  $   1.63  $   0.06  $   0.12
  Net income (loss)....................  $  (2.56) $   0.01  $   0.26  $  (0.36) $   1.63  $   0.06  $   0.12
Diluted Net Income (Loss) Per Share(1):
  Income (loss) before extraordinary
   item................................  $  (2.47) $   0.01  $   0.25  $   0.17  $   1.63   $  0.06   $  0.12
  Net income (loss)....................  $  (2.56) $   0.01  $   0.25  $  (0.28) $   1.63   $  0.06   $  0.12
Weighted Average Shares Outstanding(1):
  Basic................................    36,327    39,379    40,108    39,263    25,452    25,405    25,504
  Diluted..............................    36,327    39,976    42,198    46,070    25,530    25,483    25,582
Other Financial Data:
  EBITDA(2)............................  $  9,244  $ 23,489  $ 31,833  $ 49,652  $ 63,488  $ 14,803  $ 18,006
  EBITDA margin(3).....................       4.5%     11.0%     14.6%     17.4%     18.8%     18.7%     18.9%
  Net cash provided by (used in)
   operating activities................    (5,128)    3,715    13,996    (8,410)   15,938     1,509     6,841
  Net cash provided by (used in)
   financing activities................    13,786    (1,384)   (1,836)   15,720    (4,001)     (688)   (1,620)
  Net cash provided by (used in)
   investing activities................     4,352    (3,759)   (3,675)  (14,890)  (21,901)   (3,963)   (1,284)
Balance Sheet Data:
  Cash and cash equivalents............  $ 12,176  $ 11,652  $ 20,137  $ 12,557  $  2,593  $  9,415  $  6,530
  Total assets.........................   125,919   118,700   142,460   193,530   235,911   196,483   239,775
  Long-term debt, including current
   portion.............................   127,872   126,096   138,376   314,849   310,460   314,188   308,901
  Shareholders' equity (deficit).......   (34,688)  (32,283)  (21,367) (158,289) (112,436) (156,785) (109,140)

--------
(1) All periods presented were retroactively adjusted to reflect a 1 for
    0.986312 reverse stock split of our common stock, effected on May 16, 2001.
(2) EBITDA is net income (loss) before interest expense, income tax benefit (provision), depreciation and amortization, and has been adjusted for restructuring and legal charges, merger/recapitalization expenses, extraordinary items and loss on the sale of a promissory note. EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, we understand that EBITDA is customarily used as a criteria in evaluating healthcare companies. Due to the significant acquisitions we made in 1998, 1999 and 2000, which have resulted in high amounts of goodwill, we believe EBITDA is an appropriate measure for investors to consider when analyzing our business. Moreover, our principal financing agreements contain covenants in which EBITDA is used as a measure of financial performance.
(3) EBITDA margin is EBITDA expressed as a percentage of revenue.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements of Unilab and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risk and uncertainties. You should review the "Risk Factors" set forth elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

   We are the largest independent clinical laboratory testing company in California, providing comprehensive laboratory testing services to physicians, managed care groups, hospitals and other healthcare providers.

   Our company was created in 1988 as a spin-off of the western U.S. clinical laboratory business of the MetPath division of Corning Incorporated, now Quest Diagnostics. We were a publicly traded company until November 1999, when affiliates of Kelso & Company completed a merger with us for approximately $484 million as part of a recapitalization transaction. As a result of the merger, 83.7% of our common stock was owned by Kelso affiliates. The principal features of the recapitalization were the conversion into cash of common stock at $5.93 per share and preferred stock at $5.75 per share, the accelerated vesting and either the cancellation or retention of outstanding stock options, and the retirement of $144.5 million of debt. Our recapitalization was primarily financed through a new common equity investment of $139.5 million by affiliates and designees of Kelso, borrowings of $160.0 million under a new senior bank credit facility and the issuance of $155.0 million of senior subordinated notes.

   Our leading market position in California has been strengthened through four acquisitions in the California market since November 1998 for a total purchase price of $72.1 million, subject to adjustment. These acquisitions, in addition to organic growth in testing volume and price increases, have significantly improved our results over the last three years, increasing revenue by $120.1 million, or 55.0%, from $217.4 million in 1998 to $337.5 million in 2000. We have increased our EBITDA by $31.7 million, or 99.4%, from $31.8 million in 1998 to $63.5 million in 2000. Our EBITDA increase is primarily a result of increased testing volumes, price increases, synergies realized from the successful integration of acquisitions and improvements in operating efficiencies due to operating leverage.

Acquisitions

   Since November 1998, we have made four acquisitions described below in the California market:

   Pathology Associates Laboratories. In August 2000, we acquired substantially all the assets of Pathology Associates Laboratories, or PAL, for $13.5 million. In addition, a contingent payment may be made by us in February 2002, subject to adjustment, for up to $6.0 million if annualized cash receipts received from specified PAL customers reach $9.6 million. PAL had revenues of $11.1 million for the year ended December 31, 1999.

   Southern California Clinical Laboratories, LLC. In March 2000, we acquired various assets of Southern California Clinical Laboratories, LLC, or SCCL, for $5.2 million.

   Bio-Cypher Laboratories. In May 1999, we acquired substantially all of the assets of Physicians Clinical Laboratories, Inc., which operated under the name Bio-Cypher Laboratories, or BCL, for $36.9 million. For the fiscal year ended February 28, 1999, BCL had revenues of $55.6 million.

   Meris Laboratories Inc. In November 1998, we acquired substantially all of the assets of Meris Laboratories, Inc., or Meris, one of the leading regional independent laboratories in Northern California. The purchase price was $16.5 million. Meris had revenues of $19.7 million for the nine months ended September 30, 1998.

   Potential Acquisitions. We continue to evaluate and pursue selective acquisitions, both within and outside of California. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible acquisition. As part of our regular on-going evaluation of acquisition opportunities, we are currently engaged in a number of separate and unrelated preliminary discussions concerning possible acquisitions. We are in the early stages of these discussions and have not entered into any agreement in principle with respect to any of these possible acquisitions. The purchase price for the possible acquisitions may be paid out of operating cash flow, through the issuance of common stock (which could significantly increase the number of shares of common stock outstanding), seller financing, bank borrowings, or a combination thereof. Prior to consummating any such possible acquisition, among other things, we will have to initiate and satisfactorily complete our due diligence investigation, negotiate the financial and other terms (including price) and conditions of such acquisitions, obtain appropriate board of directors, regulatory and other necessary consents and approvals and secure financing, if necessary. We cannot predict if any such acquisition will be consummated or, if consummated, will result in a financial or other benefit to us.

Revenues and Expenses

   We derive our revenues from payments for clinical laboratory testing services made by government agencies, managed care organizations, insurance companies, physicians, hospitals, employers and patients. The growth and consolidation of the managed care industry in the mid-1990s created large managed care companies that control the delivery of health care services for millions of people, and have significant bargaining power in negotiating fees with providers, including clinical laboratories. Managed care organizations generally negotiate for capitated payment contracts, under which clinical laboratories receive a fixed monthly fee per individual enrolled with the managed care organization for all testing directed from the participating physicians of the managed care organization to the clinical laboratory. Certain high cost, low volume testing services, such as anatomic pathology services, Pap smear tests and many esoteric tests, may be excluded from a capitated rate and, if excluded, would be charged on a fee-for-service basis. We recognize revenue on our capitated business (between 10% and 15% of our 2000 revenue and between 35% and 40% of 2000 specimen volume) according to contract terms which are generally on a per member per month basis. We recognize revenue from our non-capitated business (between 85% and 90% of our 2000 revenue and between 60% and 65% of 2000 specimen volume) as testing services are performed.

   Although we expect the use of capitated agreements to continue for the foreseeable future, the growth of enrollment in HMOs declined by 0.5% nationwide in 2000 compared to 1999, the first decline in growth in 27 years, according to the Inter-Study Competitive Edge: HMO Industry Report. We believe this slowdown in HMO enrollment will continue and that lives that were previously covered by HMOs may increasingly move to fee-for-service plans. In addition, according to Kaiser Family Foundation Employer Health Benefits Survey, insurance premiums increased at a rate of 7.1% from 1999 to 2000 and 3.8% from 1998 to 1999.

   We maintain an active account management process to evaluate the profitability of our existing and new business, including capitated agreements. We also seek to improve the terms of our contracts with managed care and other third party payors, where appropriate, to better align prices with the level of service we provide. In addition, a number of independent physician associations in California went through bankruptcy in 2000 and, as a result, we may have an opportunity in the future to negotiate higher, non-capitated rates directly with managed care companies. Pricing in the first quarter of 2001 was generally flat compared to the first and fourth quarters of 2000. While we have a number of pricing initiatives underway, negotiations with payors can take time and we do not expect reimbursement rates to increase until the second quarter of 2001. Our expectation is that pricing will improve between 2%-3% in 2001, with price increases expected to be achieved primarily through increases from our managed care clients and third party insurers and additional reimbursement from the use of Thin Prep Pap smear test technology. Although we believe that the initiatives we have taken, in conjunction with the foregoing factors, will result in the improvements we anticipate in pricing in 2001, there can be no assurance that this will be the case.

   The clinical laboratory testing industry is labor intensive given the high degree of manual labor required in collecting, transporting and testing specimens. Salaries, wages and benefits constituted 29.9% of our revenue in 2000. We expect that wage pressures will continue in 2001. Supplies expenses incurred in the collection, transportation and testing of specimens constituted 14.4% of our revenue in 2000. Other operating expenses accounted for 23.8% of our revenue in 2000. Bad debt expense, which is included in other operating expenses, accounted for 30.5% of other operating expenses, or 7.3% of revenue, in 2000. Selling, general and administrative expenses consist principally of the costs of our sales and service function, billing and accounting operations and general management and administrative support and represented approximately 13.0% of revenue in 2000.

Results of Operations

   The following table sets forth certain components of our statement of operations data as a percentage of revenue.

                                                                    Three
                                                                   Months
                                          Year Ended             Ended March
                                         December 31,                31,
                                       ------------------------  ------------
                                       1998   1999        2000   2000   2001
                                       -----  -----       -----  -----  -----
Revenue............................... 100.0% 100.0%      100.0% 100.0% 100.0%
Direct laboratory and field expenses:
 Salaries, wages and benefits.........  31.2%  29.6%       29.9%  28.8%  30.4%
 Supplies.............................  14.1%  14.6%       14.4%  14.2%  14.4%
 Other operating expenses.............  24.7%  24.7%       23.8%  24.9%  23.1%
Amortization and depreciation.........   3.5%   3.6%        3.8%   3.8%   3.6%
Selling, general and administrative
 expenses.............................  15.4%  13.7%       13.0%  13.4%  13.2%
Operating income......................  11.2%   4.8%       15.0%  14.9%  15.3%
EBITDA................................  14.6%  17.4%(/1/)  18.8%  18.7%  18.9%

--------
(1) With the effect of legal charges, merger/recapitalization expenses and the extraordinary item recorded in 1999, EBITDA as a percentage of revenue for the year ended December 31, 1999 would have been 1.1%.

Three Months Ended March 31, 2001 compared with the Three Months Ended March 31, 2000

   Revenue. Revenue increased approximately $16.0 million, or 20.2%, from $79.3 million for the quarter ended March 31, 2000 to $95.3 million for the quarter ended March 31, 2001. Approximately $4.0 million of the increase was attributable to revenue generated from the acquisitions of SCCL, effective March 17, 2000 and PAL, effective August 11, 2000. Exclusive of the acquired SCCL and PAL businesses, revenue increased $12.0 million, primarily due to a 15.0% increase in the number of specimens processed in the first quarter of 2001 as compared to the first quarter of 2000. The volume increase was spread throughout all of our regions and was a favorable mix between new physician accounts, additional volume from existing clients and two new or expanded independent practice association contracts. The volume increase is consistent with the volume growth that we achieved in 2000 and 1999. While we anticipate that core volume will grow overall between 7%-10% in 2001 on the basis of expected continued additional volume from existing clients and anticipated new contracts, there can be no assurance that this will be the case. Our average reimbursement received for each specimen processed during the first quarter of 2001 was consistent with the first quarter of 2000.

   Salaries, Wages and Benefits. Salaries, wages and benefits increased approximately $6.1 million, or 26.5%, from $22.9 million for the first quarter of 2000 to $28.9 million for the first quarter of 2001. As a percentage of revenue, salaries, wages and benefits increased to 30.4% in the first quarter of 2001 from 28.8% in the first quarter of 2000. The increase resulted from wage pressures in our San Jose operations, which started in the second quarter of 2000, and wage adjustments for cytologists, phlebotomists, information system personnel and couriers throughout the year ended December 31, 2000. In addition to wage pressures, we also increased headcount to the phlebotomy department over the second half of 2000 as doctors increasingly drew fewer patient laboratory specimens in their offices but instead sent patients to one of our patient service centers.

Furthermore, increases in health insurance premiums and in our matching contributions to participant's 401(k) accounts also contributed to the rise. Effective January 1, 2001, we increased our company match to 100% on the first 4.0% of pre-tax contributions from a 25.0% match on the first 4.0% of pre-tax contributions in effect last year. Since the matching contributions were increased, we have seen an increase in the employee participation rate in the 401(k) plan.

   On a sequential basis, direct salaries, wages and benefits as a percentage of revenue decreased from 31.3% in the fourth quarter of 2000 to 30.4% in the first quarter of 2001.

   While we have seen some easing of wage pressures in the California market from last year, we believe that there will be continued wage pressures for medical technologists, cytologists, phlebotomists and billing and client service personnel in 2001.

   Supplies Expense. Supplies expense increased approximately $2.4 million, or 21.7%, from $11.3 million for the first quarter 2000 to $13.7 million for the first quarter of 2001. As a percentage of revenue, supplies expense increased to 14.4% in the first quarter of 2001 from 14.2% in the first quarter of 2000. The increase was primarily attributable to providing initial Thin Prep Pap smear test supplies to accounts in anticipation of their conversion to the Thin Prep Pap smear technology. For 2001, we expect that the cost of supplies on a per specimen basis will increase as more doctors switch to using the Thin Prep Pap smear technology from conventional Pap smear methods. While our supply costs will increase from the use of the Thin Prep Pap smear test kit, we expect the additional reimbursement received from this enhanced testing will more than offset the increased supply cost.

   Other Operating Expenses. Other operating expenses increased approximately $2.3 million, or 11.8%, from $19.7 million for the first quarter of 2000 to $22.0 million for the first quarter of 2001. As a percentage of revenue, other operating expenses decreased to 23.1% in the first quarter of 2001 from 24.9% in the first quarter of 2000. The percentage decrease was primarily attributable to a 14% reduction, on a per specimen basis, in third party reference laboratory fees and the economies of scale and efficiencies gained from the operating leverage of our existing infrastructure.

   Amortization and Depreciation. Amortization and depreciation expense increased approximately $0.5 million, or 16.4%, from $3.0 million for the first quarter of 2000 to $3.5 million for the first quarter of 2001. The increase was primarily due to the additional amortization expense incurred from the goodwill recorded in connection with the SCCL and PAL acquisitions.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately $2.0 million, or 18.8%, from $10.6 million for the first quarter of 2000 to $12.6 million for the first quarter of 2001. As a percentage of revenue, selling, general and administrative expenses decreased to 13.2% in the first quarter 2001 from 13.4% in the first quarter of 2000. The percentage decrease reflects the economies of scale and efficiencies gained from the operating leverage of our existing infrastructure.

   EBITDA. EBITDA increased approximately $3.2 million, or 21.6%, from $14.8 million for the first quarter 2000 to $18.0 million for the first quarter of 2001.

   Interest Expense. Net interest expense decreased approximately $0.2 million, or 1.7%, from $9.2 million for the first quarter 2000 to $9.1 million for the first quarter of 2001. The decrease was attributable to a combination of lower debt balances and lower interest rates.

   Tax Provision. We maintained an effective tax rate of approximately 42% in the first quarter of 2001 and 2000.

Year ended December 31, 2000 compared to year ended December 31, 1999

   Revenue. Revenue increased approximately $52.3 million, or 18.4%, from $285.2 million for 1999 to $337.5 million for the year ended December 31, 2000. Approximately $24.1 million of the increase was attributable to revenue generated from the acquisitions of BCL, effective May 10, 1999, SCCL, effective

March 17, 2000, and PAL, effective August 11, 2000. Exclusive of the acquisitions of BCL, SCCL and PAL businesses, revenue increased $28.2 million, primarily as a result of an increase of $3.2 million in reimbursement levels and additional specimen volume which generated $25.0 million in revenue.

   We experienced a 1.0% increase, exclusive of the acquisitions of BCL, SCCL and PAL businesses, in the average reimbursement received for each specimen processed for the year ended December 31, 2000 versus the comparable prior year period. The increase in reimbursement levels is primarily due to efforts to more closely align pricing with the level of services provided to our managed care clients, a reduction in our most unprofitable accounts and changes in test mix to more sophisticated testing procedures for HIV and sexually transmitted and other infectious diseases. Exclusive of the acquisitions of BCL, SCCL and PAL businesses, we experienced an 8.8% increase in the number of specimens processed for the year ended December 31, 2000 versus the comparable prior year period.

   Salaries, Wages and Benefits. Salaries, wages and benefits increased approximately $16.5 million, or 19.6%, from $84.5 million for 1999 to $101.0 million for the year ended December 31, 2000. As a percentage of revenue, salaries, wages and benefits increased to 29.9% for the year ended December 31, 2000 from 29.6% for the comparable prior year period. The increase resulted primarily from wage pressures in our San Jose operations and wage adjustments for cytologists, phlebotomists, information system personnel and couriers. In addition to wage pressures, we were required to increase personnel in our phlebotomy department as doctors increasingly drew less blood in their offices and instead referred patients to our patient service centers. This trend significantly increased during the later months of 2000. Furthermore, in 2000, California enacted new laws requiring training and certification of phlebotomists which will add to the cost of retaining phlebotomists and could also make such personnel more difficult to hire.

   Supplies Expense. Supplies expense increased approximately $7.1 million, or 17.1%, from $41.5 million for 1999 to $48.6 million for the year ended December 31, 2000. As a percentage of revenue, supplies expense decreased to 14.4% for the year ended December 31, 2000 from 14.6% for the comparable prior year period. The percentage decrease was attributable to a switch of certain technologies to more cost effective methods and price reductions in certain supply contracts.

   Other Operating Expenses. Other operating expenses increased approximately $9.9 million, or 14.0%, from $70.4 million for 1999 to $80.3 million for the year ended December 31, 2000. As a percentage of revenue, other operating expenses decreased to 23.8% for the year ended December 31, 2000 from 24.7% for the comparable prior year period. The percentage decrease was primarily attributable to reductions in third-party reference laboratory fees and telecommunication expenses.

   Legal Charges. In 1999, we reached a settlement for $0.6 million with a group of insurance companies regarding claims by the insurance companies that we over-billed them in the early to mid-1990's in connection with several chemistry profile tests that were previously the subject of a settlement agreement with the federal government.

   Merger/Recapitalization Expenses. On May 24, 1999, we entered into an agreement with UC Acquisition Sub, Inc., which was established by affiliates of Kelso, under which UC Acquisition Sub, Inc. merged with us. The merger was completed on November 23, 1999 and was accounted for as a recapitalization. As part of the recapitalization, we incurred expenses of $25.2 million related primarily to financial advisory fees, other financing fees and expenses, legal and accounting fees, printing costs, severance costs, and other miscellaneous items.

   Amortization and Depreciation. Amortization and depreciation increased approximately $2.7 million, or 26.6%, from $10.2 million in 1999 to $12.9 million for the year ended December 31, 2000. The increase was primarily due to the additional amortization expense incurred from goodwill recorded in connection with the BCL, SCCL and PAL acquisitions.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately $4.9 million, or 12.7%, from $39.1 million for the year ended December 31, 1999 to $44.0 million for the year ended December 31, 2000. As a percentage of revenue, selling, general and administrative expenses decreased to 13.0% for the year ended December 31, 2000 from 13.7% for the comparable prior year period. The percentage decrease reflects the economies of scale and efficiencies gained from the operating leverage of our existing infrastructure.

   EBITDA. EBITDA increased by approximately $13.8 million, or 27.9%, from $49.7 million for 1999 to $63.5 million for the year ended December 31, 2000, excluding the effect of a $0.6 million legal charge recorded in the second quarter of 1999 and merger/recapitalization expenses and extraordinary loss on extinguishment of debt of approximately $46.0 million recorded in the fourth quarter of 1999.

   Interest Expense. Net interest expense increased approximately $18.9 million, or 100%, from $18.8 million in 1999 to $37.7 million for the year ended December 31, 2000. The increase was primarily due to the additional interest expense incurred from the significant increase in leverage required to complete the recapitalization transaction.

   Tax Benefit. We established a valuation allowance in accordance with the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." We continually review the adequacy of the valuation allowance and recognize the benefits from its deferred tax assets only when an analysis of both positive and negative factors indicate that it is more likely than not that the benefits will be realized. Based on our improved operating performance in 1998, 1999 (before the merger/recapitalization expenses) and 2000 and having fully integrated the Meris, BCL, SCCL and PAL acquisitions, we believe that it is more likely than not that we will have sufficient future taxable income to realize the future tax benefits and therefore have eliminated its valuation allowance and recorded a tax benefit of approximately $38.1 million in 2000, of which $3.7 million was recorded as an increase in additional paid-in capital. In addition, we recorded an income tax provision of $5.8 million in 2000, resulting in a net tax benefit of $28.6 million in the statement of operations. We expect to have an effective tax rate of approximately 42% in 2001.

   In the third quarter of 1999, we reduced our valuation allowance by approximately $16.6 million. Approximately $4.7 million of the tax asset recorded during the third quarter of 1999 reduced the amount of goodwill from certain acquisitions and the remaining amount of the benefit was recognized as an income tax benefit in the statements of operations.

Year ended December 31, 1999 compared to year ended December 31, 1998

   Revenue. Revenue increased approximately $67.8 million, or 31.2%, from $217.4 million for the year ended December 31, 1998 to $285.2 million for the year ended December 31, 1999. Approximately $48.7 million of the increase was attributable to revenue generated from the acquisitions of Meris, effective November 5, 1998 and BCL, effective May 10, 1999. Exclusive of the acquired Meris and BCL businesses, revenue increased $19.1 million, primarily the result of increases in reimbursement levels of $11.7 million and additional specimen volume generating $7.4 million.

   We experienced a 5.2% increase, exclusive of the acquisition of the Meris and BCL businesses, in the average reimbursement received for each specimen processed during 1999 as compared to 1998. The increase in reimbursement levels is primarily due to efforts to more closely align pricing with the level of services provided to our managed care clients, a reduction in our most unprofitable accounts and changes in test mix to more sophisticated testing procedures for HIV and sexually transmitted and other infectious diseases. Exclusive of the acquisition of the Meris and BCL businesses, we experienced a 3.4% increase in the number of specimens processed during 1999 as compared to 1998. In addition, while we experienced increases in volume over 1998 through acquisitions and growth in the core business, we experienced, over the last several months of 1999, greater seasonal softness than anticipated and we purged more business (primarily lower priced and less profitable accounts) from the BCL acquisition than originally forecasted.

   Salaries, Wages and Benefits. Salaries, wages and benefits increased approximately $16.7 million, or 24.7%, from $67.7 million in 1998 to $84.5 million for the year ended December 31, 1999. As a percentage of revenue, salaries, wages and benefits decreased 1.6% from 31.2% for the year ended December 31, 1998 to 29.6% for the year ended December 31, 1999. The decrease primarily reflects the economies of scale associated with processing a significantly higher specimen volume (25.2% volume increase including the effect of the Meris and BCL acquisitions) without the same corresponding increase in headcount.

   Supplies. Supplies expense increased approximately $10.9 million, or 35.4%, from $30.7 million for the year ended December 31, 1998 to $41.5 million for the year ended December 31, 1999. As a percentage of revenue, supplies expense increased 0.5%, from 14.1% for the year ended December 31, 1998 to 14.6% for the year ended December 31, 1999. The increase was attributable to bringing certain more costly testing in-house, mandated use of more costly safety needles and inefficiencies of running two laboratories in the Sacramento area during the integration period of BCL. We closed the BCL laboratory in mid-August 1999.

   Other Operating Expenses. Other operating expenses increased approximately $16.8 million, or 31.4%, from $53.6 million for the year ended December 31, 1998 to $70.4 million for the year ended December 31, 1999. As a percentage of revenue, other operating expenses were consistent at 24.7% for 1999 and 1998.

   Legal Charges. In 1999, we reached a settlement for $0.6 million with a group of insurance companies regarding claims by the insurance companies that we overbilled them in the early to mid-1990's in connection with several chemistry profile tests that were previously the subject of a settlement agreement with the government.

   Merger/Recapitalization Expenses. On May 24, 1999, we entered into an agreement with UC Acquisition Sub, Inc., which was owned by affiliates of Kelso & Company under which UC Acquisition Sub, Inc. merged with and into our company. The merger was completed on November 23, 1999 and was accounted for as a recapitalization. As part of our recapitalization, we incurred expenses of $25.2 million related primarily to financial advisory fees, other financing fees and expenses, legal and accounting fees, printing costs, severance costs, and other miscellaneous items.

   Amortization and Depreciation. Amortization and depreciation increased approximately $2.6 million, or 33.9%, from $7.6 million for the year ended December 31, 1998 to $10.2 million for the year ended December 31, 1999. The increase was primarily due to the additional amortization expense incurred from the goodwill recorded in connection with the Meris and BCL acquisitions. In addition, based upon the final review of certain assets acquired in the Meris and BCL acquisitions, we changed our estimate of goodwill amortization arising from those acquisitions to a 10-year period effective November 1998. The effect of the change was to increase amortization expense by $1.2 million for the year ended December 31, 1999.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately $5.5 million, or 16.5%, from $33.5 million for the year ended December 31, 1998 to $39.1 million for the year ended December 31, 1999. As a percentage of revenue, selling, general and administrative expenses decreased 1.7% from 15.4% for the year ended December 31, 1998 to 13.7% for the year ended December 31, 1999. Such decrease continued the trend we realized throughout 1998 and 1999 from cost reduction efforts and also reflected the economies of scale and efficiencies gained from the Meris and BCL acquisitions.

   EBITDA. EBITDA increased approximately $17.8 million, or 56.0%, from $31.8 million for the year ended December 31, 1998 to $49.7 million for the year ended December 31, 1999, excluding the effect of a $0.6 million legal charge recorded in the second quarter of 1999 and merger/recapitalization expenses and extraordinary loss on extinguishment of debt of $46.0 million recorded in the fourth quarter of 1999. Giving effect to those adjustments, EBITDA in 1999 would have been $3.1 million, representing a decrease of approximately 90.2% over 1998.

   Interest Expense. Net interest expense increased approximately $5.3 million, or 39.2%, from $13.5 million for the year ended December 31, 1998 to $18.8 million for the year ended December 31, 1999. The increase was primarily due to the additional interest expense incurred on the $14.0 million convertible subordinated note issued in connection with the Meris acquisition, the $25.0 million subordinated note issued in connection with the BCL acquisition and the additional interest expense from the significant increase in leverage due to our recapitalization.

Liquidity and Capital Resources

   Our principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, capital expenditures and debt service. We will fund our liquidity needs primarily with internally generated funds from operations and, to the extent necessary, through borrowings under our $25.0 million revolving credit facility, which was undrawn as of March 31, 2001.

   Capital expenditures were approximately $4.8 million for the year ended December 31, 2000, primarily for laboratory equipment, facility upgrades and client printers and computers. We expect to make approximately $6.0 million of capital expenditures in 2001, excluding any amounts related to acquisitions. Significant investments are expected for laboratory expansion, laboratory equipment, patient service center remodeling, client printers and computers and information technology. We anticipate that on-going maintenance capital expenditures will approximate 1.5% of annual revenue.

   Net cash provided by operating activities was $6.8 million for the first quarter of 2001 and reflects an increase of $5.3 million over the first quarter of 2000 when net cash provided by operating activities was $1.5 million. The increase was primarily due to an improvement in our operating performance and timing of payments of accounts payable and accrued payroll. Net cash provided by operating activities was $15.9 million for the year ended December 31, 2000 and reflects an increase of $24.3 million over the comparable prior year period when net cash used by operating activities was $8.4 million. Excluding the effect of the merger/recapitalization expenses recorded in the fourth quarter of 1999, we would have had net cash provided by operating activities of $31.6 million in 1999. For the year ended December 31, 2000, this would have reflected a decrease in net cash provided by operating activities of $15.7 million over the comparable prior year period. The pro forma decrease was primarily due to higher interest expense incurred from the increase in leverage from the recapitalization transaction.

   Net cash used by financing activities was $1.6 million for the first quarter of 2001, resulting from scheduled principal repayments under debt and capital lease obligations. Net cash used by financing activities was $4.0 million for the year ending December 31, 2000. This was due primarily to repayments under debt and capital lease obligations, net of borrowings under the revolving credit facility of $4.6 million, offset by $0.6 million from the sale of stock to one of our officers.

   Net cash used by investing activities was $1.3 million for the first quarter of 2001, resulting from a $0.7 million cash payment in partial consideration of the purchase price for the SCCL acquisition and fixed asset additions of $0.6 million. Net cash used by investing activities was $21.9 million for the year ended December 31, 2000, resulting from $17.1 million paid for acquisitions primarily related to cash payments made for the SCCL and PAL acquisitions and fixed asset additions of $4.8 million. We expect that our capital expenditure requirements, excluding any amounts related to acquisitions, will approximate $6.0 million in 2001.

   We had $6.5 million of cash and cash equivalents at March 31, 2001. Each April 1 and October 1 of every year through 2009, approximately $9.9 million of interest is due on $155.4 million of senior notes outstanding. The April 1, 2001 interest payment was made from cash and cash equivalents on hand. We believe that the amount of cash and cash equivalents available at March 31, 2001, the cash flow expected to be generated from operations and additional borrowing capabilities under the revolving credit facility of $25.0 million will be adequate for us to meet anticipated requirements for working capital, interest payments, capital expenditures and scheduled principal payments under debt and capital lease obligations for the foreseeable future.

 Our Indebtedness

   As part of our recapitalization in September 1999, we completed an offering of $155.0 million of 12.75% senior subordinated notes due 2009 and entered into a credit agreement for a $185.0 million credit facility.

   Interest on our 12.75% senior subordinated notes is payable on April 1st and October 1st of each year. The 12.75% senior subordinated notes are due October 2009 and we are not obligated to make any mandatory redemption or sinking fund payment with respect to the 12.75% senior notes prior to maturity.

   Our 12.75% senior subordinated notes are not redeemable prior to October 1, 2004, after which the notes will be redeemable at any time at our option, in whole or in part, at various redemption prices as set forth in the indenture covering the 12.75% senior subordinated notes, plus accrued and unpaid interest, if any, to the date of redemption. However, at any time prior to October 1, 2002, we may redeem up to 35% of the outstanding notes with the net proceeds of one or more public offerings of our common stock, at a redemption price of 112.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. We intend to use part of the proceeds from this offering to exercise this redemption option and to redeem 35% of the outstanding senior subordinated notes. The indenture relating to the notes limits our ability to pay dividends or distributions on capital stock or repurchase capital stock and incur additional indebtedness under certain circumstances and contains other covenants that could impact our business.

   Our $185.0 million credit facility consists of $160.0 million in term loans ($50.0 million Term A and $110.0 million Term B) and $25.0 million in revolving loans. Any borrowings under the revolving line of credit are due October 2005. The Term A loan is due in quarterly principal payments of $1.2 million starting in December 2000 and increasing to $1.9 million in December 2001, $2.5 million in December 2002, $3.1 million in December 2003 and $3.7 million in December 2004 through November 2005. The Term B loan is due in quarterly principal payments of $0.3 million through September 2005 and increasing to $25.8 million in December 2005 through November 2006. As of March 31, 2001, approximately $155.3 million in term loans were outstanding under the credit facility at a weighted interest rate of 8.8%. We expect to use approximately $28 million of the proceeds of the offering to repay term loans under the credit facility. All obligations under the credit facility are secured by substantially all of our assets. The amounts outstanding under the credit facility are subject to certain restrictive covenants. The covenants include, but are not limited to, requirements that we maintain specified financial ratios and stay within defined limitations of capital expenditures and additional indebtedness. We also cannot declare or pay any dividends.

   As part of our recapitalization, we tendered for $120.0 million (face value) of our 11% senior notes due 2006 existing prior to the recapitalization. Holders of 99.6% of the 11% senior notes accepted our tender offer. Following the tender offer, approximately $0.4 million of our 11% senior notes remained outstanding. We redeemed these notes on April 1, 2001.

Seasonality

   Our operations experience seasonal trends that we believe affect all clinical laboratory companies. Testing volume generally tends to be lower during the holiday seasons and, to a lesser extent, inclement weather. As a result, because a substantial portion of our expenses are relatively fixed over the short term, our operating income as a percentage of revenue tends to decrease during the fourth quarter of each year, mainly due to the Christmas and Thanksgiving holidays.

Bad Debt Expense

   Billing for laboratory services is complicated. Laboratories must bill various payors, such as patients, insurance companies, managed care organizations, hospitals, Medicare, Medicaid, doctors and employer groups, all of which have different requirements. A majority of our bad debt expense is the result of several non-credit related issues, primarily missing or incorrect billing information on test requisitions. See "Business--Billing."

   Our bad debt expense as a percentage of revenue has remained stable over the past several years. The following table sets forth our bad debt expense for each of the past three fiscal years and the quarters ended March 31, 2000 and 2001:

                                                           Three Months Ended
                                Year Ended December 31,         March 31,
                                -------------------------  --------------------
                                 1998     1999     2000      2000       2001
                                -------  -------  -------  ---------  ---------
                                              (in thousands)
   Bad debt expense............ $15,662  $20,572  $24,524  $   5,745  $   6,931
    % of revenue...............     7.2%     7.2%     7.3%       7.2%       7.3%

Inflation

   Inflation was not a material factor in either revenue or operating expenses during the periods presented.

Quantitative and Qualitative Disclosure of Market Risk

   As of March 31, 2001, we had borrowings of $155.3 million under a $185.0 million credit facility. Interest on amounts borrowed under the credit facility is subject to adjustment based on certain levels of financial performance. For LIBOR borrowings, the applicable margin added to LIBOR can range from 2.00% to 3.375% for Term A and revolving loans, and 3.50% to 3.875% for Term B loans. For every one-half percent rise in interest rates on our variable rate obligations held at March 31, 2001, interest expense would increase by $0.8 million annually.

                                    BUSINESS

Overview

   We are the largest independent clinical laboratory testing company in California and one of the largest in the nation. We provide efficient and competitively-priced laboratory testing services to physicians, managed care groups, hospitals and other healthcare providers. We offer over 1,000 different tests which help physicians diagnose, evaluate, monitor and treat disease by measuring the presence, concentrations or composition of chemical and cellular components in human body fluids and tissue. These tests range from routine tests, such as glucose monitoring and complete blood count, to highly specialized tests, such as those designed to measure HIV infection and hepatitis C. In 2000, we performed approximately 30 million tests. We believe that our revenues in 2000 represented approximately 25% of the California independent clinical laboratory testing market and approximately twice the annual sales of the next largest independent clinical laboratory in California.

   We focus on the high quality, efficient and competitively-priced delivery of a full range of clinical laboratory testing services. Our ability to serve our clients effectively is based on our collection, transportation, testing and reporting infrastructure, which we believe is the most extensive in California. We have built our support network through internal growth and a series of strategic acquisitions, resulting in statewide geographic coverage and a strong presence in population centers that generate a high volume of test requisitions. We offer our fully-integrated testing services 365 days a year, 24 hours a day. These services include:

  . the daily collection and transportation of specimens over a coordinated courier route system;

  . a computerized logging, bar coding and tracking system that underlies our testing, record-keeping and billing functions;

  .  the testing of specimens; and

  .  the rapid communication of results in the format desired by the client.

   We operate three large, full-service laboratories located in Los Angeles, San Jose and Sacramento, and 38 strategically located short turnaround time, or STAT, laboratories, where we perform an abbreviated line of routine tests on an emergency or time-sensitive basis. Our network also includes approximately 344 patient service centers, or PSCs, where technicians procure specimens and route them to the appropriate testing site. Our 395 courier routes and 29 courier hubs provide rapid collection, processing and distribution services to our clients.

The Clinical Laboratory Testing Industry

 Overview and Trends

   The clinical laboratory testing industry is essential to America's healthcare delivery system because physicians rely on timely and accurate testing information to assess and treat their patients' health conditions. According to Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, the U.S. clinical laboratory testing market accounts for 3.6% of the nation's total annual healthcare expenditures, with revenues of approximately $31.8 billion in 1999. The clinical laboratory testing market includes three segments:

  . laboratories located in hospitals, which represented 63%, or $20.1 billion, of the market in 1999;

  . independent clinical laboratories, such as Unilab, not owned or affiliated with hospitals or physicians, which represented 26%, or $8.1 billion, of the market in 1999; and

  . laboratories located in facilities owned by physicians and other medical providers, which represented 11%, or $3.6 billion, of the market in 1999.

   The $8.1 billion independent clinical laboratory market is comprised of approximately 4,500 independent clinical laboratories throughout the United States. In 1999, independent clinical laboratories generated approximately $5.7 billion in revenues from tests ordered by physician offices, $1.4 billion from tests ordered by hospitals and $1.0 billion from tests ordered by other healthcare clients, such as nursing homes and home health agencies.

   Clinical laboratory testing is an integral part of the delivery of healthcare services in the United States. We believe that the clinical laboratory market will grow due to a number of factors, including:

  . the aging of the U.S. population, which is expected to result in increased use of testing services;

  . an increase in the number of routine tests and esoteric tests available due to advances in technology and scientific knowledge;

  . increased efficiency in testing procedures due to the development of highly automated laboratory testing equipment;

  . increased awareness among physicians and the general public concerning the importance of preventive medicine, early detection and disease management;

  . increased use of tests by physicians as protection against potential malpractice suits;

  . increased demand for screening of sexually transmitted and high-risk diseases such as HIV/AIDS and hepatitis; and

  . growing importance and awareness of gender-specific health concerns, particularly with respect to prostate, ovarian and cervical cancer testing.

   We believe that there are opportunities for large, independent clinical laboratories such as Unilab to capture additional market share from hospital and physician laboratories because of the cost and service advantages associated with routine, high volume testing. These advantages should enable larger clinical laboratories to more effectively serve managed care organizations and better manage the costs of increasingly stringent regulatory requirements and billing practices imposed by payors such as Medicare and Medicaid. We believe these competitive advantages are becoming more important as the number of clinical laboratories declines, as physicians exit the clinical laboratory testing business and as industry consolidation occurs.

 California Market

   California is the largest state clinical laboratory testing market in the United States, which we estimate accounted for approximately 13% of the country's clinical laboratory testing revenues with approximately $4.0 billion in revenues in 1999. We directly compete in the estimated greater than $1.2 billion independent clinical laboratory sector of this market within California. We believe that approximately 55% of clinical laboratory testing revenues in California results from tests performed by hospitals, 30% results from tests performed by independent clinical laboratories and 15% results from tests performed by physicians in their offices and physician-owned laboratories. The national industry consolidation trend of the last several years has affected the California market, and we believe the number of independent clinical laboratories in California will continue to decrease. We believe that consolidation in California will continue for reasons similar to those which have caused the industry nationwide to consolidate, such as:

  . the cost of compliance with increasingly stringent regulatory requirements;

  . the cost efficiencies afforded by large-scale automation of routine testing;

  . legislative and regulatory developments, such as restrictions on physician self-referrals and ownership of laboratories, anti-markup legislation and licensing requirements for laboratory personnel;

  . the increasing demand for sophisticated equipment and management information systems that tend to be prohibitively expensive for small laboratories; and

  .  the competition for a limited supply of qualified laboratory personnel.

Our Strategy

   Our business strategy is to continue to expand our market leadership in the California independent clinical laboratory testing market and to consider selected opportunities in other U.S. markets. The key elements of our strategy include the following:

 Leverage Our Extensive Infrastructure

   We expect to benefit from anticipated growth in testing volume through both organic growth and acquisitions and as a result of favorable trends in diagnostic testing, demographics and managed care. We believe that we can leverage our extensive infrastructure to take advantage of increased testing volume to increase revenues at low incremental cost and thus improve margins.

 Improve Terms of Our Payor Contracts

   We have implemented a company-wide initiative designed to better align prices with the level of service we provide by:

  . increasing the per member per month (at risk) capitation rates to achieve greater coverage of testing costs;

  . restructuring existing contracts to bill separately and receive non-capitated reimbursement for esoteric tests, Pap smear tests, phlebotomy and STAT services, which have traditionally been included in capitation rates; and

  . identifying insurance contracts that do not adequately reimburse us for the levels of service we provide and either renegotiating or terminating these contracts.

 Pursue Selected Acquisitions in California and Other Strategic Markets

   The independent laboratory market in California is highly fragmented. We believe there are a number of independent clinical laboratories with annual revenues in the $5-15 million range that would make synergistic additions to our service network. As an experienced acquiror in the California market, we have a proven track record and a disciplined approach designed to identify, evaluate and integrate laboratories. In evaluating potential acquisition targets, we will continue to focus on financially-sound businesses that have a history of strong regulatory compliance. These targets may include fold-in type acquisitions, which can extend or strengthen our current market presence. We may explore acquiring laboratories outside of California that have strong growth characteristics, a high market share, specialty testing services or other "niche" appeal.

 Strengthen Our Sales and Marketing Efforts

   We are redirecting the efforts of some of our sales professionals to focus exclusively on developing new business. Our sales teams are also beginning to focus their efforts on the hospital management and hospital reference testing markets, which we have not penetrated to date. We estimate that hospital laboratories account for approximately $2.2 billion of the $4.0 billion California clinical laboratory market. As part of our sales and marketing efforts, we have recently hired a Vice President for Business Development in our Northern California Division.

 Increase Operating Margins Through Improved Operating Efficiency

   In the last three years, we have consistently increased our operating margins. From December 31, 1998 to December 31, 2000, our EBITDA margin improved from 14.6% to 18.8%. For the quarter ended March 31, 2001, our EBITDA margin increased to 18.9%. We continually evaluate our business for potential operating improvements. We are focusing our efforts on achieving further cost reduction in areas such as test menu consolidation and process and workflow improvements, as well as reviewing potential consolidations of PSCs and STAT laboratories. We are also targeting reductions in expenses for lab subcontracting, overtime, supplies, telecommunications, bad debt and write-offs for incorrect billing information.

 Enhance Client Satisfaction Through Superior Customer Service

   We provide a high level of customer satisfaction through superior customer service. We have refocused our sales and service functions, so our service professionals can focus primarily on improving customer satisfaction. Our service professionals are trained to identify, respond to and resolve all client service issues in a timely manner. We educate our clients by distributing customer service materials and frequently visiting existing and prospective accounts to educate them and identify ways to improve our service. Additionally, our customer service hotline assists clients with service issues and billing inquiries. We have improved the timely access of patient results principally through web-based platforms and an automated telephone system available 24 hours a day. Our goal is to be the provider of choice in California by offering the highest level of customer service.

Our Competitive Strengths

   We attribute our leading position in the California independent clinical laboratory testing market and our significant opportunities for continued profitable growth to the following competitive strengths:

 Market Leader in California

   We are the largest independent clinical laboratory testing company in California with a market share which we believe to be approximately 25%, approximately twice that of our next largest competitor. We believe that it would be difficult and expensive for new entrants or existing competitors in the California market to achieve our degree of geographic coverage, assemble a clinical laboratory network comparable to ours or obtain the number of contracts we have. We currently serve approximately 45,000 clients and have approximately 150 managed care contracts, covering approximately 4.8 million managed care lives. In addition, the size, density and fragmentation of California's clinical laboratory testing market provide significant expansion opportunities. As the market leader in California, we believe that we are uniquely positioned to capitalize on these opportunities.

 Superior Regional Infrastructure

   Our fully integrated and extensive field-service network gives us a key competitive advantage in California's clinical laboratory testing market by enabling us to offer our clients and their patients greater geographic coverage and convenience than our competitors. We operate more client-support facilities than any of our competitors in California. Our client-support facilities include three full-service laboratories in Los Angeles, San Jose and Sacramento, 344 PSCs and 38 strategically located STAT laboratories. Our 395 courier routes and 29 courier hubs provide rapid collection, processing and distribution services to clients.

 Low-Cost Provider

   We have created a fully-integrated collection, testing and distribution network with significant operating leverage, which allows us to expand testing capacity at a low incremental cost and with minimal additional capital expenditures. We believe that we have the ability to increase the number of specimens processed by approximately 25%, on average, without significant additional operating expenses or capital expenditures. We continue to evaluate our capacity to ensure that it is sufficient for our business. We believe that our economies of scale, integrated network and efficient processes have resulted in our cost per specimen being among the lowest, and our margins being among the highest, of any independent clinical laboratory in California or any large laboratory nationwide.

 Comprehensive Testing Services

   We provide one of the most comprehensive anatomic and clinical pathology testing menus available to the California medical community, providing over 99% of the tests ordered by our clients. The remaining 1% of tests are performed by third-party specialty reference laboratories. We monitor our test menu monthly to ensure that the tests that we perform in-house generate sufficient volume for cost-efficient operations. We also maintain a commitment to client education and routinely disseminate information such as technical bulletins and product brochures, to assist the medical community with ordering new tests as they become available. Finally, we also actively market new technologies and testing capabilities to specific market segments to tap demand for new products.

 Positioned as a Preferred Vendor

   We believe that our strong statewide presence, including a focus on important regional population centers, comprehensive testing services and our commitment to superior customer service and support make us one of the few providers of laboratory testing services with the ability to provide one stop shopping to local and regional clients. We assess the characteristics of each geographic territory to customize professional service routes that ensure proper specimen collection and report distribution. This enables us to offer highly effective services to meet the different needs of clients both in rural and urban areas of California.

 Reputation for Quality

   We maintain a comprehensive quality assurance program to ensure the effectiveness and accuracy of the clinical laboratory services for our clients and their patients. Each of our three full-service laboratories has earned full accreditation by the College of American Pathologists. We believe that our procedures meet or exceed the highest standards in the industry. We have consistently demonstrated excellent analytical test performance. Our accuracy rate on the 2000 annual proficiency testing by the College of American Pathologists was 99.3%. We believe that our accuracy rates are among the highest in the industry.

 Selective and Disciplined Acquisition Record

   Our management team has significant experience in identifying, effecting and integrating acquisitions in the California market. Since November 1998, we have acquired four major businesses and successfully integrated them into our network. Through these acquistions, we have significantly expanded our annual specimen levels and revenues and have been able to benefit from substantial operating synergies through the consolidation of redundant operations, laboratories and patient service centers.

Facilities and Testing

   We currently operate three full-service clinical laboratories in Los Angeles, San Jose and Sacramento, California, which offer over 1,000 clinical testing procedures, ranging from routine screening to advanced technical procedures, used in the diagnosis, monitoring and treatment of diseases and other medical conditions. We operate 24 hours a day, 365 days a year, utilizing a fully integrated collection and processing system. Patient specimens are collected from client offices or our own collecting stations and transported to full-service or STAT laboratories, where each specimen and related test request form is checked for completeness, bar coded and entered into our computer system for testing and billing purposes. Laboratory technicians then perform the requested tests, with results generally available to clients the next morning electronically. Our clinical computer program tracks patients' samples, reports test results and maintains records and billing information.

   Tests performed by us measure the levels of, and analyze chemical and cellular components in, human body fluids and tissue and are used in the diagnosis, monitoring and treatment of disease. They include procedures in the areas of blood chemistry, hematology, urine chemistry, tissue pathology and cytology, among others. Commonly ordered individual tests include red and white blood cell counts, Pap smear tests, blood cholesterol level tests, urinalysis and procedures to measure blood sugar levels and to determine pregnancy. Routine test groups include tests to determine the function of the kidney, heart, liver and thyroid, as well as other organs, and a general health screen that measures several important body health parameters. Many of the routine tests are performed by automated equipment. Results on routine tests are generally reported electronically within 24 hours after being taken. We consider approximately 85% of the tests conducted by us to be routine. We perform approximately 99% of the tests requested by our clients, with the remaining 1% performed by third-party reference laboratories with whom we contract. We have strong professional and contractual relationships with other California-based esoteric laboratories, including Speciality Laboratories and Pacific Toxicology. More than 90% of our subcontracted clinical and toxicology testing is referred to these companies. On a revenue basis, approximately 5% of testing fees collected by us are paid to third-party reference laboratories or pathology services providers.

   As the volume, and therefore revenue potential, of a specific test that we outsource increases, we will consider performing the test in-house. For example, we are currently reviewing the economic viability of conducting in-house certain outsourced HIV tests.

   Our test implementation strategy can be observed in practice in anatomical and clinical testing services. We are a nationally recognized leader in cytopathology and currently perform over 1.5 million Pap smear tests annually. We have historically maintained a leading role in California for cytology testing services for the detection and management of precancerous cervical disease. We are currently transitioning from the use of the conventional Pap smear test to an improved liquid-based Thin Prep Pap test. Use of the Thin Prep Pap smear test enables greater correct detection of cervical disease and reduces false-positives. In addition, the Thin Prep Pap smear test makes it possible to test for human papilloma virus (HPV) using the same sample. HPV testing more readily and precisely resolves inconclusive Pap smear test findings than conventional Pap smear testing. The combination of tests quickly identifies women requiring further attention. This testing complements wellness programs sponsored by many health providers.

   We also conduct esoteric testing services. Esoteric tests generally require more complex manual techniques, a higher degree of technical skill and knowledge and more sophisticated equipment than routine tests require. As a consequence, esoteric tests are priced higher than routine tests. Two examples of esoteric tests provided by us include immunoelectrophoresis, used for the diagnosis of autoimmune disorders and myelomas, and hepatitis markers, used for the diagnosis of acute hepatitis A and B and for identification of chronic carriers of these diseases. The number of esoteric tests performed by us has been increasing as new medical discoveries are made and testing procedures developed.

   We operate an extensive distribution and collection system of 344 PSCs, 395 courier routes and 29 courier hubs. Courier routes are logically designed based on lab location, geographic density and specimen volume. Strategically located full service labs and satellite courier "hubs" serve as control centers to ensure that courier routing is efficient and tightly controlled. In addition, PSCs act as initial specimen processing centers, effectively putting control of the specimen in our possession earlier in the testing process. We believe that our collection and transport infrastructure is integral to providing efficient, convenient and reliable service to our clients.

Clients

   We provide testing services to a broad range of healthcare providers. Our primary categories of clients are described below:

  . Physicians and Physician Groups. Physicians performing testing for their patients who are unaffiliated with a prepaid health plan are a major source of our clinical laboratory testing business. These physicians often participate in independent physician associations, or IPAs, to achieve greater local recognition and contracting leverage. When we provide contracted testing services to physicians who belong to IPAs, we bill the IPA, usually under a capitated arrangement. Otherwise, services rendered for physicians' patients who are not part of a managed care organization are billed to various other payors such as insurance companies, patients, Medicare or Medicaid.

  . Health Maintenance Organizations and Other Managed Care Groups. HMOs and other managed care payors, which designate the laboratory to be used for tests ordered by the physician, represent another major portion of our business. HMOs generally select an independent laboratory based on competitive pricing, capability of the laboratory to effectively service incremental blocks of business, field distribution system, including couriers and PSCs to service their networks of physician providers, and the reputation of the laboratory in the medical community. We believe that we have been awarded more managed care contracts than any other lab in the California marketplace and that we have become a preferred lab service provider to managed care companies for several reasons. First, we have a statewide presence, which gives managed care clients the ability to partner with a laboratory subcontractor that has statewide coverage, instead of several subcontractors with limited geographic coverage. Second, our internal cost efficiencies allow us to offer competitive pricing to the cost-conscious managed care community. Third, we possess considerable expertise in addressing the needs and issues of managed care payors.

  . Hospitals. We offer hospitals both esoteric testing, which many hospitals are not equipped to perform, and routine testing, which may be outsourced by hospitals that have reduced or eliminated their in-hospital laboratory testing in an attempt to reduce their costs of delivering patient care. Hospitals typically select an independent laboratory based on the laboratory's reputation in the medical community, the type of services offered, competitive pricing and the accuracy, timeliness and consistency of test results.

  . Independent clinical laboratories. We provide testing services to independent clinical laboratories which do not have the full range of our testing capabilities.

  . Clinics. We have arrangements with a broad network of community health clinics across the state of California that provide preventive healthcare and/or medical attention for the lower-income and indigent patient population (frequently Medicaid recipients). Under these arrangements, we are the primary provider of testing services for patients who choose to use these clinics.

   We believe that California has among the highest enrollment rates-- approximately 52% of the population at the end of 1999--in managed care plans of any state in the country. As a result, delivery of health care to plan participants is integral to the healthcare delivery system throughout the state. From 1993 to 2000, we more than doubled our number of covered lives-- i.e., individuals covered by contracts between prepaid health plans and our company for the provision of laboratory services--to over 4.8 million lives. We believe that lives that were previously covered by HMOs may increasingly move to fee-for-service plans. In addition, an independent study indicates that total HMO enrollment as of January 2000 declined nationwide from enrollment in January 1999.

   Historically, we viewed managed care plan business as having substantial value, in large part because of the economies of scale inherent in its considerable volume. We also viewed having managed care contracts as a competitive advantage in obtaining additional fee-for-service business that is not part of a managed care contract, generated from many of the same offices which were serving managed care patients. Increasingly, like other major laboratory companies, we came to recognize that the pricing received in relation to the cost of services provided to managed care patients was disproportionately low, and we undertook a concerted effort in 1997 to improve the situation. To this end, we renegotiated contracts with respect to over 70% of the covered lives and received an average price increase in excess of 50% on those renegotiated contracts. By year-end 1998, we had once again repriced the capitation rates on approximately 40% of our managed care lives at an average increase of greater than 30%. During 1999, we repriced approximately 15% of our managed care lives at an average increase of approximately 30%. During 2000, repricing was negligible. However, as part of our business strategy, we are focused on increasing rates in 2001.

Payors

   Tests in the clinical laboratory industry are often billed to a party other than the physician or patient. We bill, and receive reimbursement for our services from, third-party payors, such as managed care providers, Medicare and Medicaid, direct payors, such as physicians, hospitals, clinics and employers, insurance companies and patients.

   The following tables set forth ranges indicating the estimated contribution of each of our principal payor categories to our total specimen volume and our total clinical laboratory revenue for 2000:

   Specimen Volume as % of Total Specimen Volume:
     Managed care-capitated............................................ 35%-40%
     Medicare and Medicaid............................................. 20%-25%
     Monthly bill (physicians, hospitals, employers, clinics, other)... 15%-20%
     Third-party fee-for-service (insurance companies)................. 15%-20%
     Patients..........................................................   1%-5%

   Revenue as % of Total Revenue:
     Managed care-capitated............................................ 10%-15%
     Medicare and Medicaid............................................. 25%-30%
     Monthly bill (physicians, hospitals, employers, clinics, other)... 10%-15%
     Third-party fee-for-service (insurance companies)................. 30%-35%
     Patients.......................................................... 10%-15%

Quality Assurance

   We maintain a comprehensive quality assurance program to ensure the effectiveness and accuracy of the clinical laboratory services we perform for our clients and their patients. This program was developed with specific evaluation and control criteria to systematically monitor proper specimen collection and transport and accurate analytical measurement of clinical laboratory tests, and to assess reporting, billing and archiving of physician and patient demographics and test results. Our laboratories currently provide anatomical and clinical pathology services to over 53,000 patients in California each day and we continually strive to provide the most accurate and reliable testing services available.

   Our quality assurance system contains specific indicators for the following aspects of care:

  .  specimen collection supplies and collection procedures;

  .  specimen logistics and courier services;

  . close initial evaluation and maintenance of personnel qualification and training records including mandatory compliance with all federal and state personnel standard regulations;

  . rigorous utilization of quality control samples to ensure the highest degree of analytical accuracy and precision for all reported clinical test results;

  .  stringent testing procedures with annual medical director review;

  . automatic computer directed repeat confirmation of all basic chemistry and routine confirmation of many out-of-range esoteric test results;

  . computer enhanced screening of conventionally collected Pap smear tests and availability of Thin Prep Pap smear test liquid cytology;

  .  daily monitoring of incoming client inquiries;

  .  comprehensive new test evaluation procedures; and

  . enhanced preventative maintenance schedules of laboratory testing equipment.

   Our laboratories are licensed by, and operate in compliance with regulations issued by, numerous federal and state regulatory agencies. All our laboratories are licensed by appropriate state authorities and are certified by the Healthcare Financing Administration, or HCFA, for participation in the Medicare program. In addition, all of our reference laboratories are accredited by the College of American Pathologists, or CAP. CAP accreditation, continuing education and proficiency testing programs are administered by the independent, nongovernmental CAP organization of board certified pathologists. CAP accreditation is conferred following satisfactory completion of an on-site laboratory inspection by an independent peer review team and satisfactory performance in the CAP proficiency testing program for all testing categories performed by the laboratory. Our Los Angeles, San Jose and Sacramento reference laboratories have all been inspected and all have recently received excellent reviews by peer laboratory inspectors.

   All of our reference laboratories operate in compliance with and are licensed in accordance with the U. S. Clinical Laboratory Improvement Amendments of 1988, or CLIA. Federal CLIA regulations require that all high complexity clinical testing laboratories participate in a recognized proficiency testing program. We successfully participate in the CAP proficiency testing program and also subscribe to a variety of other external proficiency testing programs of the American Association of Bioanalyists. We also manage an extensive internal blind control testing program in all three reference laboratories and maintain an inter-laboratory program for regional satellite laboratories. We have consistently demonstrated excellent analytical test performance. The effectiveness of our quality assurance system is demonstrated by the excellent internal proficiency testing results achieved by our reference laboratories that have consistently successfully tested more than 99.3% from over eleven thousand annual proficiency test challenges since 1997. Our accuracy rate on those tests, as determined by the CAP, was 99.3% in 2000.

   In addition to analytical testing processes, our quality assurance program also closely monitors pre-analytical specimen collection and transport and post-analytical reporting processes. We operate according to standardized phlebotomy operating procedures for optimal control of specimen integrity to further enhance the reliability of our tests results. We routinely provide the following services:

  . standardized specimen collection devices, transport materials and preprinted requisition forms;

  . tightly managed logistics and courier services to ensure specimen integrity;

  .  statewide implementation of safety needles;

  . computerized bar-coding of specimens to ensure positive specimen identification;

  . extensive computer resources with on-site programmers for custom applications;

  . remote computer result reporting, including dedicated printers and custom computer applications for qualified accounts;

  . extensive monthly quality assurance operating reports and scheduled internal review meetings to assess lab performance; and

  . notification systems to contact clients for critical and alert test results.

Sales, Service and Marketing

   We have approximately 75 full-time sales and service employees. Sales representatives are primarily responsible for executing focused sales initiatives established within their regions. Service representatives are primarily responsible for account retention and enhancing client relations, although some will also have defined selling responsibilities. We intend to more clearly delineate between the sales and service functions, which will allow us to identify new clients and better serve existing clients. In addition, incentive compensation will be aligned to more closely reflect either sales or service responsibilities so that sales and service employees will specialize in their respective disciplines. Incentive compensation paid on new sales generation, achieved by either sales or service representatives, is designed to recognize the cost of supporting new business and reward dedication to client support and client retention.

   Our marketing department is committed to promoting our high-quality and cost-effective laboratory services that are responsive to the values and needs of patients and physicians. We promote various initiatives through the creation and targeted dissemination of marketing materials to clients and prospects by our sales and service representatives (as well as our couriers). More specifically, our marketing initiatives and materials address four distinct objectives:

  .  enhance medical community awareness of our full spectrum of services;

  .  promote and sell new services and technological advances;

  . educate clients on regulatory and compliance issues that will affect the medical community; and

  .  address customer needs and concerns about new testing procedures.

   We prioritize these marketing initiatives through a collaborative effort among senior management and sales and service employees.

Competition

   The independent clinical laboratory testing industry in the United States and California is highly fragmented and is characterized by intense competition. According to HCFA, there are approximately 4,500 independent clinical laboratories in the United States. We believe that approximately 600 of these laboratories are located in California.

   Our primary competitors are hospitals and other independent clinical laboratories. The hospital laboratory segment accounts for approximately one half of the $4.0 billion California clinical laboratory testing market and is characterized by a large number of hospital laboratories that operate with low volumes and quick turn-around times.

   Independent clinical laboratories fall into two categories. The first category, which includes laboratories such as Unilab, consists of larger regional or national laboratories that provide a broader range of tests and services. In California, our two largest independent clinical laboratory competitors are Quest Diagnostics Incorporated and Laboratory Corporation of America, or LabCorp. Quest acquired SmithKline Beecham Clinical Laboratories, Inc., one of our principal competitors, in August 1999.

   The second category includes smaller, local laboratories that generally offer fewer tests and services and have less capital available to them than larger laboratories. These laboratories seek to differentiate themselves by maintaining a close working relationship with their physician clients by providing a high level of personal and localized services.

   We compete primarily on the basis of the following:

  . service capability and convenience of facilities, including accessibility of PSCs and local STAT testing availability;

  .  size and scope of testing services performed;

  .  accuracy, timeliness and consistency in reporting test results;

  .  reputation in the medical community; and

  .  pricing of testing services.

   We believe that we compete on a favorable basis on all of these factors. Our goal is to gain market share from both independent clinical laboratories and hospital laboratories in the coming years.

Information Systems

   Effective information systems are a key component of our continued growth and success. We frequently implement newly developed technology to improve the level of service to our clients. The complexity of our business requires that we constantly evaluate our systems to ensure that they provide the tools required to deliver laboratory results and bills in a timely manner.

   We are a company that evolved from a series of mergers and acquisitions. We realized early on that disparate systems for core business processes across our three regional laboratories would be a barrier to consistent client service. In the mid-1990s, we undertook a strategy to establish a standard platform for both our laboratory and billing systems. All our laboratories have been running the Antrim Lab Information System since 1996. Antrim is a specimen tracking, test result and instrument interface laboratory system which is prevalent throughout the industry and provides a flexible platform to interface current and future laboratory instruments. In addition, the Antrim system provides our clients with the tools they require to deliver the best quality medicine for patients. We believe that Antrim offers us the flexibility to address new technologies and features as improved testing and new delivery options become available in the market.

   We utilize the SYS billing system. This system allows us to better control bill submission and compliance-related issues and has the ability to produce programs and make changes that can be run at all locations. We are confident that billing policies are consistent across our company. We are in the process of upgrading the system to a SQL data base utilizing a Unix-like operating system operating on non-proprietary hardware. We anticipate that this upgrade will be concluded by the end of 2002.

   We have signed agreements with WebMD Corporation, ProxyMed, Inc. and Medicity Inc., companies that provide medical information over the Internet. We believe these contracts will put us at the forefront of the clinical laboratory testing market by allowing clients to order lab work over the Internet. We expect that these contracts will ultimately increase the volume of work ordered electronically, increase the accuracy of billing information, and thereby have a positive impact on our profitability. Our own proprietary system for providing test results via the Internet, Unilab Direct, will be available for routine client use during the second quarter of 2001.

Acquisitions

   We have completed four acquisitions since November 1998. In reviewing the merits of a potential acquisition, our management develops a highly detailed integration plan by examining the target's existing operations and assessing the ongoing requirements of the combined businesses. The actual results and timing of an integration are closely monitored against the plan.

   Our most recent large acquisitions include:

   PAL Acquisition. In August, 2000, we acquired substantially all the assets of Pathology Associates Laboratories for $13.5 million.

   SCCL Acquisition. In March, 2000, we acquired various assets of Southern California Clinical Laboratories, LLC for $5.2 million.

   Bio-Cypher Acquisition. In May 1999, we acquired substantially all of the assets of Physicians Clinical Laboratories, Inc., which operated under the name Bio-Cypher Laboratories, for $36.9 million.

   Meris Acquisition. In November 1998, we acquired substantially all of the assets of Meris Laboratories, Inc., one of the leading regional independent laboratories in Northern California, for $16.5 million.

   Through the acquisitions described above, we significantly expanded our annual specimen levels and revenues and were able to benefit from substantial operating synergies. The following table sets forth certain estimated statistics of our stand-alone business as of October 31, 1998 (prior to the four acquisitions referred to above), the statistics relating to the PAL, SCCL, BCL and Meris businesses immediately prior to their respective acquisitions, and pro forma statistics reflecting business growth through December 31, 2000, including acquisitions and acquisition-related synergies.

                          Unilab   Acquisitions Net Adjustments Pro forma Unilab
                         --------- ------------ --------------- ----------------
Full service
 laboratories...........         3          3            (3)                3
STAT laboratories.......        28         24           (14)               38
Patient service
 centers................       241        265          (162)              344
Employees...............     2,730      1,655          (885)            3,500
Annual specimens........ 9,416,000  3,724,000       410,000        13,550,000
Specimens per day.......    35,500     14,100         1,400            51,000
Specimens per employee
 per day................      13.0                                       14.6

Billing

   Billing for laboratory services is complicated. Laboratories must bill various payors, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of whom have different requirements. Billing difficulties often result in bad debt expense. Most of our bad debt expense is the result of several noncredit related issues, primarily missing or incorrect billing information on requisitions. We perform the requested tests and report test results regardless of incorrect or missing billing information. We subsequently attempt to obtain any missing information and rectify incorrect billing information received from the healthcare provider. Missing or incorrect information on requisitions slows the billing process, creates backlogs of unbilled requisitions and generally increases the aging of accounts receivable. Among many other factors complicating billing are:

  .  pricing differences between our fee schedules and those of the payors;

  .  disputes between payors as to which party is responsible for payment;

  .  disparity in coverage among various payors; and

  . the difficulties of adherence to specific compliance requirements and procedures mandated by various payors.

   Ultimately, if all issues are not resolved in a timely manner, the related receivables are charged to the allowance for doubtful accounts.

Employees

   As of March 31, 2001, we employed approximately 3,550 full-time equivalent employees, none of whom were under union contract. We believe that our relations with employees are good. The number of full-time equivalent employees is calculated by aggregating the number of payroll hours worked by all employees and dividing the total by a standard 40-hour work week.

Properties

   Our corporate headquarters are located in leased offices at 18448 Oxnard Street, Tarzana, California 91356. Our regional laboratories are located in Los Angeles, San Jose and Sacramento.

   We lease our laboratory facilities and PSCs. All of the major laboratory facilities have been built or improved for the purpose of providing clinical laboratory testing services. We believe our facilities are suitable and adequate and have sufficient production capacity for our operations as currently conducted and as anticipated to be conducted. We continue to evaluate our capacity to ensure that it is sufficient for our business. We believe that if we lost the lease on any of our PSCs or STAT laboratories, we could find alternate space at competitive market rates and relocate our operations to such new locations without disruption. However, if we lost our lease on any of our three main laboratory facilities, we could experience a temporary disruption in our operations until such time as we relocated to a new facility.

   We operate 344 PSCs and 38 STAT laboratories. PSCs are typically approximately 900 square feet in size and accommodate one to two phlebotomists (technicians who draw blood), draw chairs, supplies and other office materials. STAT laboratories are typically 3,000 square feet in size. STAT laboratories typically accommodate about eight employees and contain a limited amount of equipment to perform high volume, low cost and quick turn around time tests such as glucose monitoring, pregnancy and complete blood count blood tests, among others.

Governmental Regulation

   Numerous aspects of our operations, including our testing processes, business practices and, in some instances, the amount and methods by which we are paid, are subject to governmental regulation at the federal, state and/or local levels.

Federal and State Clinical Laboratory Certification and Licensing

   Our laboratory, similar to almost all clinical laboratories operating in the United States, is required to maintain federal certification pursuant to the Clinical Laboratory Improvement Act, as amended, commonly known, together with its implementing regulations, as CLIA. CLIA imposes requirements relating to test processes, personnel qualifications, facilities and equipment, record keeping, quality assurance and participation in proficiency testing, which involve comparing the results of testing of specimens that have been specifically prepared for our laboratory to those specimens' known values. The CLIA requirements also apply as a condition for participation for clinical laboratories in the Medicare and Medicaid programs. Similar requirements also apply to our laboratory under California's clinical laboratory licensure laws. In addition, our three main laboratories are accredited by the College of American Pathologists, and therefore, subject to its requirements and evaluation.

   Compliance with CLIA standards is verified by periodic on-site inspections. Sanctions for failure to meet these certification, accreditation and licensure requirements may include suspension, limitation or revocation of certification, accreditation or licensure, civil penalties, criminal penalties, injunctive actions, and the imposition of plans of correction to remedy deficiencies. If a laboratory's CLIA certificate or California license is revoked or suspended, the laboratory must then cease performing testing. Notwithstanding compliance costs, we regard these certification, accreditation and licensing requirements as favorable to our business because they apply, with narrow exceptions, to all persons operating clinical laboratories, and therefore to some extent constrain the ability of physicians to compete with us by performing testing in their own offices.

   The California Department of Health Services is required to implement regulations establishing additional training, continuing education and other requirements for laboratory personnel, known as phlebotomists, who collect blood specimens from laboratory patients. Once these new regulations become effective, only personnel certified under the new rules or otherwise licensed under the clinical laboratory laws will be permitted to perform phlebotomy procedures in California. Phlebotomists employed by a licensed clinical laboratory as of the effective date of the regulations will be allowed three years from such date to obtain their certification. It is anticipated that these additional requirements will add to the cost of providing laboratory services in California. California has also created a new felony crime, with penalties including imprisonment and/or a $50,000 fine, for "willful or wanton disregard" for a person's safety. This crime applies when a person is exposed to injury or risk because the integrity of a laboratory test or result has been distorted due to the improper collection, handling, storage, or labeling of a test specimen or erroneous transcription or reporting of test results. As a result of this new law, we will be required to reinforce and reaffirm existing quality control measures.

Federal and State Billing and Fraud and Abuse Laws

   Antifraud Laws/Overpayments. Federal Medicare/Medicaid laws apply a wide array of fraud and abuse provisions to laboratories, such as ours, which participate in these programs. These laws prohibit, among other things, the submission of false claims or false information to government programs, deceptive or fraudulent conduct, and excessive or unnecessary services or services at excessive prices. Federal law also prohibits the defrauding of private sector health insurers. Penalties for violating these laws may include exclusion from participation in the Medicare/Medicaid programs, asset forfeitures, civil penalties and criminal penalties. Civil penalties for a wide range of offenses may be up to $10,000 per item and treble the amount claimed. In the case of certain offenses, exclusion from participating in Medicare and Medicaid is mandatory, and the government also has the authority to impose permissive exclusions in response to a wide range of less serious misconduct. In addition, the Health Care Financing Administration, or HCFA, may suspend Medicare payments to any provider it believes has engaged in fraudulent billing practices. Because the financial consequences to a laboratory of exclusion from participation in federal health care payment programs would typically be devastating, fear of such exclusion has been a motivating factor in the settlement of many fraud investigations.

   California law extends similar penalties beyond Medicare to punish laboratories engaged in MediCal fraud or conduct which defrauds private insurers or patients. California law also denies MediCal enrollment to any provider that has entered into a settlement in lieu of conviction for fraud or abuse in any government program and further provides that a provider under investigation by certain governmental agencies for fraud or abuse will be subject to a temporary suspension from MediCal.

   Independent of fraud allegations, Medicare and Medicaid programs and private payors may also retroactively determine that certain payments for services must be repaid due to failure of a laboratory to satisfy applicable payor requirements.

   Several federal agencies share responsibility for investigating allegations of fraudulent and abusive conduct. These agencies include, without limitation, the Department of Justice, or DOJ, the Federal Bureau of Investigation, or FBI, and the Office of Inspector General, or OIG, of the Department of Health and Human Services, or HHS. Health care fraud has been elevated to the second-highest priority of the DOJ, and many FBI agents have been assigned to investigate healthcare provider fraud. Medicare carriers and Medicaid state agencies, such as MediCal, also have certain fraud and abuse control authority. Indeed, California's MediCal Fraud Prevention Bureau and Attorney General have been very active in investigating and prosecuting laboratories. Moreover, private insurers may bring actions under the fraud laws, and in certain circumstances, federal and California law authorize private whistleblowers to bring fraud suits on behalf of the government against providers and reward the whistleblower with a portion of any final recovery. In addition, HCFA has engaged a number of nongovernmental audit organizations to assist the government in tracking and recovering fraudulent billings for healthcare services. The practices which have been targeted include, without limitation:

  .  billing for tests not performed;

  .  billing for tests which are not medically necessary;

  .  billing for tests not ordered by physicians;

  . offering packages of tests to physicians (referred to as "panels" or "profiles") and billing them as several tests to obtain higher reimbursement;

  .  "upcoding" tests to realize higher reimbursement than appropriate;

  . offering inducements to physicians in order to induce them to refer testing; and

  .  duplicate billing.

Such practices have led to governmental investigations and whistleblower suits that have resulted in approximately $1 billion of aggregate settlement payments made by a number of independent clinical laboratories in the past decade, with several laboratories individually being fined in amounts in excess of $100 million.

   Federal and California "Self-Referral" and "Antikickback" Restrictions. A federal "self-referral" law, commonly referred to as the "Stark" law, prohibits Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. California, where we conduct almost all of our business, has laws which impose similar restrictions with respect to all patients and payors. These federal and California laws contain an exception for investment interests in a publicly traded company that has shareholders' equity of $75 million at the end of the most recently completed year (or $100 million in total gross assets in the case of laboratory testing for workers' compensation patients) and satisfies certain additional requirements.

   It therefore is possible that the self-referral laws will cause some physicians who would otherwise use our laboratory to use other laboratories for their testing, thereby adversely impacting our revenues. Moreover, because many shareholders hold stock in the name of their stock brokerage firm, it may not be possible for us to identify physician investors in order to fully comply with the self-referral limitations, although we will continue to monitor such relationships, including space rentals and provision of information technology support, for compliance with the self-referral laws. Sanctions for violations of the self-referral prohibitions include denial of payment, refunds, civil money penalties of up to $15,000 for each service billed in violation of the prohibitions and exclusion from the Medicare program. Based upon our efforts to comply with self-referral laws and a federal court decision considering physician ownership of laboratories, we believe that a challenge to any physician investment in our company under the antikickback laws is unlikely.

   Regulations implementing and interpreting certain provisions of the Stark law were released by HCFA on January 4, 2001, with an effective date of January 4, 2002. The most substantial provisions of the new regulations address the provision of services by physicians in their offices and define the services, other than laboratory services, to which the Stark law applies. New regulations which define the types of indirect compensation relationships where the Stark law applies and which create new exceptions for certain types of financial relationships may have some relevance to us. For instance, the new regulations interpret an exception under the Stark law which allows laboratories to provide physicians with supplies used solely to collect, transport, process or store specimens for submission to the laboratories. HCFA believes this exception is limited to items of low value, such as single use needles, vials and specimen cups. In contrast, HCFA believes that biopsy needles, and similar items such as snares, reusable aspiration and injection needles and sterile gloves, do not function solely as specimen collection devices, and therefore trigger self-referral restrictions if a laboratory provides them without a fair market value charge. However, California's self-referral restrictions contain no exemption which would allow such items to be sold to physicians, even at fair market value, and a laboratory complying with HCFA's new interpretations may be required to have its California physician customers obtain the restricted types of supplies from third parties. The new HCFA interpretations also allow the use of a phlebotomist at the physician's office without charge so long as the phlebotomist only acts on behalf of the laboratory. However, California law has been interpreted not to permit laboratories to provide physicians with the in-office use of a phlebotomist. Complying with these new HCFA interpretations may result in cost-savings for laboratories. Nevertheless, we do not believe that the new regulations will have a material impact on us because the prior regulations largely implemented the Stark law as it applied to clinical laboratory services.

   The Medicare/Medicaid antikickback statute prohibits laboratories from paying for patient or specimen referrals for testing paid for by Medicare or Medicaid. Violation of the Medicare/Medicaid antikickback statute can result in criminal penalties pursuant to the U.S. sentencing guidelines, civil monetary penalties of $50,000 per violation plus treble damages, and exclusion from Medicare and Medicaid participation. The OIG has criticized a number of additional business practices in the clinical laboratory industry as potentially implicating the antikickback statute, including providing phlebotomy staff to clients who perform clerical or other functions for the client which are not solely related to the collection or processing of laboratory specimens, providing computers or fax machines to clients which are not used exclusively in connection with performance of the laboratory's work, the lease of space in a physician's office for rent which exceeds the fair rental value of such space, certain acquisition agreements where the sellers may make referrals to the buyer after the sale and various other compensation relationships between laboratories and entities from which they receive referrals, or to which they make referrals, if such relationships are intended to induce referrals. In addition, the OIG has indicated that discounts given by laboratories to clients concerning their private pay patients and/or HMO patients must not be intended to induce a client to refer Medicare or Medicaid patients to the laboratory. Our business practices are governed by the antikickback laws, including our negotiated discounted pricing arrangements, our participation as a provider to group purchasing organizations and provision of information technology to our clients.

   California law also prohibits compensation for referrals of patients or test specimens, and this prohibition applies regardless of the source of payment for such testing. Laboratories that violate the California antikickback laws may be subject to loss of licensure and substantial criminal and civil penalties. Laboratories offering pricing to their customers that is more favorable than that offered directly to patients may be deemed to pay prohibited kickbacks under this law. However, we believe that a kickback will not result if the laboratory's customer, as our California clients are independently required by law to do, passes all of its discount to its patients in the form of lower testing charges.

   Our Compliance Program. In 1997, the OIG disseminated a model compliance plan to serve as guidance for laboratory compliance programs. We conformed our compliance program to meet or exceed the guidelines described in the model compliance plan. We also established a compliance committee, comprised of our senior officers. The compliance program is run under the supervision of the director of compliance, who reports to our general counsel. Both the general counsel and the director of compliance update the board of directors on compliance matters on a regular basis.

   "Corporate Practice"of Medicine. California law prohibits physicians from sharing professional fees with non-physicians such as laboratories, and prohibits non-physicians from practicing medicine (including pathology) and from employing pathologists or other physicians. We previously directly employed some of our pathologists, and now are restructuring our relationships with those pathologists in a manner which we believe does not violate any prohibition against the "corporate practice" of medicine.

Privacy of Medical Information

   The confidentiality of patient medical information is subject to substantial regulation by state and the federal governments. State and federal laws and regulations govern both the disclosure and use of confidential patient medical information, as well as access of patients to their own medical records. Similarly, many other federal laws also may protect such information, including the Electronic Communications Privacy Act of 1986 and federal laws relating to confidentiality of mental health records and substance abuse treatment.

   Congress passed the Health Insurance Portability and Accountability Act, known as HIPAA, in 1996. Among other things, HIPAA calls for the establishment of national standards to facilitate the electronic exchange of health information and to maintain the security of both the health information and the system that enables the exchange of this information. HHS has promulgated several sets of proposed regulations pursuant to its authority under HIPAA. To date, the HIPAA regulations that have been finalized pertain to electronic transactions and the privacy of individually identifiable health information that is electronically transmitted and received or transmitted and maintained in any other form or medium. Pursuant to this final regulation, all medical records and other patient identifiable health information must be maintained in confidence, must not be used for non-health purposes and must be disclosed to the minimum extent required. In addition, patients must be given a clear explanation of their rights and access to their records by laboratories (other than to the extent that access to their records is restricted by CLIA and state law) and a patient's consent must be obtained before information is released. To ensure that these requirements are satisfied, covered entities must adopt appropriate policies and practices, designate a privacy officer, train employees and establish a grievance procedure. Given that laboratories have little direct contact with patients, it is expected that the required consent for disclosure of test results reported by a laboratory will often have to be obtained by the physician or hospital which has requested the testing. However, laboratories will still have to directly address HIPAA regulations in other circumstances.

   In most circumstances, entities covered by HIPAA must be in compliance with the final HIPAA regulations within 24 months of the date the regulations become final (i.e., April 14, 2003, for the electronic privacy rules and October 2002 for the electronic transaction rules). The Bush Administration has recently announced that it does not intend to further delay the implementation date of these regulations. If we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for damages, or for civil or criminal fines or penalties. A Blue Cross/Blue Shield study estimates the cost of compliance to the health care industry to be in the range of $30 billion. Various studies suggest the cost of compliance will exceed that for Y2K compliance. Because laboratory orders and reports fall within the scope of HIPAA, the costs of HIPAA compliance will impact us and others in the clinical laboratory industry. In 2000, we established a HIPAA Committee to evaluate the HIPAA requirements and to make recommendations to us regarding their implementation. At this time, we cannot assess the total financial or other impact of the HIPAA regulations upon us.

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

Other Laws

   Occupational Safety. In addition to its comprehensive regulation of safety in the workplace, the Federal Occupational Safety and Health Administration, or OSHA, has adopted rules that establish extensive requirements related to safety for workers who may be exposed to bloodborne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, bloodborne pathogens. OSHA has also adopted rules establishing safety requirements for the use of chemicals as reagents and for other purposes. At the state level, California imposes occupational safety and health requirements administered by its Occupational Safety and Health Administration. Additionally, we follow the requirements of recent federal and state laws requiring the use of safety needles by medical providers. Compliance with these mandates has increased our cost to perform specimen collection by $0.18 per specimen.

   Environmental Compliance. Each of our laboratories must comply with numerous federal, state and local statutes and regulations relating to public health and the environment including: practices and procedures for the proper storage and labeling of hazardous and toxic materials or other substances and the proper management of medical waste, hazardous waste and low-level radioactive waste generated by operation of clinical laboratories; public disclosure requirements regarding certain hazardous and toxic materials or other substances; employee training and notification; environmental protection requirements, such as standards relating to the discharge of pollutants into the air, water and land; emergency response and remediation or cleanup in connection with hazardous and toxic materials or other substances; and other safety, environmental and health standards.

   Food and Drug Regulation. The FDA requires premarketing approval for medical devices, including test kits used in performing clinical laboratory procedures. The FDA's requirements can affect the availability of test kits or our ability to have certain tests performed on our behalf by reference laboratories.

   Miscellaneous. Radioimmunoassay testing, which is performed by some of our laboratories, is subject to regulation and licensing by the Federal Nuclear Regulatory Commission. Regulations of the Department of Transportation, the Public Health Service, and the Postal Service apply to the transportation of clinical laboratory specimens.

Changes in Laboratory Reimbursement

Health Care Reform

   A number of proposals aimed at increasing healthcare insurance coverage or reducing healthcare costs have been considered in recent years. Such proposals include: increased enrollment of Medicare beneficiaries in managed care systems, increased availability of health insurance to individuals and to small businesses, requirements that all businesses offer health insurance coverage to their employees, the provision of tax credits for the purchase of health insurance, the formation of "regional health alliances" to act as healthcare purchasing agents and the creation of a government health insurance plan that would cover all citizens. We cannot predict whether any of these or other proposals will be adopted at the state or federal levels, or what effect, if any, such proposals would have on our business.

Reductions to Reimbursement

   Reductions to Medicare or Medicaid Fee Schedules. For testing performed other than for hospitals, nursing facilities and other laboratories, laboratories are required to bill Medicare and Medicaid directly, and generally must accept reimbursement from these programs as payment in full for services performed for Medicare and Medicaid patients. Such direct billings by us to Medicare and Medicaid accounted for approximately 25.0%-30.0% of our total net revenue in the year ended December 31, 2000.

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

   Congress has established maximum fee schedules for clinical laboratory testing paid for by Medicare. State Medicaid programs are prohibited from paying more for testing than Medicare fee schedule amounts and, in most instances, they pay significantly less. When initially established, Medicare fee schedules were set at 60% of prevailing local charges. Maximum reimbursement rates for clinical laboratory testing have subsequently been substantially reduced, and such fee schedules may be further reduced in the future. For example, Congress has reduced numerous times in recent years a ceiling on Medicare and Medicaid payments to laboratories commonly referred to as the "national cap". Most recently, Congress reduced the national cap to 74% of the national median of local fee schedules and eliminated consumer price index increases for the national cap and local fee schedules through the year 2002. Medicare reimbursement has also been reduced from time-to-time by an effective rate of between 1% and 2% pursuant to Gramm-Rudman-Hollings sequestration. In addition, proposals have from time-to-time been made for beneficiary cost sharing to be applied to laboratory testing paid for by Medicare. For example, the HHS Office of Inspector Generals' 2001 "Red Book" of suggested Medicare program improvements has endorsed this proposal. The costs of billing and collecting co-payment amounts and associated bad debt could reduce the revenue actually realized by laboratories.

   Elimination of Dual Charge Structure. Proposals have been made to restrict "dual charge" billing practices where laboratories charge higher fees to Medicare and Medicaid for the same procedures that are charged to physicians, hospitals, laboratories and other purchasers who are in a position to negotiate favorable rates. Thus, it has been proposed that existing authority for HHS to exclude from Medicare and Medicaid program participation any providers that charge amounts to the Medicare program that are "substantially in excess" of their "usual charges" be used to respond to laboratory pricing practices. Similarly, HCFA is permitted to adjust statutorily prescribed fees for some medical services, including clinical laboratory services, if the fees are grossly excessive and therefore not inherently reasonable. HCFA has issued an interim final rule setting forth criteria on whether the otherwise statutorily prescribed fees should be reduced. This interim rule includes considerations of whether such fees are grossly higher or lower than the payment made for the services by other purchasers in the same locality. Fees payable by Medicare for clinical laboratory services may be reduced as a result of the application of the above rules or by similar restrictions applied in the future. In addition, California regulations require MediCal to pay no more for testing than the amount which a laboratory charges pursuant to any fee schedule it applies generally to its physician or hospital customers. While the extent to which this rule applies to our fee schedules and negotiated discounts is unclear, it is possible that a recoupment action could be brought against us based upon the fee schedules and negotiated discounts which we offer to certain of our clients.

   Contracts for Laboratory Services. Proposals have been made to require competitive bidding procurement of Medicare laboratory testing services. HCFA is required to complete five Medicare bidding demonstrations involving various types of medical services by 2002, and it is expected to include a clinical laboratory demonstration project in a metropolitan statistical area. Similarly, California legislation requires the implementation of a program of negotiated laboratory service contracting for MediCal. In addition, a large portion of MediCal has been converted into a managed care system, resulting in negotiated laboratory service contracts between laboratories and other providers of healthcare services. Increased enrollment of Medicare or Medicaid beneficiaries in HMOs or negotiated contracting arrangements may also result in a larger portion of our business being subject to negotiated contracts with payors. To obtain competitively bid contracts to perform services, it might be necessary for us to agree to substantial reductions in our payments from Medicare and MediCal. Such contracts may be exclusive and laboratories which do not hold such contracts may be denied access to the Medicare/MediCal testing market and could have difficulty obtaining private patient testing from physicians participating in the contracting or managed care program.

   "Bundling" of Medicare Services. Proposals have been made to reimburse clinical laboratory testing services as part of a larger "bundle" of healthcare services. Under one proposal, physicians would be reimbursed an additional amount for each office visit they had with a Medicare beneficiary and would be responsible for paying for any required laboratory services out of this sum.

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

   Nongovernmental Efforts. Managed care arrangements may become increasingly prevalent in the clinical laboratory services market. For example, HMOs, insurance companies and self-insured employers may provide laboratory services directly or contract with laboratories at favorable fee-for-service or capitated rates and require their enrollees to obtain service only from such contracted laboratories. To the extent that we or our clients are unable to obtain contracts to provide such testing services or must discount prices to obtain such contracts, our revenues and profit margins could be adversely affected.

Requirements of Diagnosis Codes

   Certain tests are only reimbursable by Medicare when the laboratory submits an appropriate diagnosis code which it has obtained from the ordering physician. MediCal has adopted and is in the process of implementing a policy requiring that a diagnosis code be submitted in connection with all bills for laboratory tests which are submitted to it where Medicare would require a diagnosis code if it were being billed for the tests. To the extent that the requirements for such diagnosis codes are expanded to additional tests or are adopted by additional Medicaid programs or by private insurance programs, or we are unable to obtain required codes from physicians, our reimbursement could be adversely affected.

Legal Proceedings

General

   We are a party to various legal proceedings arising in the ordinary course of our business. Although the ultimate disposition of these proceedings is not determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon our financial condition, liquidity or results of operations.

Shareholders Lawsuit

   On November 4, 1999, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York against us and our board of directors by two of our former stockholders, seeking compensatory damages, prejudgment interest, expenses on behalf of the class of shareholders and a preliminary injunction against the November 1999 recapitalization. The complaint alleges, among other things, that the proxy statement relating to our recapitalization contained material misrepresentations and omissions in violation of the federal proxy rules and that approval of the terms of the recapitalization amounted to a breach of the fiduciary duties owed to our stockholders by our directors. Plaintiffs and defendants negotiated a settlement in principle of the action, subject to completion of confirmatory discovery and definitive documentation relating to the settlement and court approval. However, on November 15, 2000, plaintiffs announced that they would not agree to consummate the settlement. We believe the plaintiffs' claims are without merit, but because this matter is in the early stages of litigation it is not possible to predict the likelihood of a favorable or unfavorable outcome.

Billing Investigation

   In May of 1999, we learned of a federal investigation under the False Claims Act relating to our billing practices for the following four test procedures:

  .  apolipoprotein in conjunction with coronary risk panel assessments;

  .  microscopic evaluation in conjunction with urinalysis;

  .  performance of T7 index in conjunction with T3 and T4 tests; and

  .  fragmenting billing of unlisted panel codes.

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


   In cooperation with the government, we have completed the process of gathering and submitting documentation to the DOJ regarding the tests with respect to which it has requested information. We cannot at this time assess what the result of the investigation might be. Remedies available to the government include civil and criminal penalties and exclusion from participation in federal healthcare programs such as Medicare and Medicaid. The resolution of such investigation could be material to our operating results for any particular period, depending upon the level of income for such period. On May 31, 2001, the Department of Justice orally offered to settle the claims subject to the federal investigation for a payment by us of approximately $2.8 million. We hope to resolve this matter with the government; however, we cannot assure you that this matter will be resolved pursuant to this offer.

Department of Justice and Other Settlements

   We settled federal and California investigations of some of our past marketing and billing practices in 1993 and 1996 for an aggregate amount of $7.2 million. In connection with these government settlements, we voluntarily implemented a more formal and comprehensive compliance program to review our billing procedures and other compliance matters. The settlements did not constitute an admission of wrongdoing with respect to any issue of law or fact arising from the civil action brought on behalf of the United States that gave rise to the DOJ investigation. The DOJ settlements addressed the U.S. government's contention that we submitted improper Medicare, CHAMPUS and Federal Employee Health Benefits program claims for unnecessary blood tests with respect to five tests (HDL, LDL, TIBC, PBG and serum ferritin) offered in conjunction with basic blood chemistry profiles and allegations relating to payments for hemogram indices in conjunction with claims for complete blood counts. The California settlements addressed the State of California's contention that improper Medicaid claims were submitted with respect to these tests.

   In November 1999, without any admission of wrongdoing, we reached a settlement with a group of thirteen insurance companies in the amount of $0.6 million in connection with claims related to our settlement agreement with the federal government.


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

                                   MANAGEMENT

Officers and Directors

   The following table sets forth certain information regarding the directors, executive officers and key employees of our company.

Name                     Age                          Position
----                     ---                          --------
Robert E. Whalen........  58 Chairman of the Board, President, Chief Executive Officer
                             and Director
Brian D. Urban..........  39 Executive Vice President, Chief Financial Officer and
                             Treasurer
David W. Gee............  40 Executive Vice President, Secretary and General Counsel
Emmett Kane.............  51 Executive Vice President and Division President, Unilab
                             Northern California
R. Jeffrey Lanzolatta...  48 Executive Vice President and Division President, Unilab
                             Southern California
C. Michael Hanbury......  37 Senior Vice President, Chief Scientific Officer
Paul T. Wertlake........  63 Vice President, Chief Medical Officer
Michael B. Goldberg.....  53 Director
Walker Lewis............  56 Director
James R. Maher..........  51 Director
David I. Wahrhaftig.....  44 Director

   Robert E. Whalen was appointed President, Chief Executive Officer and a director of Unilab in November 1999. He was elected Chairman of the Board in November 2000. From May 1997 to September 1999, Mr. Whalen served as Executive Vice President and, from September 1998 to September 1999, as Chief Operating Officer of Scripps's Clinic, a 320-physician multi-specialty medical group located in Southern California. From the April 1995 merger of Roche Biomedical Laboratories and National Health Laboratories, Incorporated until August 1996, Mr. Whalen served as Executive Vice President of LabCorp. Prior to his employment at LabCorp, Mr. Whalen held various senior level positions with National Health Laboratories, which he joined in 1976. He served as Executive Vice President of National Health Laboratories from 1993 to 1995, as Senior Vice President from 1991 to 1993 and as Vice President--Administration from 1985 to 1993. From 1979 to 1985, he was Vice President--Division Manager of National Health Laboratories. At National Health Laboratories and later LabCorp, Mr. Whalen oversaw human resources, client service and major regional laboratories in California, Washington, Nevada and Utah. Mr. Whalen was a member of the management committee at National Health Laboratories and LabCorp.

   Brian D. Urban has been Executive Vice President, Chief Financial Officer and Treasurer of Unilab since May 1998. He served as Vice President, Chief Financial Officer and Treasurer from September 1997 to April 1998. He was Vice President and Controller of Unilab from November 1993 to September 1997. Mr. Urban served as Assistant Controller of Unilab from October 1992 to November 1993. He was Manager of Reporting of MetPath from July 1992 to October 1992. Prior thereto, Mr. Urban was senior audit manager at Price Waterhouse where he worked from November 1986 to July 1992.

   David W. Gee has been Executive Vice President, Secretary and General Counsel of Unilab since March 2000. Prior to his employment with Unilab, Mr. Gee was with the Seattle, Washington law firm of Garvey, Schubert & Barer from June 1998 through February 2000. Prior thereto, he served as Associate Vice President, Counsel, and Assistant Secretary for LabCorp from May 1995 to June 1998. He served as the Associate General Counsel and Assistant Secretary of LabCorp's predecessor, National Health Laboratories from 1991 to 1995. Prior thereto, Mr. Gee was with the law firm of Pillsbury, Madison & Sutro in its Los Angeles and San Diego offices.

   Emmett Kane has been Executive Vice President and Division President of Unilab Northern California since July 2000. Prior to his employment with Unilab, he held the position of Senior Vice President from September 1996 to July 2000, at LabCorp. He was a member of LabCorp's Senior Management Committee from January 1997 to July 2000. From April 1995 to September 1997, he served as vice president, Corporate Operations with LabCorp. Prior to the April 1995 merger of National Health Laboratories and Roche Biomedical Laboratory, Mr. Kane held positions of Director and then Vice President Operations at National Health Laboratories, which he joined in 1981.

   R. Jeffrey Lanzolatta has been Executive Vice President and Division President of Unilab Southern California since May 1998. He served as Division President of Unilab Southern California from July 1996 to April 1998. He was Senior Vice President, Sales and Marketing of Unilab Southern California from December 1994 to July 1996. He served as Vice President, Sales and Marketing for Unilab from November 1993 to December 1994. He served as Vice President, Sales and Marketing of MetWest from January 1993 to November 1993. Prior thereto Mr. Lanzolatta served as Regional Vice President and General Manager of MetWest's Southern California operations from July 1990 to December 1992. From April 1990 to June 1990, Mr. Lanzolatta served as Director of Sales and Marketing for MetWest's Northern California operations. Mr. Lanzolatta was Vice President, Business Development of International Clinical Laboratories' Western Operations from July 1985 through January 1989.

   C. Michael Hanbury, Ph.D., Senior Vice President and Chief Scientific Officer, has been with Unilab since April 1998. Prior to joining Unilab, from April 1996 to April 1998, Dr. Hanbury managed Regulatory Affairs for Roche Diagnostics, Inc., an international diagnostic company representing their interests to the US Food and Drug Administration for a variety of molecular diagnostic tests for infectious disease. Prior thereto, Dr. Hanbury served from September 1994 to March 1996 as National Technical Director of an international clinical diagnostic manufacturer and as a clinical chemist for Roche Biomedical Labs from April 1988 to September 1994. Dr. Hanbury is a registered clinical pathologist with over 14 years experience in laboratory testing services and in vitro diagnostic manufacturing.

   Paul T. Wertlake, M.D., has been Vice President and Chief Medical Officer of Unilab since January 1994. Since October 1989, Dr. Wertlake has served as the Senior Medical Officer for Southern California and Medical Director of our Tarzana laboratory. Prior thereto, Dr. Wertlake served in the academic, hospital and reference laboratory sectors.

   Michael B. Goldberg has been a Managing Director of Kelso since October 1991 and became a director of Unilab in November 1999. Mr. Goldberg served as a Managing Director and jointly managed the merger and acquisitions department at The First Boston Corporation from 1989 to May 1991. Mr. Goldberg was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1980 to 1989. Mr. Goldberg is a director of Consolidated Vision Group, Inc., Endo Pharmaceuticals, Inc., and HCI Direct Inc. Mr. Goldberg is also a director of the Phoenix House Foundation and the Woodrow Wilson Council.

   Walker Lewis is the Chairman of Devon Partners and its subsidiary, Devon Value Advisers, and became a director of Unilab in May 2001. Prior to founding Devon Partners, Mr. Lewis served as a Managing Director of Kidder Peabody, a Senior Adviser to Dillon Read & Co., Chairman of Strategic Planning Associates, Chairman of Mercer Management Consulting and as President of Avon Products. Mr. Lewis is currently a Director of Management Systems, Scientific Games, Everyday Convenience Stores, Mrs. Fields Brands, Owens Corning and serves as Chairman of Applied Predictive Technologies and London Fog Industries.

   James R. Maher has been a partner at Park Avenue Equity Partners, L.P. since 2001 and became a director of Unilab in May 2001. Mr. Maher served as a President of MacAndrews & Forbes Holdings Inc., a diversified holding company from 1998 to 2000 and as President and Chief Executive Officer of Mafco Consolidated Group Inc. from 1995 to 2000. Mr. Maher also served as a Chairman of Laboratory Corporation of America Holdings from 1995 to 1996 after serving as a President and Chief Executive Officer at National Health Laboratories from 1992 to 1995. Mr. Maher was Vice Chairman of CS First Boston, Inc., an investment bank, from 1990 to 1992 and a Managing Director of CS First Boston, Inc. from 1982 to 1990. Mr. Maher is also a director of Panavision, Inc.

   David I. Wahrhaftig has been a Managing Director of Kelso since April 1998. Mr. Wahrhaftig has been affiliated with Kelso since 1987, and became a director of Unilab in November 1999. Mr. Wahrhaftig also serves as a director of Consolidated Vision Group, Inc., Endo Pharmaceuticals, Inc. and Humphreys, Inc.

Board of Directors and Committees

   Our board of directors currently consists of five members each serving for a term of one year. We intend to appoint one additional independent director to our board of directors. At each annual meeting of shareholders, directors will be elected by the holders of common stock.

   Our compensation committee consists of Messrs. Maher and Lewis. The compensation committee has the authority to evaluate our compensation policies, determine our executive compensation policies and guidelines and administer our stock option and compensation plans.

   Prior to or upon the completion of this offering, our board of directors will create an executive committee and reconstitute the audit committee.

   We expect that our executive committee will be composed of at least three directors. The executive committee will have such powers and duties as shall be determined by the board of directors.

   We expect that our audit committee will be composed of our two existing independent directors and the additional independent director we intend to appoint. The audit committee will be charged with the following responsibilities:

  . recommending the engagement of independent accountants to audit our financial statements;

  . discussing the scope and results of the audit with our independent accountants;

  . reviewing the functions of our management and our independent accountants pertaining to our financial statements; and

  . performing such other related duties and functions as are deemed appropriate by the audit committee and the board of directors.

Employment Agreements

   Mr. Whalen is party to an employment agreement dated February 24, 2000. The agreement will expire on February 24, 2003, unless it is renewed in writing by both Mr. Whalen and us. The agreement provides for salary and additional annual bonus if certain performance targets are reached. In the event that Mr. Whalen resigns following the occurrence of a change of control of our company, he will be entitled to receive twice his annual salary in a lump sum cash payment, continuation of medical benefits coverage for twenty four months, and any incentive bonus plan payments that he would have otherwise received had his employment continued with our company for a twenty-four month period. In addition, in the event that Mr. Whalen is terminated for a reason other than death, disability, cause or expiration of the term of the agreement, he will be entitled to receive severance equal to twenty-four months of his annual salary and of his medical benefits. The agreement also contains confidentiality and noncompetition provisions.

   We have also entered into employment agreements with Messrs. Lanzolatta, Urban, Kane and Gee and certain other key management personnel. Such agreements expire at various dates through February 2003 and most automatically renew for successive one or two year periods, depending on the employee, until one of the parties gives notice of termination in accordance with the agreement. The agreements provide for salaries and also provide for annual bonuses for certain officers and key employees, dependent upon the achievement of certain performance objectives. We may terminate the employment agreements without cause on specified advance notice by providing severance pay equal to one to two times, depending on the employee, of the current base salary plus certain other benefits. In addition, these employment agreements grant these employees the right to receive two times their annual salary and bonus, plus continuation of certain benefits and acceleration of certain stock options, if there is a resignation of such employee following a change in control of our company.

Director Compensation

   Our directors who are Unilab executive officers or associated with Kelso do not receive any compensation for sitting on the board. We have not yet determined the compensation that will be paid to independent directors.

Executive Compensation

   The following table shows information about the compensation received by our Chief Executive Officer and our four other most highly compensated executive officers who were serving in such capacities on December 31, 2000. We refer to these officers as our "named executive officers." The table also includes Ian Brotchie who served as an executive officer during 2000, but who resigned from full-time employment with us on December 31, 2000.

                           Summary Compensation Table

                                                                         Long Term
                                                                        Compensation
                                                                           Awards
                                                                        ------------
                                                                         Securities
                                                         Other Annual    Underlying   All Other
Name and Title            Year Annual Salary(1) Bonus(2) Compensation     Options    Compensation
--------------            ---- ---------------- -------- ------------   ------------ ------------
Robert E. Whalen........  2000     $432,000     $216,000   $   937(4)    1,264,503     $109,416(5)
Chairman, President and   1999       44,400           --        --              --       92,222(6)
 CEO(3)
Brian D. Urban..........  2000     $243,000     $135,000   $24,100(7)      379,350     $ 63,050(8)
Executive Vice
 President,               1999      198,450      340,200     9,600(14)      49,316      189,155(8)
Chief Financial Officer   1998      194,400       97,200    40,616(9)       49,316       87,556(5)
and Treasurer
R. Jeffrey Lanzolatta...  2000     $243,000     $135,000   $11,459(10)     379,350     $ 80,099(17)
Executive Vice President  1999      243,000      189,000    53,007(11)      49,316      434,653(18)
and Division President,   1998      243,000      135,000    10,585(12)      49,316       51,691(17)
Unilab Southern
David Gee...............  2000     $180,000     $ 81,000   $ 8,000(14)     126,450     $ 31,583(5)
Executive Vice
 President,
Secretary and General
Counsel(13)
Emmett Kane.............  2000     $121,500     $108,000   $43,675(16)     252,900     $ 27,906(5)
Executive Vice President
and Division President,
Unilab Northern(15)
Ian Brotchie(19)........  2000     $243,000     $ 81,000   $ 9,600(14)         --      $ 85,737(21)
                          1999      243,000      118,800     9,600(14)      49,316      614,001(5)
                          1998      243,000       62,100    10,108(20)      49,316      104,587(21)

--------
 (1) Includes 8% of base salary credited to a deferred compensation account for the benefit of the named executive officer.
 (2) Includes 8% of bonus credited to a deferred compensation account for the benefit of the named executive officer.
 (3) Mr. Whalen has served as President and CEO since November 23, 1999 and as Chairman since November 15, 2000.
 (4) Represents imputed benefit and tax gross-up payment on the use of a company car.
 (5) Represents Unilab contributions to the Long-Term SERP Plan.
 (6) Represents consulting payments to Mr. Whalen for the period from September 1, 1999 to November 22, 1999.
 (7) Represents (a) a car allowance of $9,600, and (b) imputed interest on an interest free loan plus a tax gross-up payment of $14,500.
 (8) Represents Unilab contributions to the Long-Term SERP Plan, and Unilab 401(k) Plan contributions of $1,775 in 2000 and $1,600 in 1999.

 (9) Represents (a) a car allowance of $9,600, (b) imputed interest on an interest free loan of $5,630, (c) relocation expenses of $6,641, (d) imputed benefit on the use of a company car of $7,750 and (e) a tax gross-up benefit of $10,995.
(10) Represents (a) a car allowance of $9,600, and (b) tax preparation services plus a tax gross-up payment of $1,859.
(11) Represents (a) a car allowance of $9,600, (b) imputed interest on an interest free loan of $2,580, and (c) a tax gross-up benefit of $40,827.
(12) Represents (a) a car allowance of $7,200, and (b) imputed interest on an interest free loan plus a tax gross-up payment of $3,385.
(13) Mr. Gee assumed his position on March 1, 2000.
(14) Represents a car allowance.
(15) Mr. Kane assumed his position on July 1, 2000.
(16) Represents (a) a car allowance of $4,800, and (b) relocation expenses and a tax gross-up payment of $38,875.
(17) Represents Unilab contributions to the Long-Term SERP Plan, and Unilab 401(k) Plan contributions of $2,125 in 2000 and $2,578 in 1998.
(18) Represents Unilab contributions to the Long-Term SERP Plan and forgiveness of a $50,000 loan.
(19) Mr. Brotchie assumed his position in 1998 and resigned from his full-time employment with Unilab on December 31, 2000.
(20) Represents (a) a car allowance of $9,600, and (b) tax preparation services plus a tax gross-up payment of $508.
(21) Represents Unilab contributions to the Long-Term SERP Plan, and Unilab 401(k) Plan contributions of $1,519 in 2000 and $1,664 in 1998.

Stock Option Grants in 2000

   The following table shows information regarding nonqualified stock options we granted to the named executive officers during the year ended December 31, 2000 and has been adjusted to reflect a 1 for 0.986312 reverse stock split of our common stock, effected on May 16, 2001.

                       Option Grants in Fiscal Year 2000

                                                      Individual Grants
                            ----------------------------------------------------------------------
                                          Percent of
                             Number of      Total                           Potential Realizable
                            Securities     Options                            Value At Assumed
                            Underlying    Granted to  Exercise              Annual Rates of Stock
                              Options    Employees in Price Per Expiration Price Appreciation for
             Name           Granted (1)  Fiscal Year    Share      Date        Option Term(2)
             ----           -----------  ------------ --------- ---------- -----------------------
                                                                             5% ($)      10% ($)
                                                                           ----------- -----------
   Robert E. Whalen........   421,501(3)     12.2%      $5.93    11/23/09  $ 1,572,235 $ 3,984,352
                              843,002(4)     24.4%      $5.93    11/23/09          --          --
   Brian D. Urban..........   189,675(3)      5.5%      $5.93    11/23/09  $   707,508 $ 1,792,963
                              189,675(4)      5.5%      $5.93    11/23/09          --          --
   R. Jeffrey Lanzolatta...   189,675(3)      5.5%      $5.93    11/23/09  $   707,508 $ 1,792,963
                              189,675(4)      5.5%      $5.93    11/23/09          --          --
   David Gee...............    63,225(3)     1.83%      $5.93    11/23/09  $   235,837 $   597,657
                               63,225(4)     1.83%      $5.93    11/23/09          --          --
   Emmett Kane.............   126,450(3)     3.66%      $5.93    11/23/09  $   471,671 $ 1,195,306
                              126,450(4)     3.66%      $5.93    11/23/09          --          --

--------
(1) Represents nonqualified options which were granted under the 2000 Executive Stock Option Plan described below under "Incentive Plans--2000 Executive Stock Option Plan". Class A options vest in three equal annual installments, or vesting may be accelerated in connection with the occurrence of an exit event (which involves certain sales or other dispositions of our common stock). Class B options vest based upon achieving certain share price targets. If the share price targets for the Class B options are achieved, resulting in the vesting of each tranche of options, we will record non-cash compensation charges related to the vesting of those options. Options may be exercised by paying the subscription price in cash or check or by tendering our common stock which have a fair market value equal to aggregate subscription price (provided that the option holder must have owned such tendered shares for at least six months).
(2) Class B options would not become exercisable at these assumed rates of stock price appreciation.
(3) Represents Class A options.
(4) Represents Class B options.

   The following table provides information concerning the number and value of unexercised options held by the named executive officers at December 31, 2000 and has been adjusted to reflect a 1 for 0.986312 reverse stock split of our common stock, effected on May 16, 2001.

                       Option Values at December 31, 2000

                              Number of Securities Underlying       Value of Unexercised
                                  Unexercised Options at           In-The-Money Options at
                                     December 31, 2000                December 31, 2000
                              ---------------------------------   -------------------------
               Name            Exercisable      Unexercisable     Exercisable Unexercisable
               ----           --------------   ----------------   ----------- -------------
     Robert E. Whalen........          140,500          1,124,003      --           --
     Brian D. Urban..........           63,225            316,125      --           --
     R. Jeffrey Lanzolatta...           63,225            316,125      --           --
     David Gee...............           21,075            105,375      --           --
     Emmett Kane.............           42,150            210,750      --           --

Executive Retirement Plan

   Effective as of January 1, 1995, our stockholders approved the adoption of the Executive Retirement Plan, or SERP, an unfunded defined contribution plan, for the benefit of designated key employees. Participants receive an annual contribution to their account as well as earning interest on their account balance at prime plus two percent. The benefit formula to determine amounts earned by participants is primarily based on the employee's final five-year average compensation and years of service. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 6.35% and 3.8% in 2000, 5.1% and 3.8% in 1999 and 6.0% and 3.8% in 1998. As soon as practicable following the death, disability or retirement of a participant after attaining age 65, known as the payment date, the participant will receive a distribution of his account. However, a participant may irrevocably elect to have his account distributed in equal annual installments over a period of no more than five years from the payment date, provided that such election is filed no later than one year prior to the payment date. In addition, a participant shall be entitled to a distribution of his account upon his termination of employment for good reason or without cause (as defined in the SERP), in each case only after a change in control.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers or directors presently serve, or in the past served, on the compensation committee of any other company with which we do business, nor do we expect any member of our compensation committee to serve, or in the past to have served, on the compensation committee of a company with which we do business.

Stock Option Plans

 2001 Stock Option Plan

   On May 15, 2001 we adopted, and on May 16, 2001 our shareholders approved, the Unilab Corporation 2001 Stock Option Plan (the "2001 Plan"). The 2001 Plan is intended to promote the interests of Unilab and its stockholders by providing officers and other employees with appropriate incentives to encourage them to enter into and continue in our employ and to acquire a proprietary interest in the equity success of Unilab; to provide incentives to our nonemployee directors that are directly linked to increases in stock value; and to reward the performance of individual officers, other employees, consultants and non-employee directors in fulfilling their personal responsibilities for long-range achievements.

 General

   We have reserved 500,000 shares of common stock for issuance under our 2001 Plan. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event. It is anticipated that these shares will be allocated primarily to our new employees as appropriate. No option holder shall have any rights with respect to the shares covered by an award under the 2001 Plan until the shares have been reduced to such person's possession.

 Administration

   The 2001 Plan is administered by our compensation committee. To the extent necessary to satisfy applicable legal requirements, each member of the compensation committee is a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The compensation committee has full power to construe and interpret the 2001 Plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2001 Plan.

 Eligibility

   Our officers, including persons identified in the Summary Compensation Table, employees, consultants and nonemployee directors are eligible to receive awards under the 2001 Plan.

 Types of Awards

   The only awards that may be granted under the 2001 Plan are stock options. The 2001 Plan provides for grants of both incentive stock options, also known as ISOs, within the meaning of Section 422 of the Internal Revenue Code, and non-qualified stock options that do not qualify as ISOs.

 Amendment

   The 2001 Plan may be amended by the board, at any time, subject to stockholder approval where necessary, to satisfy federal tax or other applicable laws or stock exchange requirements. The 2001 Plan will terminate not later than ten years after the date stockholder approval of the 2001 Plan is received. However, stock options granted before the termination of the 2001 Plan may extend beyond that date in accordance with their terms.

 Exercisability and Vesting of Stock Options

   Stock options will vest at the times and upon the conditions that the compensation committee may determine, as reflected in the stock option agreement. The compensation committee has the authority to accelerate the vesting of any outstanding stock option at such times and under such circumstances as it, in its sole discretion, deems appropriate for instance, upon a "Change in Control" as defined in the 2001 Plan.

 Stock Options

   Options entitle the holder to purchase shares of our common stock during a specified period at a purchase price specified by the compensation committee (not less than 85% of the fair market value (100% if an ISO) of our common stock on the day the option is granted). Each option granted under the 2001 Plan will be exercisable for a period of 10 years from the date of grant, or such lesser period as the compensation committee shall determine. Options may be exercised in whole or in part, generally in amounts of 100 shares or more, by the payment in cash of the full option price of the shares purchased, by tendering shares of common stock with a fair market value equal to the option price of the shares purchased (provided that the option holder must have owned such tendered shares for at least six months), or by other methods approved by the compensation committee. Options that are exercisable as of the date of a participant's termination of service with us may be exercised after such date for the period set forth in the option agreement or as otherwise determined by the compensation committee. Unless otherwise provided in an option agreement, options held by a participant upon termination from our service for "cause" (which will be defined in the option agreement) shall immediately expire (whether or not then exercisable).

 2000 Executive Stock Option Plan

   On June 19, 2000, we adopted, and on June 29, 2000 our stockholders approved, our 2000 Executive Stock Option Plan (the "2000 Plan"), effective as of the same date.

   The purpose of our 2000 Plan is to advance our interests by providing for grants of options to purchase our common stock, thus affording certain of our officers, directors, consultants and key employees and our subsidiaries an ownership interest and thus to stimulate increased personal interest in the success and future growth of our company.

   General. We have reserved for issuance 3,793,508 shares of common stock under our 2000 Plan. All shares of common stock (or other securities) issuable upon exercise of any stock options must be duly authorized and, must be validly issued upon such exercise and must be fully paid and nonassessable. No option holder (nor a permitted transferee) shall have any rights with respect to the shares subject to the option until the shares have been reduced to the holder's possession. In addition to option grants originating under the 2000 Plan, the 2000 Plan also covers 119,516 options which were assumed from our 1996 Stock Option and Performance Incentive Plan (which has since been terminated) and made subject to the terms of the 2000 Plan.

   Administration. Our board administers the 2000 Plan. Our board has full power to construe and interpret the 2000 Plan, to establish rules for its administration and to grant options to eligible persons, in each case in accordance with the provisions of the 2000 Plan. All board actions made pursuant to the 2000 Plan will be binding and conclusive on all interested persons.

   Eligibility. Options may be granted to certain of our executives named in the 2000 Plan, executive officers, directors, consultants or key employees of Unilab, from time to time, as determined by our board. In determining who is an eligible person or appropriate grants under the plan, our board takes into account such factors as it views as relevant.

   Terms and Conditions of Options. The options available for grant pursuant to the plan must, in no case exceed, in the aggregate, the following quantities:

  . in the case of Class A options, options to purchase 1,643,855 shares of common stock; and

  . in the case of Class B options, options to purchase 2,149,653 shares of common stock.

Shares subject to options are subject to adjustment in the event of stock dividends, stock splits and reverse stock splits. In the event of a consolidation or merger or in case of any sale, lease or transfer of substantially all of our assets (which does not constitute an exit event), the 2000 Plan requires the acquiror to assume each option, which shall continue to vest and become exercisable in accordance with its terms (adjusted, in the discretion of our board, to reflect the effect of such transaction).

   Excercisability. Class A options vest in three equal annual installments; provided, however, that the vesting may be accelerated in connection with the occurrence of an exit event (which involves certain sales or other dispositions of our common stock). Class B options begin vesting upon Kelso's realization of a certain minimum return on its investment in Unilab. As Kelso realizes higher investment returns on its investment in Unilab, more Class B options will vest. Options may be exercised by paying the subscription price in cash or check or by tendering our shares which have a fair market value equal to aggregate subscription price (provided that the option holder must have owned such tendered shares for at least six months). If not sooner exercised or terminated, all options shall expire in November of 2009.

   We amended the 2000 Plan on June 5, 2001 to alter the vesting provisions of Class B options that have been granted to employees, officers and directors. Under the 2000 Plan, as amended, these options will vest in three discrete tranches contingent upon:

  . the price of our common stock exceeding a defined average closing price threshold over all of the consecutive trading days within a six month calendar period (certain exclusions may apply if vesting occurs in connection with the announcement of a transaction pursuant to which we may be acquired), and a minimum price on the last trading day of such six month calendar period;

  . the holder of the Class B option being a director, officer or employee of Unilab or any Unilab subsidiary on the vesting date; and

  . the defined average closing price thresholds are $17.79 for 807,877 options, $22.54 for 628,348 options and $27.88 for 520,171 options.

   We have not amended the vesting provisions of any Class B options held by our consultants. Class B options held by consultants will continue to vest upon the occurrence of an exit event and Kelso's realization of a certain minimum return on its investment in us.

   The 2000 Plan, as amended, also provides that shares acquired upon exercise of Class A options and Class B options will be subject to certain transferability requirements. The lapse of these restrictions will be tied to Kelso's sale of all of its shares of our common stock, unless released earlier by the board. We will record non-cash compensation charges upon the vesting of each of the tranches of Class B options.

   Termination of Options. The 2000 Plan provides that the holder of a Class A option will have 90 days after termination of employment (unless the termination is for cause) to exercise any options which are then exercisable. Options which become exercisable in connection with an exit event (whether Class A or Class B) will terminate at 12:00 midnight on the date of such event. Our board may accelerate the excercisability or delay or postpone the expiration of any outstanding option at such time and under such circumstances as the board may determine.

   Compelled Sale. We have the right to compel the holder of a non-qualified option to exercise such option in the event of a sale of all or substantially all of our company to a third party, whether pursuant to a sale of capital stock of our company, merger, consolidation, sale of assets or a similar transaction.

   Amendment, Termination of Plan. Our board may at any time and from time to time alter, amend, suspend, or terminate the 2000 Plan and the options in whole or in part.

   Tax Consequences. The following is a summary of certain U.S. federal income tax consequences to option holders under the 2000 Plan of the grant and exercise of options. This discussion does not address all aspects of taxation relating to the options that may be relevant to particular option holders in light of their personal investment or tax circumstances and does not discuss any state, local or foreign tax issues. This discussion is based on the Internal Revenue Code as currently in effect and on applicable regulations and judicial and administrative interpretations, all of which are subject to change possibly with retroactive effect. It is recommended that option holders consult their tax advisers before exercise of any such stock option and before disposing of any shares of common stock acquired upon the exercise thereof. Different rules may apply in the case of an option holder who is subject to
Section 16 of the Exchange Act.

   An option holder generally will not be taxed upon the grant of a nonqualified option. Rather, at the time of exercise of such option, the option holder will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the common stock purchased over the option price. The Company will generally be entitled to a tax deduction at such time and in the same amount that the option holder recognizes ordinary income.

   If shares of common stock acquired upon exercise of an option are later sold or exchanged, then the difference between the amount realized on such sale and the fair market value of such common stock on the date that ordinary income was recognized with respect thereto will generally be taxable as long-term or short-term capital gain or loss (if the common stock is a capital asset of the participant) depending upon the length of time such shares were held by the participant.

   According to a published ruling of the Internal Revenue Service, an option holder who pays the option price upon exercise of an option, in whole or in part, by delivering shares of common stock already owned by the holder will recognize no gain or loss for federal income tax purposes on the shares surrendered, but will otherwise be subject to tax according to the rules described above. With respect to shares acquired upon exercise which are equal in number to the shares surrendered, the basis of such shares will be equal to the basis of the shares surrendered. The basis of additional shares received upon exercise will be equal to the fair market value of such shares on the date which governs the determination of the participant's ordinary income, and the holding period for such additional shares will commence on such date.

                              CERTAIN TRANSACTIONS

Transactions with Officers and Directors

   We sold 98,631 shares of common stock, valued at $585,000, to Robert E. Whalen, our chief executive officer, on July 13, 2000. In November 1999, we issued to R. Jeffrey Lanzolatta, our Executive Vice President and President of the Southern California division, 16,860 shares of common stock in our company in settlement of a claim made by Mr. Lanzolatta regarding tax consequences connected to restricted common stock he owned in 1999. On December 1, 1999, we entered into a consulting agreement with David C. Weavil, our former chief executive officer. The agreement has a term of five years and expires on November 23, 2004. Under the terms of the agreement, Mr. Weavil receives $220,000 per year and options to purchase common stock on terms that are substantially similar to those granted to management and other employees following the recapitalization. We also entered into a non-competition agreement with Mr. Weavil. On May 1, 1998, we issued a promissory note for $150,000, which is interest free until May 2003 and thereafter will have an interest rate of 12% interest per annum to Brian D. Urban, our chief financial officer. The entire amount of the loan is still outstanding.

Transactions with Kelso & Company

   Under the terms of the recapitalization with Kelso in connection with our recapitalization, we paid to Kelso a one-time fee of $6 million upon the completion of the recapitalization plus out of pocket expenses of approximately $130,000. In addition, under the terms of our financial services agreement with Kelso we are required to do the following:

  .  pay to Kelso annual financial advisory fees of $600,000;

  . reimburse Kelso for its expenses incurred in providing us with financial advisory services; and

  . indemnify Kelso and certain related parties with respect to the transactions contemplated by the recapitalization, including the financing of the recapitalization and any services to be provided by Kelso or any related party to Unilab going forward.

   Kelso earned annual financial advisory fees of $600,000 for the year ended December 31, 2000, and $65,000 for the year ended December 31, 1999. In connection with this offering, our agreement with Kelso which provides us with annual financial advisory services will be terminated in consideration of a one-time payment of $2.5 million. Arrangements for indemnification and reimbursement for expenses, however, will survive.

Stockholders' Agreement

   Upon completion of our recapitalization, we entered into a stockholders' agreement with the Kelso affiliates, EOS Partners, L.P., an affiliate of Pequot Capital LLC, certain additional investors and members of management. The agreement was amended effective June 30, 2000. The stockholders' agreement contains various rights and restrictions, including tag-along and drag-along rights, rights of first refusal and restrictions on transfer, in connection with such parties' ownership of our equity securities. Under the stockholders' agreement, management and Unilab have put and call rights, respectively, with respect to shares of stock and options held by members of management in the event of termination of employment, including in the event of death, disability or resignation. Depending on the circumstances of termination, these put and call rights are exercisable at fair market value, based on an annual appraisal of our stock, or at cost plus 6% annual interest.

   Our stockholders' agreement terminates upon the closing of this offering except for the following provisions:

  .  Kelso retains demand registration rights on four separate occasions;

  . all stockholders party to the agreement maintain piggyback registration rights; and

  . all stockholders party to the agreement agree to comply with any holdback restrictions requested by an underwriter or a representative of Kelso.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information about the beneficial ownership of our common stock on March 31, 2001, and as adjusted to reflect a 1 for 0.986312 reverse stock split of our common stock, effected on May 16, 2001 and the sale of the shares of common stock in this offering, by:

  .  each named executive officer;

  .  each of our directors;

  . each person known to us to be the beneficial owner of more than 5% of our common stock; and

  .  all of our executive officers and directors as a group.

   Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o Unilab Corporation, 18448 Oxnard Street, Tarzana, California 91356.

   We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 25,504,300 shares of common stock outstanding on March 31, 2001 and 32,204,300 shares of common stock outstanding upon completion of this offering.

   Shares of common stock subject to options that are presently exercisable or exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                                                Percentage of
                                                                Common Stock
                                                                Beneficially
                                                                    Owned
                                            Number of Shares  -----------------
                                            of Common Stock    Before   After
  Name and Address of Beneficial Owner     Beneficially Owned Offering Offering
  ------------------------------------     ------------------ -------- --------
Kelso Investment Associates VI, L.P.(1)..      18,487,028       72.5%    57.4%
KEP VI, LLC(1)...........................       2,861,990       11.2%     8.9%
Frank T. Nickell(1)......................              (2)        (2)      (2)
Thomas R. Wall, IV(1)....................              (2)        (2)      (2)
George E. Matelich(1)....................              (2)        (2)      (2)
Michael B. Goldberg(1)(3)................              (2)        (2)      (2)
David I. Wahrhaftig(1)(3)................              (2)        (2)      (2)
Frank K. Bynum, Jr.(1)...................              (2)        (2)      (2)
Philip E. Berney(1)......................              (2)        (2)      (2)
Robert E. Whalen(3)......................         288,447        1.1%       *
Brian D. Urban...........................         112,541          *        *
David W. Gee.............................          21,075          *        *
Emmett H. Kane...........................          42,150          *        *
R. Jeffrey Lanzolatta....................          80,085          *        *
James R. Maher(3)........................          84,300          *        *
All directors and executive officers as a
 group (9 persons).......................         628,598        2.4%     1.9%

--------
*  Less than 1%.
(1) The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(2) Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to the shares of common stock owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC but disclaim beneficial ownership of such shares.
(3) Members of the board of directors.

                          DESCRIPTION OF CAPITAL STOCK

   This prospectus contains a summary of the material terms of our common and preferred stock. This summary is not meant to be a complete description of each security.

   Following this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, 25,504,300 shares of our common stock are outstanding and no shares of preferred stock are outstanding.

Common Stock

   Voting rights. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders.

   Dividends. The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by our board of directors.

   Liquidation and dissolution. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Unilab, our net assets will be distributed pro rata to the holders of our common stock in accordance with their respective rights and interests.

   Other rights. Holders of our common stock have no right to:

  .  convert the stock into any other security;

  .  have the stock redeemed; or

  . purchase additional stock or maintain their proportionate ownership interest.

   The common stock does not have cumulative voting rights. Holders of shares of the common stock are not required to make additional capital contributions.

Preferred stock

   General. We are authorized to issue 15,000,000 shares of preferred stock, none of which are currently outstanding. Our board of directors may, without stockholder approval, issue shares of preferred stock. The board can issue more than one series of preferred stock. The board has the right to fix the number of shares, dividend rights, conversion rights, redemption rights, liquidation, preferences, privileges and restrictions applicable to the preferred stock it decides to issue.

   Voting rights. The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock.

Directors' Liability

   Our certificate of incorporation allows us to eliminate the personal liability of our directors and to indemnify directors and officers to the fullest extent authorized by Delaware law.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is First Union National Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there is no current public market for our common stock. We can make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. The sale of substantial amounts of common stock in the public market could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Sale of Restricted Shares

   As of March 31, 2001, we had an aggregate of 25,504,300 outstanding shares of common stock, excluding 3,685,867 shares underlying outstanding options. Of these shares, all of the 6,700,000 shares sold in this offering, or 7,705,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The majority of our remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144 (k), or Rule 701 under the Securities Act.

Lock-Up Agreements

   Our directors, executive officers and all of our stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock or any security convertible into or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation, subject to certain exceptions. Immediately following this offering, our existing stockholders will own 25,504,300 shares, representing approximately 79.2% of the then outstanding shares of common stock, or approximately 76.8% if the underwriters' over-allotment option is exercised in full. Our executive officers and directors will own 628,598 shares, based upon their beneficial ownership as of March 31, 2001 and including options held by them that are exercisable within 60 days of March 31, 2001.

   We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus. We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing executive stock option plans and we may issue or sell common stock in connection with an acquisition or business combination as long as the acquiror of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Rule 144

   In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including a person who is an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  .  1% of the number of shares of common stock then outstanding; or

  . the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144.

Rule 701

   In general under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Stock Options

   As of March 31, 2001, options to purchase a total of 3,685,867 shares of common stock were outstanding, of which 600,019 were exercisable within 60 days. Upon completion of this offering, we intend to file a registration statement to register an aggregate of approximately 3,793,508 shares of common stock reserved for issuance under our 2000 executive stock option plan and 119,516 shares of common stock issuable upon exercise of outstanding options that were rolled-over following our 1999 recapitalization from our 1996 executive stock option plan. That registration statement will become effective immediately upon filing. Accordingly, shares covered by that registration statement will become eligible for sale in the public markets, subject to contractual transferability restrictions, Rule 144 volume limitations applicable to our affiliates and underwriter lock-up agreements. In addition, we intend to file a registration statement to register an aggregate of 500,000 options for issuance under our 2001 stock option plan.

Registration Rights

   Some of our existing stockholders are parties to a registration agreement with us that provides for registration rights to cause us to register under the Securities Act all or part of the shares of our common stock. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline. These holders of registration rights are subject to lock-up periods of 180 days following the date of this prospectus. Please refer to the information in the prospectus under the heading "Certain Transactions--Stockholders' Agreement" for a more detailed discussion of these registration rights.

     UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

   The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  .  an individual who is a citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

   An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

   This discussion does not consider:

  .  U.S. state and local or non-U.S. tax consequences;

  . specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  . the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  . special tax result that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  . special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

   The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

   We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, or a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder.

   Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

   Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposal of Common Stock

   A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  . the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the U.S.);

  . the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

  . we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

   We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

   Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed. In addition, if any such gain is taxable because we are or were a United States real property holding corporation, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

 Federal Estate Tax

   Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

 Information Reporting and Backup Withholding Tax

   We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

   Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding at a rate of 31% on payments made with respect to or on our common stock. Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to additional information reporting and backup withholding at a rate of 31%.

   The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding at a rate of 31% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are met. The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker has certain enumerated connections with the United States.

   Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

   Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the U.S. Internal Revenue Service.

                                  UNDERWRITING

   Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation are acting as joint bookrunning managers of the offering and, together with U.S. Bancorp Piper Jaffray Inc., are acting as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                             Underwriter                        Number of Shares
                             -----------                        ----------------
      Salomon Smith Barney Inc.................................
      Credit Suisse First Boston Corporation...................
      U.S. Bancorp Piper Jaffray Inc. .........................
                                                                   ---------
        Total..................................................    6,700,000
                                                                   =========

   The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession
not to exceed $   per share. The underwriters may allow, and the dealers may
reallow, a concession not to exceed $   per share on sales to other dealers. If
all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,005,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must, purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

   We, our officers, directors, and stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. See "Shares Eligible for Future Sale."

   At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

   Since November 1999, there has been no public market for our common stock. Consequently, the public offering price for the shares will be determined by negotiation between us and the representatives. Among the factors considered in determining the public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which our shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in our common stock will develop and continue after this offering. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

   We filed an application to have our common stock listed on The Nasdaq National Market under the symbol "ULAB."

   The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                            Paid by Unilab
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
       Per share......................................    $            $
       Total..........................................    $            $

   In connection with the offering, the stabilization agent on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when the stabilization agent repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We estimate that our total expenses attributable to this offering will be approximately $1.75 million, excluding underwriting discounts and commissions.

   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

   The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

   Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York is acting as legal counsel to Unilab Corporation. Skadden, Arps, Slate, Meagher & Flom LLP represents Kelso and its affiliates from time to time. Debevoise & Plimpton, New York, New York is acting as legal counsel to the underwriters. Debevoise & Plimpton also represents Kelso and its affiliates from time to time.

                                    EXPERTS

   The financial statements as of December 31, 2000 and for the year then ended, included in this prospectus and related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   Our balance sheet as of December 31, 1999 and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999 included in this prospectus and in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             CHANGE IN ACCOUNTANTS

   Effective April 21, 2000, Deloitte & Touche LLP was engaged commencing with the fiscal year December 31, 2000 as our independent auditors, replacing Arthur Andersen, who had previously served as our independent auditors. The decision to dismiss Arthur Andersen and to engage Deloitte & Touche LLP was approved by the Audit Committee of our board of directors. Arthur Andersen audited the Company's financial statements for the fiscal years ended December 31, 1999 and December 31, 1998. Their reports on such financial statements did not contain an adverse opinion or a disclaimer of opinion and were not qualified nor modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years and the subsequent interim period preceding the change, there have been no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Prior to April 21, 2000, we had not consulted with Deloitte & Touche LLP on items which involved our accounting principles or the form of audit opinion to be issued on our financial statements.

                      WHERE CAN YOU FIND MORE INFORMATION

   We file reports and other information with the SEC. We have filed a Registration Statement on Form S-1 with the Commission regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the other material we file with the Commission at the Commission's public reference room in Washington, D.C. and at the Commission's regional offices in Chicago, Illinois and New York, New York. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The site's address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: 18448 Oxnard Street, Tarzana, California 91356, Attention Chief Financial Officer or
(818) 996-7300.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Financial Statements
---------------------------

Report of Independent Auditors............................................  F-2

Report of Independent Public Accountants..................................  F-3

Statements of Operations for the Years Ended December 31, 2000, December
 31, 1999 and December 31, 1998...........................................  F-4

Balance Sheets at December 31, 2000 and December 31, 1999.................  F-5

Statements of Shareholders' Equity (Deficit) for the Years Ended December
 31, 2000, December 31, 1999 and December 31, 1998........................  F-6

Statements of Cash Flows for the Years Ended December 31, 2000, December
 31, 1999 and December 31, 1998...........................................  F-7

Notes to Financial Statements.............................................  F-8

Financial Statement Schedule
----------------------------

Report of Independent Auditors on Schedule................................ F-24

Report of Independent Public Accountants on Schedule...................... F-25

Schedule II--Valuation and Qualifying Accounts............................ F-26

Interim Financial Information for the Quarterly Period Ended March 31, 2001
---------------------------------------------------------------------------

Balance Sheets at March 31, 2001 and December 31, 2000.................... F-28

Statements of Operations for the Periods Ended March 31, 2001 and 2000.... F-29

Statements of Cash Flows for the Periods Ended March 31, 2001 and 2000.... F-30

Notes to Financial Statements............................................. F-31

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Unilab Corporation

   We have audited the accompanying balance sheet of Unilab Corporation as of December 31, 2000, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Unilab Corporation as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 were audited by other auditors whose report, dated March 3, 2000, expressed an unqualified opinion on those statements.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Unilab Corporation as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Los Angeles, California
February 20, 2001 (except for Note 15, as

to which the date is May 16, 2001)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Unilab Corporation:

   We have audited the accompanying balance sheet of Unilab Corporation (a Delaware corporation) as of December 31, 1999, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unilab Corporation as of December 31, 1999 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Los Angeles, California
March 3, 2000

                               UNILAB CORPORATION

                            STATEMENTS OF OPERATIONS

                                                      For the years ended
                                                         December 31,
                                                  ----------------------------
                                                    2000     1999       1998
                                                  -------- ---------  --------
                                                    (amounts in thousands,
                                                   except per share amounts)
Revenue.......................................... $337,508 $ 285,163  $217,370
Direct Laboratory and Field Expenses:
  Salaries, wages and benefits...................  101,034    84,476    67,742
  Supplies.......................................   48,647    41,532    30,671
  Other operating expenses.......................   80,334    70,443    53,594
                                                  -------- ---------  --------
                                                   230,015   196,451   152,007
Legal charges....................................      --        600       --
Merger/recapitalization expenses.................      --     25,167       --
Amortization and depreciation....................   12,867    10,163     7,592
Selling, general and administrative expenses.....   44,005    39,060    33,530
                                                  -------- ---------  --------
    Total Operating Expenses.....................  286,887   271,441   193,129
                                                  -------- ---------  --------
Operating Income.................................   50,621    13,722    24,241
  Interest expense, net..........................   37,699    18,845    13,538
                                                  -------- ---------  --------
Income (Loss) Before Tax Benefit and
 Extraordinary Item..............................   12,922    (5,123)   10,703
Tax Benefit......................................   28,646    11,904       --
                                                  -------- ---------  --------
Income Before Extraordinary Item.................   41,568     6,781    10,703
Extraordinary Item--loss on early extinguishment
 of debt.........................................      --     20,773       --
                                                  -------- ---------  --------
Net Income (Loss)................................ $ 41,568 $ (13,992) $ 10,703
Preferred Stock Dividends........................      --        108       131
                                                  -------- ---------  --------
Net Income (Loss) Available to Common
 Shareholders.................................... $ 41,568 $ (14,100) $ 10,572
                                                  ======== =========  ========
Basic Net Income (Loss) Per Share:
Income Before Extraordinary Item................. $   1.63 $    0.17  $   0.26
Extraordinary Item...............................      --      (0.53)      --
                                                  -------- ---------  --------
Net Income (Loss)................................ $   1.63 $   (0.36) $   0.26
                                                  -------- ---------  --------
Diluted Net Income (Loss) Per Share:
Income Before Extraordinary Item................. $   1.63 $    0.17  $   0.25
Extraordinary Item...............................      --      (0.45)      --
                                                  -------- ---------  --------
Net Income (Loss)................................ $   1.63 $   (0.28) $   0.25
                                                  -------- ---------  --------
Weighted Average Shares Outstanding:
Basic............................................   25,452    39,263    40,108
Diluted..........................................   25,530    46,070    42,198

   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                                 BALANCE SHEETS

                                                               December 31,
                                                             ------------------
                                                               2000      1999
                                                             --------  --------
                                                                (amounts in
                                                                thousands,
                                                             except per share
                                                                 amounts)
Assets
Current Assets:
Cash and cash equivalents..................................  $  2,593  $ 12,557
Accounts receivable, net of allowance for doubtful accounts
 of $24,924 and $21,250 in 2000 and 1999, respectively.....    62,860    50,281
Inventory of supplies......................................     4,427     4,215
Deferred tax assets........................................    15,031       --
Prepaid expenses and other current assets..................     1,428     1,710
                                                             --------  --------
  Total Current Assets.....................................    86,339    68,763
                                                             --------  --------
Property and equipment, net................................    12,595    13,125
Deferred tax assets........................................    34,408    16,558
Goodwill, net of accumulated amortization of $18,803 and
 $12,030 in 2000 and 1999, respectively....................    91,499    81,857
Other intangible assets, net...............................     1,177     1,773
Other assets...............................................     9,893    11,454
                                                             --------  --------
                                                             $235,911  $193,530
                                                             ========  ========
Liabilities and Shareholders' Equity
Current Liabilities:
Current portion of long-term debt..........................  $  7,142  $  3,908
Accounts payable and accrued liabilities...................    21,198    22,468
Accrued payroll and benefits...............................    10,693     8,998
                                                             --------  --------
  Total Current Liabilities................................    39,033    35,374
                                                             --------  --------
Long-term debt, net of current portion.....................   303,318   310,941
Other liabilities..........................................     5,996     5,504
Commitments and Contingencies
Shareholders' Equity (Deficit):
Common stock, $.01 par value; Authorized--30,000 shares;
 Issued and Outstanding--25,504, and 25,405 at December 31,
 2000 and 1999, respectively...............................       255       254
Additional paid-in capital.................................   153,600   149,316
Accumulated deficit........................................  (266,291) (307,859)
                                                             --------  --------
  Total Shareholders' Deficit..............................  (112,436) (158,289)
                                                             --------  --------
                                                             $235,911  $193,530
                                                             ========  ========

   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

              For the years ended December 31, 2000, 1999 and 1998
                (amounts in thousands, except per share amounts)

                                            Convertible
                                             Preferred                                Total
                           Common Stock        Stock     Additional               Shareholders'
                          ---------------  -------------  Paid-In    Accumulated     Equity
                          Shares   Amount  Shares Amount  Capital      Deficit      (Deficit)
                          -------  ------  ------ ------ ----------  -----------  -------------
Balances, December 31,
 1997...................   40,022  $ 400     364   $  4  $ 228,058   $ (260,745)    $ (32,283)
Issuance of shares to
 certain Board Directors
 for Services rendered..       71      1     --     --         159          --            160
Issuance of shares at
 $0.64-$2.22 upon
 exercise of Options....       18    --      --     --          15          --             15
Issuance of shares for
 Company's 401(k) plan
 Matching
 contributions..........       14    --      --     --          25          --             25
Restricted shares issued
 to employees...........       17    --      --     --         132          --            132
Issuance of shares to
 part-time employees as
 special Bonus..........        8    --      --     --          12          --             12
Issuance of preferred
 stock dividend--$0.36
 per Share..............      --     --      --     --         --          (131)         (131)
Net income..............      --     --      --     --         --        10,703        10,703
                          -------  -----    ----   ----  ---------   ----------     ---------
Balances, December 31,
 1998...................   40,150  $ 401     364   $  4  $ 228,401   $ (250,173)    $ (21,367)
Issuance of shares to
 certain Board Directors
 for services Rendered..       38    --      --     --         100          --            100
Issuance of shares at
 $0.45-$2.03 upon
 exercise of Options....      386      4     --     --         323          --            327
Miscellaneous
 issuances/repurchases
 of stock from
 Employees..............      (39)   --      --     --          88          --             88
Issuance of shares in
 connection with the BCL
 Acquisition............      986     10     --     --       3,240          --          3,250
Conversion of note and
 accrued interest to
 common Stock...........    4,619     46     --     --      14,003          --         14,049
Effect of the
 merger/recapitalization
 Transaction............  (20,735)  (207)   (364)    (4)   (96,839)     (43,586)     (140,636)
Issuance of preferred
 stock dividend--$0.36
 per Share..............      --     --      --     --         --          (108)         (108)
Net loss................      --     --      --     --         --       (13,992)      (13,992)
                          -------  -----    ----   ----  ---------   ----------     ---------
Balances, December 31,
 1999...................   25,405  $ 254     --    $--   $ 149,316   $ (307,859)    $(158,289)
Purchase of shares by
 CEO....................       99      1     --     --         584          --            585
Tax effect of the
 merger/recapitalization
 transaction............      --     --      --     --       3,700          --          3,700
Net income..............      --     --      --     --         --        41,568        41,568
                          -------  -----    ----   ----  ---------   ----------     ---------
Balances, December 31,
 2000...................   25,504  $ 255     --    $--   $ 153,600   $ (266,291)    $(112,436)
                          =======  =====    ====   ====  =========   ==========     =========


   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                     For the years ended
                                                         December 31,
                                                  ----------------------------
                                                    2000      1999      1998
                                                  --------  --------  --------
                                                    (amounts in thousands)
Cash Flows From Operating Activities:
Net income (loss)...............................  $ 41,568  $(13,992) $ 10,703
Adjustments to reconcile net income (loss) to
 net cash provided (used) by operating
 activities:
  Amortization and depreciation.................    12,867    10,163     7,592
  Provision for doubtful accounts...............    24,524    20,572    15,662
  Deferred tax benefit..........................   (29,181)  (11,904)      --
  Non-cash merger/recapitalization expenses.....       --      5,892       --
Net changes in assets and liabilities affecting
 operations, net of acquisitions:
  Increase in Accounts receivable...............   (34,003)  (21,636)  (17,154)
  Increase in Inventory of supplies.............      (212)     (623)     (106)
  (Increase) decrease in Prepaid expenses and
   other current assets.........................       282      (736)      250
  (Increase) decrease in Other assets...........       570      (140)     (112)
  Increase (decrease) in Accounts payable and
   accrued liabilities..........................    (4,164)    4,489    (4,047)
  Increase (decrease) in Accrued payroll and
   benefits.....................................     2,410      (820)      800
  Other.........................................     1,277       325       408
                                                  --------  --------  --------
Net cash provided by (used in) operating
 activities.....................................    15,938    (8,410)   13,996
                                                  --------  --------  --------
Cash Flows From Financing Activities:
Borrowings under revolving credit facility......     7,000       --        --
Borrowings under third party debt...............       --    310,765       --
Payments of third party debt and revolving
 credit facility................................   (11,586) (145,993)   (1,720)
Financing costs under the New Senior Notes and
 Credit Facility................................       --     (8,635)      --
Purchase of old stock and stock options less new
 equity investment..............................       --   (140,636)      --
Proceeds from sale of stock.....................       585       --        --
Proceeds from exercise of options...............       --        327        15
Other...........................................       --       (108)     (131)
                                                  --------  --------  --------
Net cash provided by (used in) financing
 activities.....................................    (4,001)   15,720    (1,836)
                                                  --------  --------  --------
Cash Flows From Investing Activities:
Capital expenditures............................    (4,843)   (6,286)   (3,005)
Payments for acquisitions, net of cash
 acquired.......................................   (17,058)   (8,604)     (670)
                                                  --------  --------  --------
Net cash used by investing activities...........   (21,901)  (14,890)   (3,675)
                                                  --------  --------  --------
Net Increase (Decrease) in Cash and Cash
 Equivalents....................................    (9,964)   (7,580)    8,485
Cash and Cash Equivalents--Beginning of Year....    12,557    20,137    11,652
                                                  --------  --------  --------
Cash and Cash Equivalents--End of Year..........  $  2,593  $ 12,557  $ 20,137
                                                  ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. Description of the Company and Significant Accounting Policies

 a. Description of the Company

   Unilab Corporation ("Unilab" or the "Company") provides clinical laboratory testing services to physicians, managed care organizations, hospitals and other health care providers primarily in the State of California.

 b. Inventory of Supplies

   Inventories, which consist principally of purchased clinical laboratory supplies, are valued at the lower of cost (first-in, first-out) or market.

 c. Revenue Recognition

   Revenue is recognized at the time the service is provided. The Company's revenue is based on amounts billed or billable for services rendered, net of contractual adjustments and other arrangements made with third-party payors to provide services at less than established billing rates.

   In addition, certain laboratory services are provided pursuant to managed care contracts which provide for the payment of capitated fees (a fixed monthly fee per individual enrolled with a managed care plan for some or all laboratory tests performed during the month) rather than individual fees for tests actually performed. Revenue under capitated arrangements is recognized in the month when enrolled individuals are entitled to receive services under the terms of the related contracts.

 d. Use of Estimates

   The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates with regards to these financial statements relate to accounts receivable.

   The Company's net accounts receivable balance is determined after deductions for contractual adjustments, which are estimated based on established billing rates made with third party payors, and an allowance for doubtful accounts, which primarily is based on the aging of the accounts and historical collection experience.

 e. Fair Value of Financial Instruments and Concentration of Credit Risk

   The carrying amounts reported in the balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of the Company's $151.0 million in senior notes approximates $167.4 million based on quotes from brokers. The carrying amounts of the bank indebtedness is considered to be representative of its respective fair values as its interest rates are based on market rates. The Company believes that its capital lease obligations approximate fair value based on current yields for debt instruments of similar quality and terms.

   Concentration of credit risk with respect to accounts receivable are limited due to the diversity of the Company's client base. However, the Company provides services to certain patients covered by various third-party payors, including the Federal and California Medicare/Medicaid programs. Revenue, net of contractual allowances, from direct billings under Federal and California Medicare/Medicaid programs during each of the years ended December 31, 2000, 1999 and 1998 approximated 25-30% of revenue.

                               UNILAB CORPORATION

 f. Property and Equipment

   Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Buildings are depreciated over 28 years, laboratory and computer equipment are generally depreciated over 7 and 3 years, respectively, and furniture and fixtures are depreciated over 7 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the related lease. Betterments, which extend the life or add value to equipment are capitalized and depreciated over their remaining useful life. Repairs and maintenance are expensed as incurred.

 g. Goodwill

   Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets acquired and is amortized using the straight-line method. Goodwill is amortized over 40 years for acquisitions completed prior to January 1, 1995, over 20 years for acquisitions through November 1998 and 10 years for acquisitions after November 1998.

   The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill might warrant revision or that the remaining balance of goodwill and other long-lived assets may not be recoverable. When factors indicate that goodwill and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted future net cash flows over the remaining life of goodwill to determine if impairment has occurred. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent from other asset groups. The Company uses discounted future expected net cash flows to determine the amount of impairment loss.

 h. Other Intangible Assets

   Customer lists and covenants not to compete are recorded at cost and are amortized utilizing the straight-line method over the estimated lives of the assets, generally 10 years for customer lists and 3-5 years for covenants not to compete. The cost of other intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred.

 i. Income Taxes

   The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis for financial reporting purposes and the basis for tax purposes, in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes".

 j. Cash and Cash Equivalents

   For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 k. Earnings Per Common Share

   Basic net income (loss) per common share has been computed by dividing the net income (loss) less preferred dividends by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares used in the calculation of basic earnings per share was
25.5 million, 39.3 million and 40.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

                               UNILAB CORPORATION

   Diluted net income (loss) per share includes the effect of additional common shares that would have been outstanding if dilutive potential common shares had been issued plus a reduction of interest expense assuming conversion of the convertible debt. In 2000, the weighted average number of dilutive stock options were 0.1, which had no effect on the basic earnings per share calculation.

   In 1999, the weighted average number of dilutive stock options were 2.4 million and the incremental shares from the assumed conversion of $14.0 million subordinated convertible note and assumed conversion of the preferred stock were 4.1 million and 0.3 million respectively. In 1998, the weighted average number of dilutive stock options were 1.4 million and the incremental shares from the assumed conversion of the $14.0 million subordinated convertible note were 0.7 million, which reduced the earnings per share calculation by $0.01. The assumed conversion of the convertible preferred stock is excluded from the calculation since its effect would be immaterial.

   Options to purchase 3.6 million shares of common stock at $5.93 were outstanding at December 31, 2000, but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price for the year of the Company's common shares.

2. Property and Equipment, Net and Other Intangible Assets

   Property and equipment, net consists of the following:


                                                             December 31,
                                                        -----------------------
                                                           2000        1999
                                                        ----------- -----------
                                                        (amounts in thousands)

   Buildings........................................... $     3,166 $     3,166
   Leasehold improvements..............................       9,476       8,023
   Laboratory and other equipment......................      36,489      33,758
   Furniture and fixtures..............................       4,460       3,921
                                                        ----------- -----------
                                                             53,591      48,868
   Less-accumulated depreciation and amortization......      40,996      35,743
                                                        ----------- -----------
                                                        $    12,595 $    13,125
                                                        =========== ===========

   Depreciation expense was approximately $5.5 million in 2000, $4.8 million in 1999 and $5.0 million in 1998.

   Other intangible assets consist of the following:


                                                            December 31,
                                                         ------------------
                                                           2000     1999
                                                         ------------------
                                                       (amounts in thousands)

   Customer lists....................................... $  7,675  $  7,675
   Covenants not to compete.............................      235       235
                                                         --------  --------
                                                            7,910     7,910
   Less-accumulated amortization........................    6,733     6,137
                                                         --------  --------
                                                         $  1,177  $  1,773
                                                         ========  ========

   Amortization expense for goodwill, other intangible assets and certain other deferred costs was approximately $7.4 million in 2000, $5.4 million in 1999 and $2.6 million in 1998.

                               UNILAB CORPORATION

3. Acquisitions

   On September 16, 1998, the Company and Meris Laboratories, Inc. ("Meris") signed an asset purchase agreement whereby Unilab acquired substantially all of the assets of Meris. The agreement was approved on October 28, 1998 by the United States Bankruptcy Court in Los Angeles, California and Unilab took possession of the acquired net assets on November 5, 1998. The purchase price consisted of the issuance of a $14.0 million convertible subordinated note, $2.5 million in cash payable in seventy-two equal monthly installments and the assumption of net assets of $3.5 million, consisting primarily of accounts receivable. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of Meris since November 5, 1998.

   The purchase price was primarily allocated to the net assets acquired based on their fair value at the date of acquisition. Such allocation consisted of accounts receivable of $3.3 million, goodwill of $14.9 million, other assets of $0.5 million, recorded liabilities primarily related to severance and other employee related liabilities of $1.4 million, accrued employee benefits of $0.3 million and other liabilities of $0.5 million.

   On April 5, 1999, the Company and Physicians Clinical Laboratory, Inc. (doing business as Bio Cypher Laboratories) ("BCL") signed an asset purchase agreement whereby Unilab acquired substantially all of the assets of BCL. The acquisition was completed on May 10, 1999. The purchase price consisted of a $25.0 million subordinated promissory note, the issuance of 986,312 shares of Unilab common stock valued at $3.3 million and approximately $8.6 million of cash. In addition, Unilab acquired $8.8 million of tangible assets, the majority of which are trade accounts receivable, and assumed liabilities of approximately $3.5 million. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of BCL since May 10, 1999.

   The purchase price was primarily allocated to the assets acquired based on their fair value at the date of acquisition. Such allocation consisted of accounts receivable of $7.9 million, goodwill of $33.9 million, other assets of $0.9 million, recorded liabilities primarily related to severance, relocation, moving expenses, legal and other employee related liabilities of $2.3 million, accrued payroll and employee benefits of $2.0 million and other liabilities of $1.5 million.

   On March 17, 2000, the Company and Southern California Clinical Laboratories, LLC ("SCCL") signed an asset purchase agreement whereby Unilab acquired certain assets of SCCL. The purchase price consisted of cash payments of $5.2 million ($2.6 million paid at closing and the remaining $2.6 million payable from the closing date in semi-annual payments of $0.7 million) and the assumption of net assets of $0.7 million, consisting primarily of accounts receivable. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of SCCL since March 17, 2000.

   The purchase price was primarily allocated to the net assets acquired based on their fair value at the date of acquisition. Such allocation consisted of accounts receivable of $0.8 million, goodwill of $4.2 million and accrued employee benefits of $0.1 million. The $2.6 million payment due over the next two years is non-interest bearing and therefore such amount has been discounted at 9% to its present value of $2.3 million.

   On August 11, 2000, the Company and Pathology Associates Laboratories ("PAL") signed an asset purchase agreement whereby Unilab acquired certain assets of PAL. The purchase price consisted of a cash payment of $13.5 million and the assumption of net assets of $1.7 million, consisting primarily of accounts receivable. The acquisition was accounted for under the purchase method of accounting and the statements of operations include the results of PAL since August 11, 2000. In addition, a contingent payment may be made to the buyer in December 2001 for up to $6.0 million, which could result in an adjustment to goodwill, if annualized cash receipts are between $9.6 million and $11.5 million.

                               UNILAB CORPORATION

   The purchase price was primarily allocated to the net assets acquired based on their fair value at the date of acquisition. Such allocation consisted of accounts receivable of $2.3 million, goodwill of $11.8 million, other assets of $0.2 million and accrued employee benefits and other liabilities of $0.8 million.

   The following unaudited pro forma results of operations for the years ended December 31, 1999 and 1998 (in thousands) have been prepared as if the acquisition of BCL and Meris occurred on January 1, 1998. The impact of the SCCL and PAL acquisitions in 2000 was not material to the Company's results of operations and consequently, pro forma information is not presented.

                                                               Years Ended
                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                               (Unaudited)
      Revenue.............................................. $303,688  $296,951
      Net loss.............................................  (17,875)  (12,177)
      Basic net loss per share............................. $  (0.45) $  (0.29)
      Diluted net loss per share........................... $  (0.36) $  (0.29)

   For the purpose of the above pro forma information, historical financial results of Unilab for 1999 and 1998 have been adjusted primarily for the historical results of BCL and Meris from January 1, 1998, an increase in interest expense due to the additional debt incurred to purchase BCL and Meris and an increase in amortization of goodwill.

   The unaudited pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented or of future operations of the combined operations.

4. Recapitalization

   On May 24, 1999, the Company entered into an agreement with UC Acquisition Sub, Inc., which was owned by affiliates of Kelso & Company ("Kelso"), under which UC Acquisition Sub, Inc. merged with and into the Company. The merger was completed on November 23, 1999. With the completion of the merger, 93.0% of the Company's common stock is owned by Kelso, its affiliates and designees and management and the remaining 7.0% is held by a limited number of investors. The transaction was accounted for as a recapitalization.

   Besides the merger, the other principal features of the recapitalization included:

  . The conversion into cash of approximately 44.3 million shares of common stock at $5.93 per share, the conversion into cash of 364,000 shares of preferred stock at $5.75 per share and the accelerated vesting and either the cancellation or retention of outstanding stock options for cash consideration of $15.4 million; and

  . The retirement of $144.5 million of debt, consisting of $119.5 million of 11% senior notes and the $25.0 million note issued in connection with the BCL acquisition. In order to retire such debt, the Company paid a premium of $17.2 million and additionally wrote-off $3.6 million of deferred financing costs. The retirement premium and the write-off of the deferred financing costs, which totaled $20.8 million, has been shown as an extraordinary loss for the early extinguishment of debt in the statement of operations.

   The Recapitalization Transaction was primarily financed through a new common equity investment of $139.5 million by affiliates and designees of Kelso and borrowings of $160.0 million under a new senior bank credit facility and the issuance of $155.0 million of new senior notes.

                               UNILAB CORPORATION

   In addition, in 1999 as part of the Recapitalization Transaction, the Company incurred merger/recapitalization expenses of $25.2 million related primarily to financial advisory fees, other financing fees and expenses, legal and accounting fees, printing costs, severance costs and other miscellaneous items.

5. Legal Proceedings

   In 1999, the Company reached a settlement for $0.6 million with a group of insurance companies regarding claims by the insurance companies that the Company over-billed them in the early to mid-1990s in connection with several chemistry profile tests that were previously the subject of a settlement agreement with the government.

   In May of 1999, Unilab learned of a new federal investigation under the False Claims Act relating to Unilab's billing practices for the following four test procedures: (1) apolipoprotein in conjunction with coronary risk panel assignments; (2) microscopic evaluation in conjunction with urinalysis; (3) performance of T7 index in conjunction with T3 and T4 tests; and (4) fragmenting billing of unlisted panel codes. In cooperation with the government, the Company completed the process of gathering and submitting documentation to the Department of Justice regarding the tests with respect to which the Department of Justice has requested information. The Company cannot at this time assess what the result of the investigation might be. The Company accrues for potential liabilities in matters such as this as they become known and can be reasonably estimated. In the Company's opinion, this investigation is not reasonably likely to have a material adverse effect on the Company's results of operations or financial position. However, no assurance can be given as to the ultimate outcome with respect to such investigation. The resolution of such investigation could be material to the Company's operating results for any particular period, depending upon the level of income for such period.

   On November 4, 1999, a purported class action was filed in the United States District Court for the Southern District of New York against the Company and the board of directors by certain former stockholders, seeking compensatory damages, prejudgement interest, and expenses on behalf of the class of shareholders, and a preliminary injunction against the merger. The complaint alleges, among other things, that the proxy statement relating to the November 1999 recapitalization contained material misrepresentations and omissions in violation of the federal proxy rules and that approval of the terms of the merger of UC Acquisition Sub, Inc., the acquisition vehicle established by Kelso & Company into the Company amounted to a breach of the fiduciary duties owed to stockholders by the company's directors. Although plaintiffs and defendants negotiated a settlement to dismiss the action with prejudice, subject to completion of confirmatory discovery, completion of definitive documentation relating to the settlement, and court approval, on November 15, 2000 plaintiffs announced they no longer agree to consummate the settlement. The Company believes the plaintiffs' claims are without merit, but because this matter is in the early stages of litigation it is not possible to predict the likelihood of a favorable or unfavorable outcome.

   The Company is a party to various legal proceedings arising in the ordinary course of its business. Although the ultimate disposition of these proceedings is not determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon our financial condition, liquidity or results of operations.

6. Income Taxes

   For the year ended December 31, 2000, the Company recorded an income tax provision of $5.8 million, comprised of current federal and state tax provisions of $0.4 million and $0.1 million, respectively, and deferred federal and state tax provisions of $4.1 million and $1.2 million, respectively. In addition, the

                               UNILAB CORPORATION

Company reduced its valuation allowance recorded against its deferred tax assets by $38.1 million (after consideration of additional deferred tax assets resulting from the recapitalization transaction described in Note 4) and recognized a tax benefit of $34.4 million in the statement of operations and $3.7 million as an increase to additional paid in capital. This resulted in a net income tax benefit of $28.6 million recorded in the statement of operations. For the years ended December 31, 1999 and 1998, no provision for Federal or State income taxes was recorded.

   A reconciliation between the actual income tax expense (benefit) and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                   Years Ended December 31,
                                                   ---------------------------
                                                     2000      1999     1998
                                                   --------  --------  -------
                                                    (amounts in thousands)
   Computed income taxes at U.S. statutory rate... $  4,523  $ (9,064) $ 3,746
   Amortization and write-off of goodwill and
    intangible assets disallowed for income tax
    purposes......................................      387       411      420
   Non-deductible merger expenses.................      --      3,250      --
   Change in valuation allowance..................  (34,400)   (5,790)  (3,871)
   Other..........................................      844      (711)    (295)
                                                   --------  --------  -------
                                                   $(28,646) $(11,904) $   --
                                                   ========  ========  =======

   Temporary differences and carryforwards, which give rise to deferred tax assets are as follows:

                                                                 December 31,
                                                                ---------------
                                                                 2000    1999
                                                                ------- -------
                                                                  (amounts in
                                                                  thousands)
   Bad debt reserve............................................ $ 8,390 $ 7,147
   Intangible assets...........................................  15,110  12,313
   Property and equipment......................................   1,912     250
   Accrued liabilities.........................................   2,994   1,664
   Net operating loss carryforwards............................  21,033  25,130
                                                                ------- -------
                                                                 49,439  46,504
   Valuation allowance.........................................     --  (29,946)
                                                                ------- -------
                                                                $49,439 $16,558
                                                                ======= =======

   The Company establishes a valuation allowance in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance and recognizes the benefits from its deferred tax assets only when an analysis of both positive and negative factors indicate that it is more likely than not that the benefits will be realized. Based on the Company's improved operating performance in 1998, 1999 (before the merger/recapitalization expenses) and 2000 and having fully integrated the Meris, BCL, SCCL and PAL acquisitions, management believes it is more likely than not it will have sufficient future taxable income to realize the future tax benefits and therefore eliminated its valuation allowance in the fourth quarter of 2000.

   In the third quarter of 1999 the Company reduced its valuation allowance by approximately $16.6 million. Approximately $4.7 million of the tax asset recorded during the third quarter of 1999 reduced the amount of goodwill from certain acquisitions and the remaining amount of the benefit was recognized as an income tax benefit in the statements of operations.

                               UNILAB CORPORATION

   The Company has net operating loss carryforwards for tax purposes in the U.S. which are available to offset future taxable income through 2019. At December 31, 2000, available net operating loss carryforwards for U.S. tax purposes were approximately $62.5 million. Net operating loss carryforwards for California state tax purposes were approximately $20.2 million. Utilization of the net operating losses may be subject to an annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

7. Long-Term Debt

   Long-term debt consists of the following:

                                                                December 31,
                                                              -----------------
                                                                2000     1999
                                                              -------- --------
                                                                 (amounts in
                                                                 thousands)
   New Senior Notes, interest at 12.75 percent payable semi-
    annually................................................  $151,007 $150,810
   Old Senior Notes, interest at 11.0 percent payable semi-
    annually................................................       388      488
   Six year bank term loan, interest at LIBOR plus 2.875
    percent.................................................    48,572   50,000
   Seven year bank term loan, interest at LIBOR plus 3.875
    percent.................................................   108,225  109,725
   Obligation under capital lease collateralized by land and
    building with interest due through 2004.................     2,268    2,609
   Obligations under capital leases collateralized by
    equipment ..............................................       --     1,217
                                                              -------- --------
                                                               310,460  314,849
   Less--current portion....................................     7,142    3,908
                                                              -------- --------
                                                              $303,318 $310,941
                                                              ======== ========

   As part of the Recapitalization Transaction (see Note 4), the Company completed an offering of $155.0 million of senior notes (the "New Senior Notes") in September 1999 and entered into a credit agreement (the "Credit Agreement") with a syndicate of banks and other financial institutions for a $185.0 million credit facility (the "Credit Facility").

   The New Senior Notes were issued at a discount at 97.27% per note. The aggregate discount on the New Senior Notes approximated $4.2 million and is charged to operations as additional interest expense over the life of the New Senior Notes using the effective interest method. The remaining unamortized discount at December 31, 2000 was $4.0 million. Interest on the New Senior Notes is 12.75% and is payable on April 1st and October 1st of each year. The New Senior Notes are due October 2009 and the Company is not obligated to make any mandatory redemption or sinking fund payment with respect to the New Senior Notes prior to maturity.

   The New Senior Notes are not redeemable prior to October 1, 2004, after which the New Senior Notes will be redeemable at any time at the option of the Company, in whole or in part, at various redemption prices as set forth in the indenture covering such New Senior Notes (the "Indenture"), plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to October 1, 2002, the Company may redeem up to 35% of the outstanding notes with the net proceeds of one or more public offerings of common stock of the Company, at a redemption price of 112.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

   The $185.0 million Credit Facility consists of $160.0 million in term loans ($50.0 million Term A and $110.0 million Term B) and $25.0 million in revolving loans. Any borrowings under the revolving line of credit

                               UNILAB CORPORATION
are due October 2005. The Term A loan is due in quarterly principal payments of $1.2 million starting in December 2000 and increasing to $1.9 million in December 2001, $2.5 million in December 2002, $3.1 million in December 2003 and $3.7 million in December 2004 through November 2005. The Term B loan is due in quarterly principal payments of $0.3 million starting December 1999 through September 2005 and increasing to $25.8 million in December 2005 through November 2006. In addition, the Credit Agreement requires mandatory repayment for various items, including a percentage of annual excess cash flow, as defined. Interest on amounts borrowed under the Credit Facility is subject to adjustment determined based on certain levels of financial performance. For LIBOR borrowings, the applicable margin added to LIBOR can range from 2.00% to 3.375% for Term A and revolving loans and 3.50% to 3.875% for Term B loans. The amounts outstanding under the Credit Facility are subject to certain restrictive covenants. The covenants include, but are not limited to, requirements that the Company maintain specified financial ratios and stay within defined limitations on capital expenditures and additional indebtedness. The Company also cannot declare or pay any dividends. All obligations under the Credit Facility are secured by substantially all of the Company's assets.

   As part of the Recapitalization Transaction, the Company tendered for $120.0 million (face value) of senior notes ("Old Senior Notes") existing prior to the recapitalization. 99.6% of the holders of the Old Senior Notes accepted the Company's tender offer; however, 0.4% of holders did not tender and therefore $0.4 million of the Company's Old Senior Notes remain outstanding. Interest on the Old Senior Notes is 11% and is payable on April 1st and October 1st of each year. The Old Senior Notes are due April 2006 and are not redeemable prior to April 1, 2001, after which the Old Senior Notes will be redeemable at any time at the option of the Company, in whole or in part, at various redemption prices as set forth in the indenture covering such notes, plus accrued and unpaid interest, if any, to the date of redemption.

   In the event of a change in control, as defined in the Indenture, holders of the New Senior Notes will have the right to require the Company to purchase their notes, in whole or in part, at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

   The New and Old Senior Notes are general unsecured obligations of the Company and rank pari passu in right of payment with all unsubordinated indebtedness of the Company. In addition, the Indenture limits the ability of the Company to pay dividends or distributions on capital stock or repurchase capital stock and incur additional indebtedness, under certain circumstances.

   In connection with the acquisition of Meris (See Note 3), the Company issued a $14.0 million convertible subordinated note. The $14.0 million note plus accrued interest of $49,000 was converted into 4.6 million shares of the Company's common stock in 1999, before the Recapitalization transaction. In accordance with the terms of the note, the conversion price was $3.04 per share.

   At December 31, 2000, future scheduled principal payments of long-term debt are as follows (in thousands):

       Years Ended December 31,
       ------------------------
       2001.......................................................... $  7,142
       2002..........................................................    9,753
       2003..........................................................   12,388
       2004..........................................................   14,732
       2005..........................................................   37,786
       Thereafter....................................................  228,659
                                                                      --------
                                                                      $310,460
                                                                      ========

                               UNILAB CORPORATION

8. Convertible Preferred Stock

   As part of the Recapitalization Transaction (see Note 4), 364,000 shares of convertible preferred stock which had been outstanding were redeemed for $5.75 a share. Holders of the convertible preferred stock were entitled to receive, when and as declared by the Board of Directors of the Company, cumulative dividends at an annual rate of $0.36 per share, payable semiannually on June 30 and December 30 in each year.

9. Employee Benefits:

 Profit Sharing Plan

   The Company provides a savings plan under Section 401(k) of the Internal Revenue Code covering most employees. Company contributions to the plan totaled approximately $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. As of January 1, 2001 the Company contribution was increased to 100% of the first 4% from 25% of the first 4% contributed by the employee.

 Executive Retirement Plan

   The Company maintains the Unilab Corporation Executive Retirement Plan (the "SERP"), an unfunded defined contribution plan, for the benefit of designated key employees. Prior to the recapitalization (see Note 4), the benefit earned each year was issued into participants' accounts through memorandum shares, which represent rights to receive stock of the Company at a future date. After the recapitalization, participants receive an annual contribution to their account as well as earning interest on their account balance at prime plus two percent. The benefit formula to determine amounts earned by participants is primarily based on the employee's final five-year average compensation and years of service. Pension expense for the SERP was approximately $0.5 million, $2.7 million (of which $2.1 million is included in merger/recapitalization expenses in the Statement of Operations), and $0.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, the accumulated obligation included in other liabilities in the balance sheet was approximately $3.0 million. The weighted average discount rate and rate of increase in future compensation levels used in determining the present value of benefit obligations were 6.35% and 3.8% in 2000, 5.1% and 3.8% in 1999 and 6.0% and 3.8% in 1998.

 Stock Option Plan

   As approved by the Company's shareholders, the Company maintained until the November 23, 1999 consummation of the Recapitalization Transaction, the Unilab Corporation Stock Option and Performance Incentive Plan (the "Employee Option Plan") and the Unilab Corporation Non-Employee Directors Stock Plan (the "Directors Option Plan").

   Under the terms of the Employee Option Plan, incentive stock options, non-statutory stock options, reload options or rights, stock appreciation rights, restricted or unrestricted shares of Unilab stock, performance shares or units and tax offset payments could be granted to any of the Company's employees, with limited exceptions, and options for a maximum of 3,945,248 shares of the Company's common stock could be granted. No employee could receive annual awards of or relating to more than 246,578 shares of Unilab common stock.

   Under the terms of the Directors Option Plan, each outside director received an annual option grant of 9,863 shares and an additional annual option grant of 9,863 shares was awarded to each outside director who serves as the chairman of a committee or committees of the Board of Directors.

                               UNILAB CORPORATION

   All outstanding options (except certain options, as described below, that were elected to be rolled-over by the option holders into a new stock option plan) under the Employee Option Plan and the Director Option Plan were cashed out in the Recapitalization Transaction.

   In 2000, the Company adopted a Stock Option Plan (the "Plan") for certain key employees. The Plan was designed to attract and retain key employees of the Company. The Plan authorizes the issuance of voting common stock to be issued to officers and key employees under terms and conditions set by the Company's Board of Directors. There are two types of options (Class A and Class B options) and vest as specified by the stock option agreements as follows: (1) in three equal installments on each of the first three anniversaries of the closing of the Recapitalization Transaction on November 23, 1999 (Class A options); and (2) based on the occurrence of an exit event (as defined) and achievement of certain share price exit values (Class B options). All options expire on November 23, 2009, 10 years from the closing of the Recapitalization Transaction.

   The following presents the status of the Company's stock option plans as of December 31, 1998, 1999 and 2000:

                                                                   Weighted
                                                    Number of      Average
                                                      Shares    Exercise Price
                                                    ----------  --------------
   Outstanding at December 31, 1997................  4,493,967      $3.25
     Granted.......................................    936,503       2.03
     Exercised.....................................    (19,233)      0.80
     Forfeited.....................................   (168,497)      4.11
                                                    ----------      -----
   Outstanding at December 31, 1998................  5,242,740      $2.98
     Granted.......................................    701,268       2.35
     Exercised.....................................   (385,154)      0.85
     Forfeited.....................................   (159,576)      5.41
     Redeemed/Rolled-over as part of the
      recapitalization............................. (5,399,278)      2.98
                                                    ----------      -----
   Outstanding at December 31, 1999                        --         --
     Granted.......................................  3,533,726      $5.93
     Exercised.....................................        --         --
     Forfeited.....................................    (75,870)      5.93
     Rolled-over options from prior plan...........    119,516       2.07
                                                    ----------      -----
   Outstanding at December 31, 2000................  3,577,372      $5.80
                                                    ----------      -----

   As part of the Recapitalization Transaction (see Note 4), certain executive and managerial employees had the option to rollover their existing stock options instead of having the stock options redeemed in cash at the spread between $5.93 a share and the stock option exercise price. Certain individuals elected to rollover their stock options, valued at $0.5 million, into a new stock option plan. In addition, all outstanding options became immediately vested and were cancelled (except for those rolled-over) for cash consideration of $15.4 million as part of the recapitalization.

   As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and its related interpretations. Pursuant to APB No. 25, compensation expense is recognized for financial reporting purposes using the intrinsic value method when it becomes probable that the options will be exercisable. The amount of compensation expense to be recognized is determined by the excess of the fair value of common stock over the exercise price of the related option at the measurement date.

                              UNILAB CORPORATION

   The Company applies APB No. 25 and accordingly, no compensation costs has been recognized for its stock option plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates of options consistent with the method of SFAS No. 123, the Company's net income of $41.6 million would have been reduced to the pro forma amount of $40.3 million for the year ended December 31, 2000. Pro forma basic and diluted net income per share would have been $1.58.

   The weighted average fair value of options granted were estimated on the date of grant using the Black-Scholes option pricing model was $4.07. The fair value of options granted were determined using the following assumptions: a risk-free interest rate of 5.82%, no dividend yield, expected life of approximately 10 years which equals the remaining lives of the grants, and an expected volatility of 50%.

   The following is summary information about the Company's stock options outstanding at December 31, 2000:

                                 Weighted   Weighted                Weighted
                Outstanding at   Average    Average  Exercisable at Average
    Exercise     December 31,   Remaining   Exercise  December 31,  Exercise
      Price          2000      Term (years)  Price        2000       Price
   -----------  -------------- ------------ -------- -------------- --------
         $5.93    3,457,856        8.9       $5.93      492,010      $5.93
     0.64-4.82      119,516        6.8        2.07      119,516       2.07
   -----------    ---------        ---       -----      -------      -----
    $0.64-5.93    3,577,372        8.8       $5.80      611,526      $5.18
                  =========                             =======

 Restricted Stock

   The Company granted 16,767 restricted shares of common stock to certain employees at no cost in 1998. Approximately $132,000 was amortized to expense in 1998. As part of the recapitalization (see Note 4), all restricted shares became fully vested and were redeemed at $5.93 a share.

10. Related Party Transactions

   Under the terms of the merger agreement covering the Recapitalization Transaction (see Note 4) and the Company, the Company paid to Kelso a one-time fee of $6.0 million plus out-of-pocket expenses, upon completion of the merger. In addition, Kelso will earn annual financial advisory fees of $600,000, subsequent to November 23, 1999. Kelso earned financial advisory fees of $600,000 and $65,000 for the years ended December 31, 2000 and 1999, respectively.

   The Company sold 98,631 shares, valued at approximately $0.6 million, to the Company's CEO in 2000.

   A former CEO of the Company has been retained as a consultant and receives $220,000 per year under a five-year contract that expires on November 23, 2004.

   In May 1998, the Company entered into a promissory note for $150,000, with no interest due before May 1, 2003, with an executive of the Company. The entire amount of the loan is outstanding.

                               UNILAB CORPORATION

11. Commitments and Contingencies

   Property and equipment leased under capital leases is as follows:

                                                             December 31,
                                                        -----------------------
                                                           2000        1999
                                                        ----------- -----------
                                                        (amounts in thousands)
   Building............................................ $     3,100 $     3,100
   Laboratory and other equipment......................         --        4,103
   Less--Accumulated amortization......................       2,308       4,426
                                                        ----------- -----------
   Net leased property under capital leases............ $       792 $     2,777
                                                        =========== ===========

   As of December 31, 2000, future minimum rental payments required under capital and operating leases that have initial or remaining noncancelable terms in excess of one year are approximately as follows:

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
                                                                  (amounts in
                                                                  thousands)
   2001....................................................... $  782   $15,842
   2002.......................................................    822    12,035
   2003.......................................................    863     6,175
   2004.......................................................    594     3,348
   2005.......................................................    --      1,800
   Thereafter.................................................    --        665
                                                               ------   -------
   Total minimum lease payments...............................  3,061   $39,865
                                                                        =======
   Less: Amount representing interest.........................    793
                                                               ------
   Present value of net minimum lease payments................ $2,268
                                                               ======

   Rental expense for operating leases was approximately $17.7 million, $15.3 million and $10.8 million in 2000, 1999 and 1998, respectively.

   The Company has employment agreements with its principal officers and certain other key employees. Such agreements expire at various dates through February 2003 and most automatically renew for successive one or two year periods, depending on the employee, until one of the parties gives notice of termination in accordance with the agreement. The agreements also provide for annual bonuses for certain officers and key employees, dependent upon the achievement of certain performance objectives. In addition, the agreements for certain employees provide for annual deferred compensation equal to 8% of the employees' cash compensation (inclusive of bonuses) for the year. The aggregate commitment under these agreements, excluding bonuses and any deferred compensation related thereto, is approximately $2.1 million. The Company may terminate the employment agreements without cause on specified advance notice by providing severance pay equal to one to two times, depending on the employee, of the current base salary plus certain other benefits.

   In addition, the employment agreements grant these employees the right to receive two times their annual salary and bonus, plus continuation of certain benefits and acceleration of certain stock options, if there is a change in control of the Company (as defined) and a termination of such employees or certain other events within two years thereafter. The maximum contingent liability upon a change in control, excluding any bonus, deferred compensation, continuation of benefits or acceleration of stock options, is approximately $3.3 million.

                               UNILAB CORPORATION

12. Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board, ("FASB") issued, and subsequently amended, SFAS No. 133, "Accounting for Derivative and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The adoption of SFAS No. 133, as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", did not have a material impact on the Company's financial condition or results of operations since the Company does not hold derivative financial instruments or contracts, and does not currently engage in hedging activities.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition ("SAB 101"). SAB 101 summarizes certain areas of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue principles comply with SAB 101.

13. Supplemental Disclosures of Cash Flow Information

                                                        Years Ended December
                                                                 31,
                                                       -----------------------
                                                        2000    1999    1998
                                                       ------- ------- -------
                                                       (amounts in thousands)
   Cash paid during the year for:
     Interest......................................... $37,514 $15,821 $13,419
     Income taxes.....................................     101     421       2
   Supplemental Disclosure of Noncash Investing and
    Financing Activities:
     Restricted shares of common stock issued to
      employees.......................................     --      --       32
     Shares issued for Company's 401(k) plan matching
      contributions...................................     --      --       25
     Shares issued to certain Board Directors for
      services rendered...............................     --      --      160
   In connection with business acquisitions,
    liabilities were assumed as follows:
     Fair value of assets acquired.................... $19,729 $42,625 $18,734
     Cash paid........................................ $17,058 $ 8,604 $   --
     Value of common stock issued..................... $   --  $ 3,250 $   --
     Liabilities assumed.............................. $ 2,671 $30,771 $18,734

                               UNILAB CORPORATION

14. Quarterly Financial Data (unaudited)

   Summarized unaudited quarterly financial data for 2000 and 1999 (amounts in thousands, except per share amounts) is as follows:

                                                Year Ended December 31, 2000
                                              --------------------------------
                                               First  Second   Third   Fourth
                                              Quarter Quarter Quarter Quarter
                                              ------- ------- ------- --------
   Revenue..................................  $79,276 $84,284 $87,596 $ 86,352
   Direct laboratory and field expenses:
     Salaries, wages and benefits...........   22,868  25,235  25,912   27,019
     Supplies...............................   11,295  12,471  12,367   12,514
     Other operating expenses...............   19,710  19,513  20,410   20,701
       Total................................   53,873  57,219  58,689   60,234
   Amortization and depreciation............    2,981   3,080   3,302    3,504
   Selling, general and administrative
    expenses................................   10,600  11,010  11,280   11,115
   Operating income.........................   11,822  12,975  14,325   11,499
   Net income...............................    1,504   2,047   2,833   35,184
   Basic and diluted net income per common
    share...................................  $  0.06 $  0.08 $  0.11 $   1.38
   Weighted average shares:
     Basic..................................   25,405  25,405  25,491   25,504
     Diluted................................   25,483  25,483  25,569   25,582
                                                Year Ended December 31, 1999
                                              --------------------------------
                                               First  Second   Third   Fourth
                                              Quarter Quarter Quarter Quarter
                                              ------- ------- ------- --------
   Revenue..................................  $63,559 $73,727 $76,210 $ 71,667
   Direct laboratory and field expenses:
     Salaries, wages and benefits...........   18,455  21,831  22,940   21,250
     Supplies...............................    8,827  10,519  11,307   10,879
     Other operating expenses...............   15,416  18,983  18,855   17,189
       Total................................   42,698  51,333  53,102   49,318
   Legal charge.............................      --      600     --       --
   Merger/recapitalization expenses.........      --      --      --    25,167
   Amortization and depreciation............    1,897   2,230   3,062    2,974
   Selling, general and administrative
    expenses................................    9,312   9,891  10,120    9,737
   Operating income (loss)..................    9,652   9,673   9,926  (15,529)
   Income (loss) before extraordinary item..    6,166   5,893  17,852  (23,130)
   Net income (loss)........................    6,166   5,893  17,852  (43,903)
   Net income (loss) available to common
    shareholders............................    6,133   5,860  17,819  (43,912)
   Basic net income (loss) per common share:
     Net income (loss) before extraordinary
      item..................................  $  0.15 $  0.14 $  0.43 $  (0.67)
     Net income (loss)......................  $  0.15 $  0.14 $  0.43 $  (1.27)
   Diluted net income (loss) per common
    share:
     Net income (loss) before extraordinary
      item..................................  $  0.14 $  0.13 $  0.37 $  (0.67)
     Net income (loss)......................  $  0.14 $  0.13 $  0.37 $  (1.27)
   Weighted average shares outstanding:
     Basic..................................   40,171  40,868  41,399   34,645
     Diluted................................   46,846  48,311  48,989   34,645

                               UNILAB CORPORATION

 First Quarter 2000

   Effective March 17, 2000, the Company acquired substantially all of the assets of SCCL.

 Third Quarter 2000

   Effective August 11, 2000, the Company acquired substantially all of the assets of PAL.

 Fourth Quarter 2000

   The Company reduced its valuation allowance against its deferred tax assets by $38.1 million and recognized a tax benefit of $34.4 million in the statement of operations and $3.7 million as an increase of additional paid in capital.

 Second Quarter 1999

   Effective May 10, 1999, the Company acquired substantially all of the assets of BCL. In addition, the Company reached a settlement for $0.6 million regarding claims into the Company's sales and billing practices.

 Third Quarter 1999

   The Company reduced its valuation allowance against its deferred tax assets by $16.6 million, with $4.7 million reducing the amount of goodwill previously recorded from certain acquisitions and $11.9 million being recognized as a tax benefit in the statement of operations.

 Fourth Quarter 1999

   As part of the recapitalization of the Company, the Company incurred expenses of $25.2 million and retired debt that resulted in an extraordinary loss of $20.8 million.

15. Subsequent Event--Reverse Stock Split

   On May 15, 2001, the Board of Directors and stockholders approved a 1 for
0.986312 reverse stock split for our common stock effective May 16, 2001. All common stock and per share data have been retroactively adjusted to reflect the 1 for 0.986312 reverse stock split.

   On May 15, 2001, the Board of Directors and Stockholders approved (1) the Company's filing of a Restated Certificate of Incorporation that was amended to increase the number of shares of capital stock which the Company is authorized to issue to 75 million shares consisting of (a) 60 million shares of common stock, par value $0.01 per share and (b) 15 million shares of preferred stock, par value $0.01 per share, (2) the 2001 Stock Option Plan, and (3) an amendment to the Financial Advisory Agreement with Kelso (see Note 10) and payment of $2.5 million to Kelso in consideration for the termination of annual fees for financial advisory services.

16. Subsequent Event--Legal Proceedings (Unaudited)

   On May 31, 2001, the Department of Justice orally offered to settle the claims subject to the federal investigation (see Note 5) for a payment by us of approximately $2.8 million. We hope to resolve this matter with the government; however, we cannot assure you that this matter will be resolved pursuant to this offer.

                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

To the Board of Directors and Shareholders of Unilab Corporation:

   We have audited the financial statements of Unilab Corporation as of December 31, 2000, and for the year then ended, and have issued our report thereon dated February 20, 2001 (except for Note 15, as to which the date is May 16, 2001). Our audit also included the financial statement schedule of Unilab Corporation, listed in Item 14(a)(2). The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. The financial statement schedule of Unilab Corporation as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 were audited by other auditors whose report, dated March 3, 2000, expressed an unqualified opinion on the schedule. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Los Angeles, California
February 20, 2001

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Shareholders of Unilab Corporation:

   We have audited in accordance with auditing standards generally accepted in the United States, the balance sheet as of December 31, 1999 and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999 of Unilab Corporation and have issued our report thereon dated March 3, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14a(2) for the years ended December 31, 1999 and 1998 is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Los Angeles, California
March 3, 2000

                                  SCHEDULE II

                      UNILAB CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                             (Amounts in thousands)

                                     Balance  Charged
                                       at     to Costs
                                    Beginning   and     Write-      Balance
                                    of Period Expenses   offs    End of Period
                                    --------- -------- --------  -------------
FOR THE YEAR ENDED DECEMBER 31,
 1998:
  Allowance for doubtful accounts..  $ 9,819  $15,662  $(14,668)    $10,813
FOR THE YEAR ENDED DECEMBER 31,
 1999:
  Allowance for doubtful accounts..  $10,813  $20,572  $(10,135)    $21,250
FOR THE YEAR ENDED DECEMBER 31,
 2000:
  Allowance for doubtful accounts..  $21,250  $24,524  $(20,850)    $24,924

                               UNILAB CORPORATION

  Interim Financial Information for the Quarterly Period Ended March 31, 2001

                               UNILAB CORPORATION

                                 BALANCE SHEETS

                      March 31, 2001 and December 31, 2000
                 (amounts in thousands, except per share data)

                                                       March 31,   December 31,
                                                         2001          2000
Assets                                                -----------  ------------
Current assets:                                       (Unaudited)
Cash and cash equivalents...........................  $     6,530   $   2,593
Accounts receivable, net............................       67,340      62,860
Inventory of supplies...............................        4,251       4,427
Deferred tax assets.................................       15,031      15,031
Prepaid expenses and other current assets...........        2,313       1,428
                                                      -----------   ---------
Total current assets................................       95,465      86,339
Property and equipment, net.........................       11,809      12,595
Deferred tax assets.................................       32,332      34,408
Goodwill, net.......................................       89,599      91,499
Other intangible assets, net........................        1,028       1,177
Other assets........................................        9,542       9,893
                                                      -----------   ---------
                                                      $   239,775   $ 235,911
                                                      ===========   =========
Liabilities and Shareholders' Equity
Current liabilities:
Current portion of long-term debt...................  $     7,793   $   7,142
Accounts payable and accrued liabilities............       25,274      21,198
Accrued payroll and benefits........................        9,309      10,693
                                                      -----------   ---------
Total current liabilities                                  42,376      39,033
                                                      -----------   ---------
Long-term debt, net of current portion..............      301,108     303,318
Other liabilities...................................        5,431       5,996
Commitments and contingencies.......................
Shareholders' equity (deficit):
Common stock, $.01 par value, Authorized 30,000
 shares; Issued and Outstanding--25,504 at March 31,
 and December 31....................................          255         255
Additional paid-in capital..........................      153,725     153,600
Accumulated deficit.................................     (263,120)   (266,291)
                                                      -----------   ---------
Total shareholders' deficit.........................     (109,140)   (112,436)
                                                      -----------   ---------
                                                      $   239,775   $ 235,911
                                                      ===========   =========


   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                            STATEMENTS OF OPERATIONS

                   Three Months Ended March 31, 2001 and 2000
                 (amounts in thousands, except per share data)
                                  (Unaudited)

                                                                 Three Months
                                                                Ended March 31,
                                                                ---------------
                                                                 2001    2000
                                                                ------- -------
Revenue........................................................ $95,308 $79,276
Direct Laboratory and Field Expenses:
  Salaries, wages and benefits.................................  28,929  22,868
  Supplies.....................................................  13,743  11,295
  Other operating expenses.....................................  22,034  19,710
                                                                ------- -------
                                                                 64,706  53,873


Amortization and depreciation..................................   3,469   2,981
Selling, general and administrative expenses...................  12,596  10,600
                                                                ------- -------
  Total Operating Expenses.....................................  80,771  67,454
                                                                ------- -------
Operating Income...............................................  14,537  11,822
Interest expense, net..........................................   9,069   9,229
                                                                ------- -------
Income Before Income Taxes.....................................   5,468   2,593
Tax provision..................................................   2,297   1,089
                                                                ------- -------
Net Income..................................................... $ 3,171 $ 1,504
                                                                ======= =======
Basic and diluted net income per share......................... $  0.12 $  0.06
                                                                ======= =======
Weighted Average Shares Outstanding:
  Basic........................................................  25,504  25,405
  Diluted......................................................  25,582  25,483



   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                            STATEMENTS OF CASH FLOWS

                   Three Months Ended March 31, 2001 and 2000
                             (amounts in thousands)
                                  (Unaudited)

                                                              Three Months
                                                             Ended March 31,
                                                             ----------------
                                                              2001     2000
                                                             -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.................................................. $ 3,171  $ 1,504
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Amortization and depreciation.............................   3,469    2,981
  Provision for doubtful accounts...........................   6,931    5,745
Net changes in assets and liabilities affecting operations,
 net of acquisitions:
  Increase in Accounts receivable........................... (11,411) (10,228)
  Decrease in Inventory of supplies.........................     176      807
  Increase in Prepaid expenses and other current assets.....    (885)    (482)
  Decrease in Deferred tax assets...........................   2,076    1,089
  Decrease in Other assets..................................      85       89
  Increase in Accounts payable and accrued liabilities......   3,984    2,160
  Decrease in Accrued payroll and benefits..................  (1,207)  (2,463)
  Other.....................................................     452      307
                                                             -------  -------
  Net cash provided by operating activities.................   6,841    1,509
                                                             -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of third party debt..............................  (1,620)    (688)
                                                             -------  -------
  Net cash used by financing activities.....................  (1,620)    (688)
                                                             -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (634)  (1,363)
  Payments for acquisitions, net of cash acquired...........    (650)  (2,600)
                                                             -------  -------
  Net cash used by investing activities.....................  (1,284)  (3,963)
                                                             -------  -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           3,937   (3,142)

CASH AND CASH EQUIVALENTS -- Beginning of Period............   2,593   12,557
                                                             -------  -------

CASH AND CASH EQUIVALENTS -- End of Period.................. $ 6,530  $ 9,415
                                                             =======  =======


   The accompanying notes are an integral part of these financial statements.

                               UNILAB CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                  (Unaudited)

1. Management Opinion

   In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods reported. All such adjustments made were of a normal recurring nature.

   The accompanying interim financial statements and related notes should be read in conjunction with the financial statements of Unilab Corporation ("Unilab" or the "Company") and related notes as contained elsewhere in this prospectus for the year ended December 31, 2000.

2. Net Income Per Share

   Basic net income per common share has been computed by dividing the net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares used in the calculation of basic earnings per share was 25.5 million and 25.4 million for the three months ended March 31, 2001 and 2000.

   Diluted net income per share includes the effect of additional common shares that would have been outstanding if dilutive potential common shares had been issued. For the three months ended March 31, 2001 and 2000, the weighted average number of dilutive stock options were 0.1 million which had no effect on the basic net income per share calculation.

3. Supplemental Disclosure of Cash Flow Information

                                                          Three months ended
                                                               March 31,
                                                        -----------------------
                                                           2001        2000
                                                        ----------- -----------
                                                        (amounts in thousands)
     Cash paid during the period for:
       Interest, net................................... $     3,057 $     4,210
       Income taxes....................................         276         --

4. Subsequent Event--Reverse Stock Split

   On May 15, 2001, the Board of Directors and stockholders approved a 1 for
0.986312 reverse stock split for our common stock, effective May 16, 2001. All common stock and per share data have been retroactively adjusted to reflect the 1 for 0.986312 reverse stock split.

   On May 15, 2001, the Board of Directors and Stockholders approved (1) the Company's filing of a Restated Certificate of Incorporation that was amended to increase the number of shares of capital stock which the Company is authorized to issue to 75 million shares consisting of (a) 60 million shares of common stock, par value $0.01 per share and (b) 15 million shares of preferred stock, par value $0.01 per share, (2) the 2001 Stock Option Plan, and (3) an amendment to the Financial Advisory Agreement with Kelso (see Note 10) and payment of $2.5 million to Kelso in consideration for the termination of annual fees for financial advisory services.

5. Subsequent Event--Legal Proceedings

   On May 31, 2001, the Department of Justice orally offered to settle the claims subject to the federal billing investigation for a payment by us of approximately $2.8 million. We hope to resolve this matter with the government; however, we cannot assure you that this matter will be resolved pursuant to this offer.

   A picture depicting a hand placing a test tube into a centrifuge. In the right corner of the page is a picture of a laboratory technician performming a laboratory test. In the bottom left corner of the page is a picture of a laboratory technician examining a laboratory specimen. In the right bottom corner of the page is a picture of a technician labeling a test tube.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                6,700,000 Shares


                               UNILAB CORPORATION


                                  Common Stock

                                [LOGO OF UNILAB]

                               ----------------

                                   PROSPECTUS

                                        , 2001

                               ----------------

                              Salomon Smith Barney

                           Credit Suisse First Boston

                           U.S. Bancorp Piper Jaffray


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

   The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered:

      SEC registration fee.......................................... $   30,820
      Printing and engraving costs..................................    400,000
      Legal fees and expenses.......................................  1,000,000
      Accounting fees and expenses..................................    225,000
      Nasdaq National Market application and listing fee............      1,000
      NASD filing fee...............................................     12,828
      Miscellaneous.................................................     80,352
                                                                     ----------
        Total....................................................... $1,750,000
                                                                     ==========

--------
* To be completed by amendment

ITEM 14. Indemnification of Directors and Officers.

   Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 145 further provides that to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or against another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

   As permitted by the DGCL, our Amended and Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3.1 to this Registration Statement, allows us to eliminate the personal liability of the directors of the corporation and to indemnify directors and officers to the fullest extent authorized by the laws of the State of Delaware. Our Certificate of Incorporation also provides that the indemnification provided by such section shall not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled whether as a matter of law, under our Amended and Restated By-Laws, by agreement, vote of the stockholders or disinterested directors of our Company or otherwise.

   Our by-laws, a copy of which is filed as Exhibit 3.4 to this Registration Statement, provides us with the authority to indemnify our directors, officers and agents to the full extent allowed by the laws of the State of Delaware.

   In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 15. Recent Sales of Unregistered Securities.

   On July 13, 2000, we issued and sold 98,631 shares of our common stock to Robert E. Whalen at a price of $5.93 per share. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

   In 2000, we granted certain of our officers, directors, consultants and key employees options to purchase an aggregate of 3,457,856 shares under our 2000 executive stock option plan at a price of $5.93 per share. These options were granted in reliance on the exemption from registration provided by Section 4(2) and Rule 701 of the Securities Act.

   In November 1999, we issued to R. Jeffrey Lanzolatta, our Executive Vice President and President of the Southern California division, 16,860 shares of common stock in our company in settlement of a claim made by Mr. Lanzolatta regarding tax consequences connected to restricted common stock he owned in 1999.

   On April 5, 1999, we issued 986,312 shares of our common shares, approximately $8.6 million in cash and $25 million of notes bearing interest rate of 7.5% per annum as part consideration for our acquisition of substantially all of the assets of Bio-Cypher Laboratories pursuant to an Asset Transfer Agreement, dated April 5, 1999. As part of our recapitalization, we have redeemed the notes. These securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

   On September 28, 1999, Unilab Finance Corp. sold $155.0 million principal amount of our senior subordinated notes due 2009. The principal underwriters in the transaction were Deutsche Bank Alex Brown and Merrill Lynch & Co. The proceeds from the sale of the senior notes were used to fund a portion of the financing for our recapitalization, payments in respect of our capital stock and options from our common stock, repayment of most of our existing debt, and payment of transaction-related fees and expenses. We assumed those senior notes in November 1999 when Unilab Finance Corp. merged into us in connection with our recapitalization. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

   In November 1999, we sold 23,519,748 shares of our common stock to Kelso & Company, L.P., and Kelso affiliates and designees and management at a price of $5.93 per share. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act

   On September 16, 1998, we issued a $14.0 million 7.5% Convertible Subordinated Note due 2006 to Meris Laboratories, Inc. as part consideration for our acquisition of substantially all of the assets of Meris pursuant to an Asset Transfer Agreement, dated September 16, 1998. At the completion of the merger, the note was converted into approximately 4.6 million shares of our common stock, which was then cashed out at the $5.93 per share merger price. These securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

ITEM 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits

 Exhibit                               Description
 -------                               -----------
   1     Form of Underwriting Agreement.

   3.1   Amended and Restated Certificate of Incorporation of our company.

   3.2 Amended and Restated By-laws of our company (incorporated by reference to Exhibit 3.2 to our Company's Annual Report on Form 10-K, filed on
          April 2, 2001).

   4.1   Indenture, dated as of September 28, 1999, between Unilab Finance
          Corp. and HSBC Bank USA relating to our company's 12 3/4% Senior
          Subordinated Notes Due 2009 (the "Indenture") (incorporated by reference to Exhibit 4.1 to our company's Registration Statement on Form S-4, dated December 30, 1999).

   4.2   Supplemental Indenture, dated as of November 23, 1999, between the
          Registrant, Unilab Finance Corp. and HSBC Bank USA, amending the
          Indenture (incorporated by reference to Exhibit 4.2 to our company's
          Registration Statement on Form S-4, dated December 30, 1999).

   4.3   Assumption Agreement, dated as of November 23, 1999, between the
          Registrant and Unilab Finance Corp. (incorporated by reference to
          Exhibit 4.3 to our company's Registration Statement on Form S-4, dated December 30, 1999).

   4.4   Credit Agreement, dated as of November 23, 1999, between the
          Registrant and the several lenders named therein (incorporated by reference to Exhibit 4.4 to our company's Registration Statement on Form S-4, dated December 30, 1999).

   4.5   Capital Call Agreement, dated as of November 23, 1999, between the
          Registrant, Kelso & Company, L.P., and Bankers Trust Company
          (incorporated by Reference to Exhibit 4.5 to our company's
          Registration Statement on Form S-4, dated December 20, 1999).

   4.6   Form of Unilab Corporation's stock certificate.

   5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality of securities being registered.*

  10.1 Consulting Agreement, dated December 1, 1999, between the Registrant and David C. Weavil (incorporated by reference to Exhibit 10.4 to our company's Registration Statement on Form S-4, dated December 30,
          1999).

  10.2   Non-compete Agreement, dated November 23, 1999, between the
          Registrant, UC Acquisition Sub, Inc., and David C. Weavil
          (incorporated by reference to Exhibit 10.5 to our company's
          Registration Statement on Form S-4, dated December 20, 1999).

  10.3 Employment Agreement, dated January 25, 1994, between the Registrant and Ian J. Brotchie (incorporated by reference to Exhibit 10.3 to our company's Annual report on Form 10-K, filed April 2, 2001).

  10.4   Stockholders Agreement, dated as of November 23, 1999, between the
          Registrant, Kelso Investment Associates VI, LLC KEP VI, LLC and certain other stockholders of our company (incorporated by reference to Exhibit 10.9 to our company's Registration Statement on Form S-4, dated December 30, 1999).

  10.5 Amendment to Stockholders Agreement, dated June 30, 2000 (incorporated by reference to Exhibit 10.5 to our company's Annual report on Form
          10-K, filed on April 2, 2001).

  10.6   Employment Agreement, dated July 1, 2000, between the Registrant and
          Emmett C. Kane (incorporated by reference to Exhibit 10.6 to our company's Annual Report on Form 10-K, filed April 2, 2001).

  10.7   Employment Agreement, dated March 1, 2000, between the Registrant and
          David W. Gee (incorporated by reference to Exhibit 10.7 to our company's Annual report on Form 10-K filed April 2, 2001).

  10.8 Employment Agreement, dated November 11, 1993, between the Registrant and R. Jeffrey Lanzolatta (incorporated by reference to Exhibit 10.8 to our company's Annual report on Form 10-K, filed April 2, 2001).

 Exhibit                              Description
 -------                              -----------
  10.9   Amendment No. 1, dated November 1, 1996, to the Employment Agreement dated as of November 11, 1993 between the Registrant and R. Jeffrey
          Lanzolatta (incorporated by reference to Exhibit 10.8 to our company's Annual report on Form 10-K, filed April 2, 2001).

  10.10 Employment Agreement, dated November 11, 1993, between the Registrant and Brian D. Urban (incorporated by reference to Exhibit 10.9 to our company's Annual Report on Form 10-K, filed April 2, 2001).
  10.11 Employment Agreement, dated February 24, 2000, between the Registrant and Robert E. Whalen (incorporated by reference to Exhibit 10.10 to our company's Annual Report on Form 10-K, filed April 2, 2001).
  10.12  Amendment, dated July 1, 2000, to the Employment Agreement, dated
          January 25, 1994, between the Registrant and Ian J. Brotchie
          (incorporated by reference to Exhibit 10.3 to our company's Annual
          Report on Form 10-K, filed April 2, 2001).
  10.13  Promissory Note, dated May 1, 1998, between the Registrant and Brian
          D. Urban (incorporated by reference to Exhibit 10.1 to our company's
          Annual Report on Form 10-K, filed April 2, 2001).
  10.14  Executive Retirement Plan, dated January 1, 1995, as amended October
          1, 1997.*
  10.15  Deferred Compensation Arrangement, dated January 1, 1995.*
  10.16  Financial Advisory Agreement, dated November 23, 1999, between the
          Registrant and Kelso & Company.*
  10.17  Investor Stockholders Agreement, dated November 23, 1999, between the
          Registrant, KIA VI, KEP VI, and certain other investors.*
  10.18  Amendment to Financial Advisory Agreement between the Registrant and
          Kelso & Company, L.P. dated May 15, 2001.*
  10.19  2000 Executive Stock Option Plan, dated June 19, 2000.
  10.20  2001 Stock Option Plan, dated May 16, 2001.*
  10.21  Amendment to 2000 Executive Stock Option Plan, dated June 5, 2001.
  16.1 Letter regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company's 8-K/A, dated May 11,
          2000).*
  23.1   Consent of Deloitte & Touche LLP.
  23.2   Consent of Arthur Andersen LLP.
  23.3   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (appears in
          Exhibit 5.1).*
  24.1 Powers of attorney (included on signature page to registration statement).*

--------
 * Previously filed.

ITEM 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

  . For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  . For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Tarzana, State of California on the 5th day of June, 2001.

                                          Unilab Corporation

                                                             *
                                          By: _________________________________
                                                     Robert E. Whalen
                                                  Chairman, President and
                                                  Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed on its behalf by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Chairman, President, Chief    June 5, 2001
______________________________________  Executive Officer and
           Robert E. Whalen             Director (Principal
                                        Executive Officer)

                  *                    Executive Vice President,     June 5, 2001
______________________________________  Chief Financial Officer
            Brian D. Urban              and Treasurer (Principal
                                        Financial Officer and
                                        Principal Accounting
                                        Officer)

                  *                    Director                      June 5, 2001
______________________________________
         Michael B. Goldberg

                  *                    Director                      June 5, 2001
______________________________________
         David I. Wahrhaftig

                  *                    Director                      June 5, 2001
______________________________________
             Walter Lewis

                  *                    Director                      June 5, 2001
______________________________________
            James R. Maher

           /s/ David W. Gee            Attorney-in-Fact              June 5, 2001
*By: _________________________________
             David W. Gee

                                 EXHIBIT INDEX

 Exhibit                               Description
 -------                               -----------
   1     Form of Underwriting Agreement.

   3.1   Amended and Restated Certificate of Incorporation of our company.

   3.2 Amended and Restated By-laws of our company (incorporated by reference to Exhibit 3.2 to our company's Annual Report on Form 10-K, filed on April 12, 2001).

   4.1   Indenture, dated as of September 28, 1999, between Unilab Finance
          Corp. and HSBC Bank USA relating to our company's 12 3/4% Senior
          Subordinated Notes Due 2009 (incorporated by reference to Exhibit 4.1 to our company's Registration Statement on Form S-4, dated December
          30, 1999).

   4.2   Supplemental Indenture, dated as of November 23, 1999, between the
          Registrant, Unilab Finance Corp. and HSBC Bank USA, amending the
          Indenture (incorporated by reference to Exhibit 4.2 to our company's
          Registration Statement on Form S-4, dated December 30, 1999).

   4.3   Assumption Agreement, dated as of November 23, 1999, between the
          Registrant and Unilab Finance Corp. (incorporated by reference to
          Exhibit 4.3 to our company's Registration Statement on Form S-4, dated December 30, 1999).

   4.4   Credit Agreement, dated as of November 23, 1998, between the
          Registrant and the several lenders named therein (incorporated by reference to Exhibit 4.4 to our company's Registration Statement on Form S-4, dated December 30, 1999).

   4.5   Capital Call Agreement, dated as of November 23, 1999, between the
          Registrant, Kelso & Company, L.P., and Bankers Trust Company
          (incorporated by reference to Exhibit 4.5 to our company's
          Registration Statement on Form S-4, dated December 20, 1999).

   4.6   Form of Unilab Corporation's stock certificate.

   5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding legality of securities being registered.*

  10.1 Consulting Agreement, dated December 1, 1999, between the Registrant and David C. Weavil (incorporated by reference to Exhibit 10.4 to our company's Registration Statement on Form S-4 dated December 30,
          1999).

  10.2   Non-compete Agreement, dated November 23, 1999, between the
          Registrant, UC Acquisition Sub, Inc., and David C. Weavil
          (incorporated by reference to Exhibit 10.5 to our company's
          Registration Statement on Form S-4 dated December 20, 1999).

  10.3 Employment Agreement, dated January 25, 1994, between the Registrant and Ian J. Brotchie (incorporated by reference to Exhibit 10.3 to our company's Annual report on Form 10-K, filed April 2, 2001).

  10.4   Stockholders Agreement, dated as of November 23, 1999, between the
          Registrant, Kelso Investment Associates VI, LLC KEP VI, LLC and certain other stockholders of our company (incorporated by reference to Exhibit 10.9 to our company's Registration Statement on Form S-4, dated December 30, 1999).

  10.5 Amendment to Stockholders Agreement, dated June 30, 2000 (incorporated by reference to Exhibit 10.5 to our company's Annual report on Form
          10-K, filed on April 2, 2001).

  10.6   Employment Agreement, dated July 1, 2000, between the Registrant and
          Emmett C. Kane (incorporated by reference to Exhibit 10.6 to our company's Annual Report on Form 10-K, filed April 2, 2001).

  10.7   Employment Agreement, dated March 1, 2000, between the Registrant and
          David W. Gee (incorporated by reference to Exhibit 10.7 to our company's Annual report on Form 10-K filed April 2, 2001).

  10.8 Employment Agreement, dated November 11, 1993, between the Registrant and R. Jeffrey Lanzolatta (incorporated by reference to Exhibit 10.8 to our company's Annual report on Form 10-K, filed April 2, 2001).

 Exhibit                              Description
 -------                              -----------
  10.9   Amendment No. 1, dated November 1, 1996, to the Employment Agreement dated as of November 11, 1993 between the Registrant and R. Jeffrey
          Lanzolatta (incorporated by reference to Exhibit 10.8 to our company's Annual report on Form 10-K, filed April 2, 2001).

  10.10 Employment Agreement, dated November 11, 1993, between the Registrant and Brian D. Urban (incorporated by reference to Exhibit 10.9 to our company's Annual Report on Form 10-K, filed April 2, 2001).

  10.11 Employment Agreement, dated February 24, 2000, between the Registrant and Robert E. Whalen (incorporated by reference to Exhibit 10.10 to our company's Annual Report on Form 10-K, filed April 2, 2001).

  10.12  Amendment, dated July 1, 2000, to the Employment Agreement, dated
          January 25, 1994, between the Registrant and Ian J. Brotchie
          (incorporated by reference to Exhibit 10.3 to our company's Annual
          Report on Form 10-K, filed April 2, 2001).

  10.13  Promissory Note, dated May 1, 1998, between the Registrant and Brian
          D. Urban (incorporated by reference to Exhibit 10.1 to our company's
          Annual Report on Form 10-K, filed April 2, 2001).

  10.14  Executive Retirement Plan, dated January 1, 1995, as amended October
          1, 1997.*

  10.15  Deferred Compensation Arrangement, dated January 1, 1995.*

  10.16  Financial Advisory Agreement, dated November 23, 1999, between the
          Registrant and Kelso & Company.*

  10.17  Investor Stockholders Agreement, dated November 23, 1999, between the
          Registrant, KIA VI, KEP VI, and certain other investors.*

  10.18  Amendment to Financial Advisory Agreement between the Registrant and
          Kelso & Company, L.P. dated May 15, 2001.*

  10.19  2000 Executive Stock Option Plan, dated June 19, 2000.

  10.20  2001 Stock Option Plan, dated May 16, 2001.*

  10.21  Amendment to 2000 Executive Stock Option Plan, dated June 5, 2001.

  16.1 Letter regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company's 8-K/A, dated May 11,
          2000).*

  23.1   Consent of Deloitte & Touche LLP.

  23.2   Consent of Arthur Andersen LLP.

  23.3   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (appears in
          Exhibit 5.1).*

  24.1 Powers of attorney (included on signature page to registration statement).*

--------
 * Previously filed.